


07028982

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Golden Share Mining Corporation

*CURRENT ADDRESS 440 René-Lévesque Blvd. West
Suite 1160
Montréal, Québec H2Z 1V2
Canada

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 35150

FISCAL YEAR

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT: 1/10/08

NI 43-101 TECHNICAL REPORT
ON MALARTIC LAKE SHORE PROPERTY
Malartic Township
Province of Quebec, Canada
SNRC 32D01

Prepared for

GOLDEN SHARE MINING CORPORATION INC.

BY

Jeannot Théberge, P. Geol.

Effective date : October 6th 2007

TABLE OF CONTENTS

TABLE

FIGURES

APPENDIX

Item 3 - Summary

At the request of Mr. Philippe Giaro, President of Golden Share Mining Corporation Inc., a private company registered in Canada, Mr. Jeannot Thèberge was given the mandate to execute a Technical Report on the Malartic Lakeshore Gold Property in September 2007. This NI 43-101 Technical Report has been prepared for Golden Share Mining Corporation Inc. to serve for the listing of the Company on the Toronto Stock Exchange as well as for a financing to be realized under a prospectus.

The property is located in the central part of the Malartic Township, on the municipality of Malartic, in the Abitibi area of northwestern Quebec, Canada, SNRC 32D01. It consists in 22 contiguous claims for total property surface area of 961.79 hectares.

The author has completed independent field and laboratory verifications to confirm the accuracy of the work done by previous workers. For the most part, this information was collected during the author's field visit of the property conducted on August 19th 2007 and on October 01st 2007.

The Malartic Lakeshore Property is located in the southeastern part of the Abitibi geological sub-province. This area is characterized by the Cadillac – Larder Lake fault which stretches from Larder Lake, in Ontario to east of Val d'Or, in Quebec. Most of the gold mines of the Val d'Or – Rouyn-Noranda area are located along or in close proximity to this major structure.

The past producing Norlartic and Marban mines are located approximately 6 km east of the property. Agnico Eagle's Lapa mine is located approximately 5 km west of the property and latest resource figures include 3,944,000 tonnes at a grade of 9.08 g/t Au in the probable reserve category and 1,216,000 tonnes at a grade of 7.30 g/t Au in the inferred resource category. The Lapa mine is now under construction with initial production expected in late 2008.

The auriferous mineralization on the Malartic Lakeshore property is hosted in quartz-carbonate veins and veinlets which are locally tourmaline bearing. The sulfide mineralogy comprises pyrite, chalcopyrite and galena. These auriferous veins are hosted in a major shear zone oriented at 135° with a steep southwestern dip and located within the locally highly sheared basalt and ultramafics units of the Dubuisson Formation.

Several sulfide-bearing quartz and quartz-carbonate veins were previously recognized on surface and were the object of diamond drilling. Two of these veins returned high grade gold values and were named « veine C » and « veine E ». The best grades were obtained by Ressources Vassan and stood at: 14.00 g/t Au over 0.91 m; 3.50 g/t Au over 2.44 m; 9.60 g/t Au over 4.57 m; and 8.10 g/t Au over 2.13 m.

The Malartic Lakeshore property is located in a favorable geological context for gold mineralization as demonstrated by the several adjacent mines and the previously discovered mineralization recorded in the historical work. The presence of a deformation corridor, of shear zones and associated faults with networks of quartz veins and veinlets and, especially the presence of thermodynamic elements such as a quartz-feldspar

intrusive body, enhances the overall potential of the property. Given the number of recorded shear zones and veins and the tendency of the latter to pinch and swell in three dimensions, all shears should be the object of specific attention and undergo detailed mapping and systematic diamond drilling.

A two phase exploration program, which includes the execution of 4,000 m diamond drilling, is recommended for the property. The cost of the required exploration program amounts to $ 765,000.

Item 4 – Introduction

At the request of Mr. Philippe Giaro, President of Golden Share Mining Corporation Inc., a private company registered in Canada, Mr. Jeannot Théberge was given the mandate to execute a Technical Report on the Malartic Lakeshore Property in September 2007. This NI 43-101 Technical Report has been prepared for Golden Share Mining Corporation Inc to serve for the listing of the Company on the Toronto Stock Exchange as well as for a financing to be realized under a prospectus.

Information originates mainly from a review of statutory work filed at the Quebec government ministry of natural resources and wildlife (MRNFQ) and the geo-scientific surveys completed by the governments.

The property was visited two times, on August 19th 2007 and on October 01st 2007 after the review of all the data and the reception of the result of the sample.

If not specified otherwise, the currency figures are expressed in Canadian dollars (CAD). The metric system (SI units) is used except when quoting historic documents. The most significant units include: grams (g), kilograms (kg), metric tons (tonnes,t), meters (m), kilometers (km), hectares (ha), grams per metric tonne (g/t).

Item 5 – Reliance on other experts

The mining titles of the Forsan property have been reviewed on GESTIM, the Quebec Government Ministry of natural resources and wildlife public registry of real and immovable mining right. The titles are registered to **Jacques Duval**. The author is not qualified to express a legal opinion in the legal agreements binding the titles holders to **Golden Share Mining Corporation Inc.**

The author conducted an exhaustive research of all the possible source of information pertinent to the project. The vast majority of the geoscientific data (reports, assays, sections, geophysics) have been reported in professional manner by geoscientists.

We do not find any evidence to doubt any significant information used for this report.

Item 6 – Property description and location

6.1 Location

The property is located in the central part of the Malartic Township, on the municipality of Malartic, in the Abitibi area of northwestern Quebec, Canada, SNRC 32D01.(Figure. 1 and 2).

6.2 Claim status

The property consists in 22 contiguous claims with an individual surface area of about 42 hectares for a total property surface area of 961.79 hectares (Figure. 3). A detailed claim list is presented in Appendix # 2.

There are no known environmental, land claim issue or ownership dispute pending with the Malartic Lakeshore Gold Property. The status of the claims was verified using GESTIM, the Quebec government claims management system, accessible through the internet at the following address : http://gestim.mrnfp.gouv.qc.ca.

The claim verification was executed by BCF, a Montreal law firm, who also received confirmation from the Ministry's registrar office that no transfer procedure or other action regarding the claims was pending.

In October 2007, the title holders signed an option agreement. The payment schedule for the Malartic Lake Shore Option is presented in table 1. Golden Share wants to acquire a 100% interest in the Property under the terms of the Agreement and the Vendors agree to sell a 100% interest in the Property under the terms of the Agreement.

Table 1

	Cash	Shares	Work
	$ (CAN)	of Golden Share	$(CAN)
Signature	10 000$		
After listing on TSXV		150 000	
1st anniversary	10 000$	150 000	100 000$
2nd anniversary	10 000$	150 000	100 000$
3rd anniversary			50 000$
250 000 oz of gold *		150 000	
500 000 oz of gold **		150 000	

the Vendors will retain a 2% Net Smelter Return (the "NSR"). In the event that Commercial Production would be achieved on the Property, Golden Share will have the right to purchase the NSR held by the Vendors for $1,000,000 per 1% NSR bracket, or for a total of $2,000,000 for the 2% NSR held by the Vendors .

* 150,000 Common Shares at any time in the event that measured and indicated resources representing a metal content of 250,000 ounces of gold or more could be defined and validated by a 43-101

**150,000 Common Shares at any time in the event that measured and indicated resources representing a metal content of 500,000 ounces of gold or more could be defined and validated by a 43-101


80°0'0"W
70°0'0"W
Barrage Brisay
Barrage LaForge-1
Barrage LG-4
Barrage LG-2
Barrage LG-3
50°0'0"N
Chibougamau
La Sarre
Amos
Roberval
Rouyn-Noranda
Val-d'Or
Ville-Marie
Québec
Mont-Laurier
Montréal
1:5 000 000
100
0
100
200
Kilometers
Golden Share Mining Corporation Inc.
- General Location -
Figure 1


700 000
710 000
720 000
730 000
740 000
750 000
5 360 000
5 350 000
5 340 000
5 330 000
Utm Nad 83 Zone 17
Malartic Township
S.N.R.C. 32D01
1:250 000
5
0
5
10
15
Kilometers
Golden Share Mining Corporation Inc.
- Property Location map -
Figure 2


712 000
714 000
5 344 000
5 346 000
5 344 000
5 342 000
12397
1044285
1044286
12393
12394
12395
12396
1118646
1118647
1118645
1118648
1118644
1118649
1118643
1118642
1118641
1118635
1118636
1118637
1118638
1118639
1118640
GEOLOGICA INC.
1:30 000
0.25 0 0.25 0.5 0.75
Kilometers
Utm Nad 83 Zone 17
Malartic Township
S N R C. 32D01
Golden Share Mining Corporation Inc.
- Mining Titles map -
Figure 3

Item 7 – Accessibility, climate, local resources, infrastructure and physiography.

The property is located approximately 25 km west of the town of Val d'Or, 5 km northwest of the town of Malartic, in the Abitibi area of Northwestern Quebec, Canada (Figure. 2). It is situated north of national road 117 and easily accessible via a township road which crosses the entire property. From the town of Val d'Or, the property is therefore accessed by driving though Malartic via highway 117 and turning north on the township road 5 kilometer west of Malartic.

The property is located in a rural area with occasional farm land. The topography is characterized by low relief with occasional swampy sectors and an average elevation of 320 m. Overburden varies between 0 and 10 m and consists in stratified clays overlying glacial and fluvio-glacial Pleistocene deposits. In swampy areas, overburden can reach 20 m.

The Malartic Lakeshore Gold Property is characterized by a continental climate with temperature lows in the winter (-12°C to -30°C) with 40 to 60 cm snowfall and temperature highs (10°C to 30°C) during summer with 50 to 100 mm rainfall. Lake Malartic, a main hydrographic feature of the area, overlaps the northern border of property. Water is therefore readily available and the lakes provide an adequate water supply for exploration purposes.

Suppliers, subcontractors as well as qualified manpower are available in the Val d'Or area, an important regional center of 35,000 habitants with a specialization in the mining and forestry industries.

Item 8 – History

The mining history of the region started with the discovery of gold in the Val d'Or area and the commencement of production activities at the Sigma mine in 1937.

Between 1937 and 1980 several reconnaissance geological and geophysical surveys (Mag + EM) were executed on the Malartic Lakeshore Gold Property and followed by a few drill holes after the discovery of the main showing (Rive Sud du Lac Malartic). The most intense field work was carried out by Groupe Minier Sullivan (1982) and Ressources Vassan inc. (1986-88) during the 1980 – 1988 period. The bulk of this work consisted in stripping and diamond drilling ; the following table summarizes the work history on the Malartic Lakeshore Property.

Year	Company	Work performed	Results	References
1937-46	Malartic Lakeshore Mines Ltd.	Geological report Geophysical surveys (Mag)	Discovery of gold occurence	GM 00254 GM 00116 GM 00117 GM 00255 GM 32535
1946	Lasalle Gold Mines Ltd.	Drilling (4 holes)		GM 00115
1966	Claims Bernier	Surface trenching work		GM 17880
1967	Claims Duval	Drilling (1 hole)		GM 19522
1969	SOQUEM	Geological report Drilling (1 hole)		GM 25349 GM 25350
1972	Noranda Exploration Co. Ltd.	Geophysical surveys (Mag)		GM 27690 GM 27952
1973	Malartic Lakeshore Mines Ltd.	Geological report		GM 29895
1975	Newbaska Gold & Copper MS Ltd.	Geophysical survey (Mag)		GM 31126
1976-80	Claims Duval	Geophysical survey (Mag)		GM 32417 GM 32150 GM 31776 GM 33283 GM 36201
1986	Groupe Minier Sullivan Ltée & Hummingbird Mines Ltd.	Geophysical surveys (Mag + EM)	Several holes were drilled but no work was rendered public	GM 38740
1987-88	Ressources Vassan Inc.	- Drilling (95 holes) Line cutting and ground geophysical survey (Mag+EM+Induced Polarization) - Stripping - Mapping - Work and evaluation report	- Metallogenic and geologic model - Stripping and mapping results were not rendered public - Significant auriferous values on the gold occurence	GM 46993 GM 47904 GM 43742

Year	Company	Work performed	Results	References
2003	Jacques Duval Graniz Mondal	Beep Mat prospection, geological reconnaissance and sampling - Drilling (4 holes)	- Significant Au,Cu,Ag values on the gold occurence	GM 60545 GM 61223
2004 2005	Malartic Sud	- Geophysical surveys (Mag + PP) -Drilling (5 holes)		GM 61640 GM 61703

Item 9 – Geological setting.

9.1 Regional Geology

The Superior Province represents in excess of 20% of the world's Archean crust. It shares several similarities with younger orogens, notably the ones formed by accretionnary processes like in the West Pacific region or in the North American Cordillera (Card and King, 1992). Two major orogenic cycles are recognized in the Superior Province, the first one between 2.9 and 2.8 Ga and a second one at 2.7 Ga. The Kenoran orogeny at 2.7 Ga is interpreted as a large compression followed by a right lateral transpression (Card and King, 1992). This episode of deformation affects the Abitibi and Pontiac sub-provinces located in the southeastern part of the Superior Province.

The Abitibi sub-province is recognized for its copper-zinc-lead-gold volcanogenic orebodies as well as its shear-hosted gold deposits. This greenstone belt comprises a large number of Neoarchean volcanosedimentary sequences as well as a diversified set of intrusive rocks, from synvolcanic mafic-ultramafic complexes to post-tectonic granites (Card and Poulsen, 1998). The volcanosedimentary sequences are the product of cyclic volcanism, but also result from a tectonic reconfiguration of lithotectonic slabs. Important volcanic episodes occurred between 2.75 and 2,70 Ga and were followed by deformation, regional metamorphism and plutonic episodes between 2.70 and 2.65 Ga.

The deformation, which initially showed a principally ductile character and expressed itself through folding and thrusting, became more brittle with time. This evolution resulted in a tectonic mosaic of relatively undeformed, lozange shaped lithotectonic blocks, separated by zones of intense deformation (Hocq, 1990). This new model defining the stratigraphic context of the Abitibi region is quite different from the original one proposed by Dimroth and al. (1982). These authors were using volcanic and sedimentary data to define a stratigraphic context and to present a model of paleogeographic evolution implying lithostratigraphic correlations across large regional structures (figure 4).


Malartic Lake Shore Property
700 000
710 000
720 000
730 000
740 000
750 000
5 360 000
5 350 000
5 340 000
5 330 000
Semi-massive to massive sulfide
Granite
Granodiorite
Tonalite
Trondhjemite
Monzo-granite
Intermediate intrusive
Syenite
Quartz monzonite
Monzonite
Quartz diorite
Diorite
Mafic intrusives
Gabbro
Diabase
Mafic lamprophyre
Hornblendite
Peridotite
Amphibolite
Schist
Quartz vein
Wacke
Mudrock
Volcanic rock
Felsic volcanic
Dacite
Intermediate volcanic
Andesite
Basalt/andesite
Basalt
Trachyandesite
Ultramafic volcanic
Utm Nad 83 Zone 17
Malartic Township
S.N.R.C. 32D01
1:250 000
5 0 5 10 15
Kilometers
Golden Share Mining Corporation Inc.
- Regional Geology -
Figure 4

9.2 Property Geology

The Malartic Lakeshore Property is located in the southeastern part of the Abitibi geological sub-province (Figure 5). This area is characterized by the Cadillac – Larder Lake fault which stretches from Larder Lake, in Ontario to east of Val d'Or, in Quebec. Most of the gold mines of the Val d'Or – Rouyn-Noranda area are located along or in close proximity to this major structure. This east-west trending tectonic zone separates the Pontiac sedimentary rocks located towards the south from the volcano-sedimentary rocks belonging to the Malartic, Kéwagama, Blake River and Cadillac groups to the north.

The rocks in the area of the Malartic Lakeshore Property show a general east-west orientation with a strong dip generally towards the north and occasionally towards the south. They rock package comprises ultramafic to intermediary lavas as well as a few felsic flows, pyroclastics and sediments (Figure. 5). Several bodies of varying composition intrude the volcanic sequence. Diorite sills, quartz-fedspar porphyry and granodiorite batholiths, such as the Bourlamaque batholith, represent the most frequent type of instrusions. The regional metamorphic grade is at the greenschist level while locally the amphibolite facies might occur within the contact zone of large instrusive masses.



712 000
714 000
Source: Quebec Ministry of Natural Resources (Sigeom 2007)
GEOLOGICA INC.
Utm Nad 83 Zone 17
Malartic Township
S.N R.C. 32D01
1:30 000
0.25 0 0.25 0.5 0.75
Kilometers
Golden Share Mining Corporation Inc.
- Property Geology -
Figure 5

Item 10 – Deposit types.

The Malartic Lakeshore Property area is host to several types of mineral occurrences, gold being the dominant metal.

The Val d'Or-Malartic area is host to numerous gold deposits, producing and past-producing mines. A thorough description of such deposits is found in the Quebec Ministry of Natural Resources document MM 91-03 (Sauvé P., Imreh L. and Trudel P., 1993). The information regarding the Lapa mine was obtained from Agnico Eagle's web site. A summary of several characteristic deposits of the area is presented below.

Norlartic mine

The Norlartic mine is located approximately 5 km south east of the Malartic Lakeshore property. Production was initiated in 1959 and in November 1966 the mine had produced 1.01 million tons of ore at grade of 4.70 g/t Au.

The mine is hosted in the basalts and komatiites of the Jacola Formation approximately 4 km to the north of the Cadillac fault. Two specific features dominate the local geology : the presence of very strong shear zones (among which the Norlartic or Norbenite zone) and swarms of intermediate to felsic dykes and sills injected within the shear zones or at their border; hence forming zones of combined shearing and intrusive activity. Ultramafic lavas constitute the dominant rock type and exhibit good spinifex textures. The rocks have been metamorphosed to the greenschist level.

The ore at the Norlartic mine is essentially hosted in the main microdiorite dyke or sill injected in the Norbenite shear. The dyke was mined across its entire 5 to 10 m width. The grade at 5.00 g/t Au was relatively low, but the width of the dyke allowed a relatively low cost operation. The emplacement of the mineralization is essentially the result of a competency contrast between the more competent micodiorite as opposed to the more ductile host rocks. The orientation of the mineralized zones is measured at 300° with a northeastern dip of 60°. It consist essentially in a multidirectional stockwork of quartz carbonate veins, tourmaline is scarce. Pyrite generally forms 0.5 to 5% of the mineralized zones but is particularly abundant at the immediate veins margins where it can form 5 to 20% of the rock mass on centimetric widths.

Marban mine

The Marban mine is located approximately 6 km south east of the Malartic Lakeshore property. Production was initiated in 1961 and lasted up to 1974, at which point the mine had produced 1.98 million tons of ore at grade of 5.27 g/t Au and 0.50 g/t Ag.

The Marban mine is located 1 km to the south-west of the Norlartic mine and is characterized by the presence of the Marbenite shear, a very strong shear zone sub-parallel to Norlartic mine Norbenite zone. It is also hosted in the Jacola Formation approximately 1 km to the north of the Kewagama Group and of the Cadillac fault. Mafic and ultramafic lavas constitute the dominant rock type and the rocks have been metamorphosed to the greenschist level.

The ore at the Marban mine is essentially hosted in the more deformed basalt units of the Marbenite zone. Less deformed bands do not contain ore. The mine comprises a dozen of individual parallel mineralized lenses designated by the letters A to J. The orientation of the mineralized zones is measured at 270° with a varying northern dip from 20° to 60°. The veins consist in a quartz-calcite assemblage with pyrite and pyrrhotite as principal sulfides minerals with a accessory chalcopyrite, ilmenite and native gold.

Lapa mine

Agnico Eagle's Lapa mine is located approximately 5 km west of the Malartic Lakeshore property and 11 km east of Agnico-Eagle's operations at LaRonde. The latest resource figures include 3,944,000 tonnes at a grade of 9.08 g/t Au (1,152,000 ounces Au) in the probable reserve category and 1,216,000 tonnes at a grade of 7.30 g/t Au (285,000 ounces Au) in the inferred resource category. The Lapa mine is now under construction with initial production expected in late 2008.

Gold mineralization on the Lapa property is spatially related to deformed zones within the Piché Group volcanic rocks. Gold mineralization is now known to occur in three styles – as quartz veins or cylindrically shaped sulphide mineralized pods following the fold planes, as tabular-shaped zones of mineralized quartz veins and veinlets within biotite-altered sulphide mineralized volcanic, or as biotite-mica altered zones associated with sheared feldspathic dykes. The Contact Zone in particular is located at the altered and weakly deformed north contact between the Piché Group and the Cadillac Group sediments. Mineralization typically presents itself as smoky blue-grey quartz veinlets with very fine sulphide disseminations and occasional fine free gold present in both the quartz and in the biotite-sericite altered deformed volcanic host rock. To date, a potentially economic lens of mineralization making up the Contact Zone has been traced for up to 600 metres horizontally and over 900 metres vertically. The zone itself is approximately 3 metres in thickness along its eastern margin but reaches thicknesses of 8 metres to 30 metres along the western portion of the deposit. It is currently open at depth in all directions.

Sigma mine

Although located approximately 20 km to the south east of the Malartic Lakeshore property, a short overview of the Sigma mine is necessary given its dominant role in the Val d'Or area's mining history.

The first vein was discovered in 1933 and the initial drill holes were not impressive (Audet, 1979). An exploration shaft was sunk and a few drifts executed. Given the good potential the sinking of the principal shaft started in 1935. When the mill started operating in March 1937, proven reserves stood at 252,000 tons of ore. Production never ceased and on January 1st 1987 the mine had produced 19.2 million tons of ore at grade of 5.90 g/t Au. At that point, the proven and probable reserves stood at 4.5 million tons of ore at grade of 4.70 g/t Au.

The mine setting represents a classic Archean gold context. The Sigma deposit comprises a large number of rather narrow quartz veins which area essentially confined to a 450m thick rock sequence bounded to the north and south by two east-west trending shear zones. The mine is hosted in the Val d'Or Formation which essentially consists in massive andesites. A very irregular porphyritic diorite unit injects the Sigma

mine andesites. A quartz feldspar porphyry dyke swarm is injected in the productive area of the mine and, while predating the mineralization, shows a very close spatial relationship to it.

Three families of veins have been recorded : shear veins, sub-horizontal tension veins and dyke veins. The run of mine average grade is approximately of 4 to 6 g/t Au. Shear veins show a grade of 5 to 10 g/t Au and their width (2m) their continuity and favorable dip allow make for efficient mining. The tension veins are often very rich, showing grades between of 25 and 50 g/t Au but their narrow width increase the dilution. The dyke veins shows grades and width comparable to tension veins but due to their stockwork configuration, the dyke is mined as a whole.

A detailed description of the Malartic Lakeshore Property gold occurrences is presented in the History section of the present report.

Item 11 – Mineralization.

The bulk of the auriferous mineralization previously recognized on the property is directly associated with the presence of quartz veins and is structurally controlled.

The auriferous mineralization is hosted in quartz-carbonate veins and veinlets which are locally tourmaline bearing. The sulfide mineralogy comprises 1-10% pyrite, traces to 2% chalcopyrite and traces to 2% galena. These auriferous veins are hosted in a major shear zone oriented at 135° with a steep southwestern dip and located within the locally highly sheared basalt and ultramafics units of the Dubuisson Formation.

The auriferous values are obtained in a shear zone injected with quartz veins and veinlets. This zone has been traced over a maximum distance of 2.4 km with a maximum width of 330 meters.

Several sulfide-bearing quartz and quartz-carbonate veins were previously recognized on surface and were the object of diamond drilling. Two of these veins returned high grade gold values and were named « veine C » and « veine E » by the Groupe Minier Sullivan in 1982.

The « veine C » was recognized over a length of at least 61 m and a width varying between 0.82 and 1.28 m. This vein shows a dip of 40-45° towards the east and is discordant with the lithologies. It appears less mineralized then « veine E » with trace to 2% pyrite and trace to 1% chalcopyrite. The best grades were obtained in a hole drilled by Sullivan and stood at 1.56 g/t Au and 120.86 g/t Ag over 0.85 m.

The « veine E » was recognized over a length of 145 m and a width varying between 0.15 and 1.22 m. This vein shows a dip of 70-75° towards the south or the north and is slightly discordant with the lithologies. It appears more mineralized then « veine C » with 1 to 10% pyrite, 1 to 5% chalcopyrite and locally some argentite. The vein wall rock is injected with quartz-carbonate veinlets with trace de pyrite. The best grades were obtained by Ressources Vassan and stood at : 14.00 g/t Au over 0.91 m; 3.50 g/t Au over 2.44 m; 9.60 g/t Au over 4.57 m; and 8.10 g/t Au over 2.13 m (figure 6)



710 500
711 000
711 500
712 000
5 347 000
5 346 500
5 346 000
5 345 500
12397
1044285
1044286
12393
12394
12395
Lac Malartic
Malartic Lake Shore Property
VH-20
VH-94
VH-93
VH-90
VH-91
VH-28
VH-29
VH-92
VH-84
VH-18
VH-19
VH-21
VH-4 @ 9 and VH-30 @ 83, 86, 87
VH-13
VH-1
VH-3
VH-88
VH-12
VH-10
VH-11
1118647
1118648
Malartic Lake Shore Property
Ressources Vassan 1986-87 Drill Holes
GEOLOGICA INC.
1:10 000
100 0 100 200 300
Meters
Utm Nad 83 Zone 17
Malartic Township
S.N.R.C. 32D01
Golden Share Mining Corporation Inc.

- Drill Holes Location - *Figure 6*

Item 12 – Exploration.

No exploration has been performed by Golden Share Mining Corporation Inc.

Item 13 – Drilling.

No drilling was executed by Golden Share Mining Corporation Inc. and previous drilling is discussed in the History section of the present report.

Item 14 – Sampling method and approach.

There were no systematic review of the sampling method and approach in the historical assessment works. It can however be stated that the sampling method and approach relied on core samples, channel samples and grab samples.

Samples taken in the context of an exploration program are usually assed by the fire assay method. A generic description of such a method is given below.

14.1 Fire assay analysis

The sample preparation procedure involves the crushing of the entire sample followed by quartering to obtain a representative 250g sample which is entirely pulverized and out of which a 50g sample is isolated for analysis by fire assay.

The samples were assayed by fire assay procedure Au-AA24. They are decomposed by Fire Assay Fusion and the analytical method employed is Atomic Absorption Spectroscopy (AAS).

A prepared sample is fused with a mixture of lead oxide, sodium carbonate, borax, silica and other reagents as required, inquarted with 6 mg of gold-free silver and then cupelled to yield a precious metal bead.

The bead is digested in 0.5 mL dilute nitric acid in the microwave oven, 0.5 mL concentrated hydrochloric acid is then added and the bead is further digested in the microwave at a lower power setting. The digested solution is cooled, diluted to a total volume of 4 mL with de-mineralized water, and analyzed by atomic absorption spectroscopy against matrix-matched standards.

Method Code	Element	Symbol	Units	Sample Weight (g)	Lower Limit	Upper Limit	Default Overlimit Method
Au-AA24	Gold	Au	ppm	50	0.005	10.0	Au-GRA22

Item 15 – Sample preparation, analyses and security.

All samples collected during the field visit were grab samples; they were assayed by standard fire assay analysis. The samples were collected with a geological hammer or sledge hammer for an average weight of 1 to 2 kg. A total of 6 samples were taken and numbered ML-PG-01 to ML-PG-05.

Samples were described, localised, numbered and immediately packed into plastic sample bags, along with a tag; sample bags are sealed and placed into larger bags which are then secured by plastic strip for transportation to commercial laboratories.

Accuracy and potential contamination of analytical procedure at the laboratory are monitored by introduction of blanks and blind certified reference standards into the sample stream. Usually a limited number of higher grade are checked by re-assaying.

Item 16 – Data verification.

The verification of historical data is presented in the previous sections of the present report.

A field verification was executed by Mr. Philippe Giaro, President of Golden Share Mining Corporation Inc. and Jeannot Theberge P.Geo., on August 19th 2007.The principal shears and outcropping veins were visited, sampled and photographed.

All samples collected during the field visit were grab samples; they were assayed by standard fire assay analysis. The samples were collected with a geological hammer or sledge hammer for an average weight of 1 to 2 kg. A total of 5 samples were taken and numbered ML-PG-01 to ML-PG-05. The samples descriptions are presented below.

ML-PG-01 : 1.35 g/t Au -Quartz-chlorite vein; 5 to 15 cm in width; 130° @ subvertical and parallel to main schistosity; 2% chalcopyrite, <1% pyrite, < 1% galena.

ML-PG-02 : 2.70 g/t Au -Quartz-chlorite vein; 10 to 25 cm in width; 140° @ subvertical and parallel to main schistosity; 2% pyrite, 1% chalcopyrite.

ML-PG-03 : 407 ppb Au -Quartz vein; 20 cm in width; 148° @ subvertical and parallel to main schistosity; 3-5% coarse pyrite with cubes up to 5 mm, 1% chalcopyrite.

ML-PG-04 : 679 ppb Au -Quartz-chlorite vein; up to 40 cm in width; 148° @ subvertical; <1% pyrite, trace chalcopyrite.

ML-PG-05 : 155.34 g/t Au -Quartz vein float, angular, containing 2-3% chalcopyrite, 2% galena and 2% pyrite.

The samples were analyzed par fire assay by the Techni-Lab assaying laboratory in Ste-Germaine de Boulé, Québec, Canada. The results are presented at Appendix 5.

Item 17 – Adjacent properties.

The largest claim holders in the vicinity of the property are Niogold which is very active in the area with the Marban and Camflo West projects and Northern Star Mining Corporation. A small Aur Resources property is located to the east and a property belonging to JAG Mines Ltd sits to the west.

Item 18 – Mineral processing and metallurgical testing.

The property is at an early stage of exploration and no systematic mineral processing or metallurgical testing has been performed.

Item 19 – Mineral resource and mineral reserve estimates.

The property is at an early stage of exploration and no mineral resource or mineral reserve estimate has so far been performed.

Item 20 – Other relevant data information.

No historical environmental liabilities were found to exist on the subject property. Nevertheless work permits are required for any construction of access for diamond drilling or stripping or trenching activities, or for clearing of lumber on the claim holdings. Usually, these permits are obtained rapidly and are part of typical procedure in order to carry out exploration.

Item 21 – Interpretation and conclusions.

The Malartic Lakeshore property is located in a favorable geological context for gold mineralization as demonstrated by the several adjacent mines and the previously discovered mineralization recorded in the historical work. The presence of a deformation corridor, of shear zones and associated faults with networks of quartz veins and veinlets and, especially the presence of thermodynamic elements such as a quartz-feldspar intrusive body, enhance the overall potential of the property.

Given the number of recorded shear zones and veins and the tendency of the latter to pinch and swell in three dimensions, all shears should be the object of specific attention and undergo detailed mapping and systematic diamond drilling.

It is worth keeping in mind that such shears host the bulk of the mineralization at the Norlartic and Marban mines. Moreover, the Lapa mine history shows that a systematic approach on structures such as shear zones can be rewarding. On the Lapa property exploration and development dates back to 1933 when mineralization was reported in the first drill holes that ever tested the property and a shaft was sunk in the eastern Zulapa portion of the current property. Despite sporadic production between 1937 and 1943, it took nearly 70 years from the first discovery to the delineation of a significant gold deposit.

In the light of these observations it is clear that a thorough systematic approach has to be implemented to fully develop the potential of the Malartic Lakeshore property.

Item 22 – Recommendations.

22.1 Recommendations.

In order to implement the conclusions presented in the previous section of the present report, a two phase program has to be executed :

1. Phase 1 essentially consist in a thorough surface work campaign
2. Phase 2 consists in a diamond drill program

These two phases of the recommended work program are to be executed in chronological order.

PHASE 1 - Surface work campaign

It is recommended that the following be executed :

- A thorough compilation all previous data,
- Trenching / stripping with a shovel / backhoe to meticulously exposed all shears and related veins,
- Detailed mapping and structural studies of previously and newly exposed areas,
- Channel sampling of the previously and newly exposed areas,
- Systematic sampling of all veins outcropping on surface
- Analysis of several selected 50 kg surface samples of quartz veins to achieve a better understanding on the behaviour of the gold mineralization,
- Detailed ground geophysics in some key areas,

PHASE 2 – Diamond drilling program

It is recommended that the following be executed :

- A first pass 4,000 m diamond drill program to test new working hypothesis and freshly exposed mineralized veins.

22.2 Budget and work program.

The following budget is proposed to implement the recommendations presented in the previous section of the present report.

<u>**PHASE 1 - Surface work campaign**</u>

Compilation of historical data	
1 Geologist (20 days @ 500$/day)	$ 10.000,00
1 Drafting technician (20 days @ 300$/day)	$ 6.000,00
Trenching / stripping	
Trenching and washing (all inclusive*) : 40 days @ 1750$/day	$ 70.000,00
Detailed mapping and structural studies	
1 Geologist (30 days @ 500$/day)	$ 15.000,00
1 Field technician (30 days @ 300$/day)	$ 9.000,00
Channel sampling	
Channel sampling Geologist, Technician, equipment, assays : 10 days @ 1500$/day	$ 15.000,00
Mini bulk sampling	
50 kg sample analysis (8 analysis @ 1000$/sample)	$ 8.000,00
Ground geophysics	
Magnetic survey 25 m line spacing (10 km @ 100$/km)	$ 1.000,00
Induced polarization survey (10 km @ 1.100$/km)	$ 11.000,00
Sub-total Phase 1	**$ 145.000,00**
Contingency and administration (15%, rounded)	$ 21.000,00
Total Phase 1	**$ 166,000,00**

** includes permitting, trenching (all included), geologist, technician, analysis (comprising checks and metallic sieve analysis).*

PHASE 2 – Diamond drilling program
Diamond drilling

Detailed drilling on Malartic Lakeshore property NQ drilling (all inclusive**) : 4.000 meters @ 125$/m	$ 500.000,00
Sub-total Phase 2	**$ 500.000,00**
Contingency and administration (15%, rounded)	$ 74,000,00
Total Phase 2	**$ 574,000,00**

*** includes permitting, diamond drilling (all included), geologist, technician, analysis (comprising checks and metallic sieve analysis).*

Preparation and final report	$ 25.000,00
Total phase 1 + phase 2	**$ 765.000,00**

Item 23 – References.

Audet, A. J., Géologie de la mine Sigma. In : Géologie et métallogénie de l'or en Abitibi (M, Latulippe et M. Germain, éditeurs). Association géologique du Canada; Excursion A-2, pages 66-73. 1979.

Card, K. D. and Poulsen, K. H., Géologie et gîtes minéraux de la provincedu lac Supérieur, Bouclier Canadien; dans Géologie des provinces précambriennes du lac Supérieur et de Grenville et fossiles du Précambrien en Amérique du Nord, chap 2, sous la coordination de S.B. Lucas et M.R. St-Onge, Commission géologique du Canada, Géologie du Canada no 7. pages 17-232. 1998.

Card, K.D., King, J.E. , The tectonic evolution of the Superior and Slave provinces of the Canadian Shield., Revue canadienne des sciences de la Terre. 1992

Desrochers,J.P., Hubert,C., Pilote, P. Geologie de la region de Val d'Or – Malartic. ET 96-01., 1996

Dimroth, E., Imreh, L., Rocheleau, M., Goulet, N. Evolution of the south-central part of the Archean Abitibi Belt, Québec. Part 1: Stratigraphy and paleogeographic model. Journal Canadien des sciences de la terre; volume 19. 1982.

Hocq, M. Carte lithotectonique des sous-provinces de l'Abitibi et du Pontiac. DV 89-04. 1990.

Rive, M., Pintson, H., and Ludden,J.N. 1990. Characteristics of late Archean plutonic rocks from the Abitibi and Pontiac Sub-Provinces, Superior Province, Canada. In The Northwestern Quebec Polymetallic Belt. The Canadian Institute of Mining and Metallurgy, Special Volume 43.

Sauvé, P., Imreh, L., Trudel, P., Description des gîtes d'or de la région de Val d'Or, MM-91-03. 1993

23.2 List of Statutory Work

GM 61703 CAMPAGNE DE FORAGE, PROJET HEVA MALARTIC. EXPLORATIONS MALARTIC-SUD INC. 2005. 91 pages. 6 cartes.

GM 61640 LEVES MAGNETOMETRIQUE ET DE RESISTIVITE / POLARISATION PROVOQUEE, PROJET HEVA-MALARTIC. EXPLORATIONS MALARTIC-SUD INC.,2004. 21 pages. 35 cartes.

GM 60545 RAPPORT DE TRAVAUX 2003, PROPRIETE MALARTIC. GEOLOGICA INC.,2003. 32 pages. 1carte.

GM 61223 RAPPORT DE TRAVAUX 2003, FORAGE A DIAMANT, PROPRIETE BORALEX-MALARTIC GEOLOGICA GROUPE-CONSEIL INC et Graniz mondal. 2003. 66 pages. 4 cartes.

GM 46993 RAPPORT DES LEVES MAGNETIQUE, ELECTROMAGNETIQUE (V L F) ET DE POLARISATION PROVOQUEE, PROPRIETE HUMMINGBIRD. RESSOURCES VASSAN INC. 1988. 64 pages. 12 cartes. 14 microfiches. 32D01.

GM 47904 RAPPORT D'UNE CAMPAGNE DE SONDAGE AU DIAMANT AVEC 95 JOURNAUX DES TROUS VH-1 A 14, 15A, 15B, 16 A 63, 64A, 64B, 65 A 84, 86 A 88, 90 A 94 ET VH-96, PROPRIETE HUMMINGBIRD. RESSOURCES VASSAN INC. 1987. 932 pages. 78 cartes. 31 microfiches. 32D01.

GM 43742 RAPPORT D'EVALUATION, PROPRIETES MINIERES AURIFERES VASSAN, HUMMINGBIRD ET JOUTEL. RESSOURCES VASSAN INC. 1986. 46 pages. 1 carte. 2 microfiches. 32C04, 32D01.

GM 38740 RAPPORT SUR UN LEVE ELECTROMAGNETIQUE. CLAIMS VEILLEUX, GROUPE MINIER SULLIVAN LTEE, HUMMINGBIRD MINES LTD. 1982. 12 pages. 2 cartes. 2 microfiches. 32D01.

GM 36201 REPORT ON MAGNETIC SURVEY. CLAIMS DUVAL, CLAIMS PAIEMENT. 1980. 6 pages. 1 carte. 1 microfiche. 32D01.

GM 33283 REPORT ON MAGNETIC SURVEY. CLAIMS DUVAL. 1977. 3 pages. 1 carte. 1 microfiche. 32D01.

GM 31776 REPORT ON MAGNETOMETER SURVEY. CLAIMS DUVAL. 1976. 5 pages. 2 cartes. 1 microfiche. 32D01.

GM 32150 REPORT ON MAGNETOMETER SURVEY. CLAIMS DUVAL. 1976. 3 pages. 1 microfiche. 32D01.

GM 32417 REPORT ON MAGNETOMETER SURVEYS. 1976. 5 pages. 1 carte. 1 microfiche. 32D01.

GM 31126 REPORT ON MAGNETOMETER SURVEY. CLAIMS DUVAL, NEWBASKA GOLD & COPPER MS LTD. 1975. 7 pages. 1 microfiche. 32D01.

GM 29895 PRELIMINARY GEOLOGICAL REPORT. CLAIMS DUVAL, MALARTIC LAKESHORE GOLD MS LTD. 1973. 11 pages. 1 carte. 1 microfiche. 32D01.

GM 27690 REPORT ON MAG & EM SURVEYS. NORANDA EXPL CO LTD. 1972. 3 pages. 2 cartes. 1 microfiche. 32D01.

GM 27952 REPORT ON MAG SURVEY. CLAIMS DUVAL. 1972. 7 pages. 1 carte. 1 microfiche. 32D01.

GM 25349 GEOL REPORT. SOQUEM. 1969. 22 pages. 1 carte. 1 microfiche. 32D01.

GM 25350 1 JOURNAL DE SONDAGE. SOQUEM. 1969. 7 pages. 1 microfiche. 32D01.

GM 19522 1 DDH LOG. CLAIMS DUVAL. 1967. 5 pages. 1 microfiche. 32D01.

GM 17880 1 CROQUIS DE LOCALISATION DES TRAVAUX DE SURFACE. CLAIMS BERNIER. 1966. 1 page. 1 microfiche. 32D01.

GM 00115 REPORT ON THE PROPERTY & 4 DDH LOGS. CLAIMS BELANGER, CLAIMS CHARLEBOIS, LASALLE GOLD MINES LTD. 1946. 5 pages. 1 microfiche. 32D01.

GM 00117 REPORT ON THE PROPERTY. MALARTIC LAKESHORE MINES LTD. 1946. 2 pages. 1 carte. 1 microfiche. 32D01.

GM 32535 REPORT ON MAG SURVEY. MALARTIC LAKESHORE MINES LTD. 1946. 8 pages. 1 microfiche. 32D01.

GM 00255 REPORT ON THE PROPERTY. MALARTIC LAKESHORE MINES LTD. 1944. 3 pages. 1 microfiche. 32D01.

GM 00116 REPORT ON THE PROPERTY. MALARTIC LAKESHORE MINES LTD. 1939. 3 pages. 1 carte. 1 microfiche. 32D01.

GM 00254 GEOLOGICAL REPORT. MALARTIC LAKESHORE MINES LTD. 1937. 6 pages. 1 microfiche. 32D01.

Item 24 – Date and signature page.

I, Jeannot Théberge, consulting geologist certified that:

- I am a Canadian citizen, living at 640 Chemin Robert's, Arntfield, Québec, J0Z 1B0
- I am the president of Sevices géologiques T-Rex inc.
- I received a B.Sc. in geology in 1993 from the University Laval.
- I am a member of l'Ordre des Géologues du Québec (no 740)
- I have been working as a geologist since 1994.
- I am a qualified person with respect to the Malartic Lake Shore project in accordance with the NI 43-101
- I have visited the property.
- I am responsible for the writing of the present technical report.
- I am not aware of any missing information or change, which would have caused the present report to be misleading.
- I read and used the NI 43-101 to make the present report in accordance with its specifications and terminology.

Signature and date

Jeannot Théberge, P. Geo.

OGQ member #740

Signed on the 6th of October 2007

Item 25 – Additional requirements for technical reports on development properties and production properties

This item is not relevant to the Malartic Lake Shore project.

Appendix 1 - Photos



Picture . 1 - Sheared volcanics of the Dubuisson Formation



Picture. 2 – Typical Malartic Lakeshore quartz vein

Appendix 2 – Claim List

Claim Number	Holder	Due Date	Surface Area (Hectares)
CDC 12393	Jacques Duval 50 %, 170364 Canada Inc. 50 %	29/01/2008	42,88
CDC 12394	Jacques Duval 50 %, 170364 Canada Inc. 50 %	29/01/2008	42,76
CDC 12395	Jacques Duval 50 %, 170364 Canada Inc. 50 %	29/01/2008	42,74
CDC 12396	Jacques Duval 50 %, 170364 Canada Inc. 50 %	29/01/2008	43,61
CDC 12397	Jacques Duval 50 %, 170364 Canada Inc. 50 %	29/01/2008	42,53
CDC 1044285	Jacques Duval 100%	15/01/2008	42,59
CDC 1044286	Jacques Duval 100%	15/01/2008	42,94
CDC 1118635	Jacques Duval 100%	24/02/2009	42,57
CDC 1118636	Jacques Duval 100%	24/02/2009	42,57
CDC 1118637	Jacques Duval 100%	24/02/2009	42,57
CDC 1118638	Jacques Duval 100%	24/02/2009	42,57
CDC 1118639	Jacques Duval 100%	24/02/2009	42,6
CDC 1118640	Jacques Duval 100%	24/02/2009	42,59
CDC 1118641	Jacques Duval 100%	24/02/2009	46,03
CDC 1118642	Jacques Duval 100%	24/02/2009	44,77
CDC 1118643	Jacques Duval 100%	24/02/2009	44,69
CDC 1118644	Jacques Duval 100%	24/02/2009	44,71
CDC 1118645	Jacques Duval 100%	24/02/2009	44,68
CDC 1118646	Jacques Duval 100%	24/02/2009	58,58
CDC 1118647	Jacques Duval 100%	24/02/2009	40,93
CDC 1118648	Jacques Duval 100%	24/02/2009	40,94
CDC 1118649	Jacques Duval 100%	24/02/2009	40,94

Work Reserve of **111 071$**

Appendix 3 – Certificate of analysis

CERTIFICAT D'ANALYSE

À l'attention de Monsieur Philippe Giaro

Client Ressources SearchGold Inc.
440, Boulevard René-Lévesque Ouest
Suite 1160
Montréal (Québec)
H2Z 1V7

Date de réception 20-août-07
Projet Malartic Lakeshore
Certificat 25606

Échantillon #	Au ppb	Au gravimétrie g/t	Au g/t Reprise
ML PG 01	1860		1,35
ML PG 02	2600		2,70
ML PG 03	407		
ML PG 04	679		
ML PG 05	151400	155,34	
STD OXG 46	902		
STD SJ 32			2,65

Les résultats des échantillons ci-dessus sont certifiés

Date : 2007-10-10

par : ______________________

Marius Dragos Deac, B. Sc.
Chimiste, 2004-098



NI 43-101 TECHNICAL REPORT

ON FORSAN PROPERTY

Vauquelin Township
Province of Quebec, Canada
SNRC 32C03

Prepared for

GOLDEN SHARE MINING CORPORATION INC.

BY

Jeannot Théberge, P. Geol.,

Effective date : October 8th 2007

TABLE OF CONTENTS

TABLE

FIGURES

APPENDIX

IN BACK POCKET

Item 3 - Summary

At the request of Mr. Philippe Giaro, President of Golden Share Mining Corporation Inc., a private company registered in Canada, Mr. Jeannot Théberge was given the mandate to execute a Technical Report on the Forsan Property in September 2007. This NI 43-101 Technical Report has been prepared for Golden Share Mining Corporation Inc to serve for the listing of the Company on the Toronto Stock Exchange as well as for a financing to be realized under a prospectus.

The property is located approximately 45 km east of the town of Val d'Or in the southeastern part the Vauquelin Township, in the Abitibi area of northwestern Quebec, Canada. It consists in 50 contiguous claims for a total property surface area of 800 hectares.

The author has completed independent field and laboratory verifications to confirm the accuracy of the work done by previous workers. For the most part, this information was collected during the author's field visit of the property conducted on August 19th 2007 and on October 01th 2007.

The Forsan Property is located in the eastern part of the east-west trending Abitibi-Wawa Sub province which straddles the Quebec-Ontario border over a strike length of at least 600 km and a width of 250 km. It is underlain mostly by a thick sequence of east-west trending mafic agglomerates dipping towards the north. A dyke of feldspar porphyry and some minor granodiorite injections cross-cut the mafic tuffs and agglomerates. A 50 m wide diabase dyke oriented at 040° transects the property.

The past producing Chimo mine is located approximately 6 km west-south-west of the Forsan property. Production was initiated in 1966 and in 1987 past-production and remaining reserves amounted to 1,390,000 tons of ore at a grade of 6.60 g/t Au. The Croinor deposit is located 10 km to the north-east of the Forsan property. The deposit was never officially placed in production and the latest resource evaluation indicated 386,000 tonnes of material at a grade of 4.90 g/t Au.

The bulk of the auriferous mineralization previously recognized on the Forsan property is directly associated with the presence of quartz veins and is structurally controlled. The principal showing of the property is the Forsan mineralized occurrence which is hosted by the contact between a mafic agglomerate unit and a feldspar-biotite porphyry dyke in the vicinity of northeast trending diabase dyke. The gold mineralization is hosted by quartz-carbonate-tourmaline veins injected in weakness planes which correspond to two conjugate fracture systems.

Several mineral resource estimates were established on the Forsan mineralized occurrence of the Forsan property. These estimates were progressively updated as additional drilling information was obtained. The most recent estimate was executed by

L. Perron in 1988 who revaluated the resources at 282,605 metric tonnes at a grade of 4.42 g/t Au. These resources were categorized as probable and possible reserves. These resources were established prior to the introduction of the TSX NI 43-101 policy and should therefore be treated as historical data. One of the objectives of Golden Share is to perform additional drilling and carry out all required work to establish a NI 43-101 compliant resource estimate.

The Forsan property is located at the eastern extremity of the Abitibi greenstone belt, one the world's most prolific gold camps. Favourable structures (quartz veins, shear zones, faults); competent host rocks (quartz feldspar porphyry) as well as an important gold occurrence on which historical resources have been established are present on the property. Most of the historical work targeted low angle quartz veins. Sub-vertical sulfide bearing auriferous shears zones and accumulations of disseminated sulfides which are clearly gold bearing have not been systematically evaluated.

Moreover, additional quartz feldspar porphyry bodies occurring elsewhere on the property have not been properly investigated in the light of the specific relationship of the gold mineralization to this particular lithology.

Finally, the existing historical resource has to be updated to comply with the new regulations and should be expanded upon by including the mineralization eventually associated with the new types of targets proposed.

A two-phase, one year exploration program, including 5,000 m of diamond drilling, is therefore proposed to render the resource estimations compliant with the TSX NI 43-101 policy and to investigate additional targets on the Forsan mineralized occurrence and elsewhere at the level of the property. The cost of the required exploration program amounts to $ 1,000,000.

Item 4 – Introduction

At the request of Mr. Philippe Giaro, President of Golden Share Mining Corporation Inc., a private company registered in Canada, Mr. Jeannot Théberge was given the mandate to execute a Technical Report on the Forsan Gold Property in September 2007. This NI 43-101 Technical Report has been prepared for Golden Share Mining Corporation Inc to serve for the listing of the Company on the Toronto Stock Exchange as well as for a financing to be realized under a prospectus.

Information originates mainly from a review of statutory work filed at the Quebec government ministry of natural resources and wildlife (MRNFQ) and the geo-scientific surveys completed by the governments.

The property was visited two times, on August 19th 2007 and on October 01th 2007after the review of all the data and the reception of the result of the sample.

Item 5 – Reliance on other experts

The mining titles of the Forsan property have been reviewed on GESTIM, the Quebec Government Ministry of natural resources and wildlife public registry of real and immovable mining right. The titles are registered to **Jacques Duval**. The author is not qualified to express a legal opinion in the legal agreements binding the titles holders to **Golden Share Mining Corporation inc.**

The author conducted an exhaustive research of all the possible source of information pertinent to the project. The vast majority of the geoscientific data (reports, assays, sections, geophysics) have been reported in professional manner by geoscientists.

We do not find any evidence to doubt any significant information used for this report.

Item 6 – Property description and location

6.1 Location

The property is located approximately 45 km east of the town of Val d'Or in southeastern part the Vauquelin Township, in the Abitibi area of northwestern Quebec, Canada, SNRC 32C03 (Figure. 1 and 2).

6.2 Claim status

The property consists in 50 contiguous claims with an individual surface area of 16 hectares for a total property surface area of 800 hectares (Figure. 3). A detailed claim list is presented in Appendix # 2.

There are no known environmental, land claim issue or ownership dispute pending with the Forsan Gold Property. The status of the claims was verified using GESTIM, the Quebec government claims management system, accessible through the internet at the following address : http://gestim.mrnfp.gouv.qc.ca.

The claim verification was executed by BCF, a Montreal law firm, who also received confirmation from the Ministry's registrar office that no transfer procedure or other action regarding the claim was pending.

In October 2007, the title holders signed an option agreement. The payment schedule for the Forsan Option is presented in table 1. Golden Share wants to acquire a 100% interest in the Property under the terms of the Agreement and the Vendors agree to sell a 100% interest in the Property under the terms of the Agreement.

Table 1

	Cash	Shares	Work
	$ (CAN)	of Golden Share	$(CAN)
Signature	25 000$		
After listing on TSXV		400 000	
1st anniversary	50 000$	400 000	200 000$
2nd anniversary	50 000$	400 000	200 000$
3rd anniversary			100 000$
250 000 oz of gold *		400 000	
500 000 oz of gold **		400 000	

the Vendors will retain a 2% Net Smelter Return (the "NSR"). In the event that Commercial Production would be achieved on the Property, Golden Share will have the right to purchase the NSR held by the Vendors for $1,000,000 per 1% NSR bracket, or for a total of $2,000,000 for the 2% NSR held by the Vendors .

* 400,000 Common Shares at any time in the event that measured and indicated resources representing a metal content of 250,000 ounces of gold or more could be defined and validated by a 43-101

**400,000 Common Shares at any time in the event that measured and indicated resources representing a metal content of 500,000 ounces of gold or more could be defined and validated by a 43-101



80°0'0"W
70°0'0"W
Chibougamau
La Sarre
Amos
Roberval
Rouyn-Noranda
Val-d'Or
Ville-Marie
Québec
Mont-Laurier
Montréal
1:5 000 000
100
0
100
200
Kilometers
Golden Share Mining Corporation Inc.
- General Location -

Figure 1


320000
325000
330000
335000
340000
5330000
5325000
5320000
Louvicourt township
Vauquelin township
Vauquelin township
Pershing township
1:100 000
0
2
4
6
8
Km.
Utm Nad 83 Zone 18
Vauquelin Township
S.N R.C. 32C03
Golden Share Mining Corporation Inc.
- Property location map -
Figure 2



334000
336000
338000
340000
342000
344000
5326000
5324000
5322000
5320000
Vauquelin Township
Pershing Township
1:50 000
0
1
2
3
4
Km.
Utm Nad 83 Zone 18
Vauquelin Township
S.N.R.C. 32C03
Golden Share Mining Corporation Inc.
- Claim location map -
Figure 3

Item 7 – Accessibility, climate, local resources, infrastructure and physiography.

The property is located approximately 45 km east of the town of Val d'Or in the Abitibi area of Northwestern Quebec, Canada (Figure. 2). It is situated east of national road 117 and easily accessible via a gravel road which crosses the northern part of the property. From the town of Val d'Or, the property is accessed by driving though Louvicourt via highway 117 and then south towards Mont-Laurier. Approximately 10 kilometers south of Louvicourt the gravel road towards the old Chimo Mine serves as a direct access to the property.

The topography of the area is characterized by low relief with occasional swampy sectors and an average elevation of 320 m. Overburden varies between 0 and 15 m and consists in stratified clays as well as glacial and fluvio-glacial Pleistocene deposits.

The Forsan Gold Property is characterized by a continental climate with temperature lows in the winter (-12°C to -30°C) with 40 to 60 cm snowfall and temperature highs (10°C to 30°C) during summer with 50 to 100 mm rainfall. The area is covered with several lakes and creeks, Lac Théart straddling the northern border of the property. Lake Matchi-Manitou, a main hydrographic feature of the area, is located 4 km east of the property. Water is therefore readily available and the lakes provide an adequate water supply for exploration purposes.

Suppliers, subcontractors as well as qualified manpower are available in the Val d'Or area, an important regional center of 35,000 habitants with a specialization in the mining and forestry industries.

Item 8 – History

The mining history of the region started with the discovery of gold in the Val d'Or area and the commencement of production activities at the Sigma mine in 1937.

On the Forsan Gold Property, mining exploration activities date back to 1937 when Consolidated Mining and Smelting Ltd performed sampling and carried out a drill program of short holes in the southwestern part of the property (GM-8627 A, B and C). Prospecting, mapping and sampling were also carried out. Five trenches were excavated and exposed a zone 75 m long by 25 m in width. Visible gold was observed in quartz veins hosted in quartz feldspar porphyry and agglomerate units in close proximity with a diabase dyke. The best results from the trenching program yielded 0.88 oz/t Au over 2.0' (D Zone), 0.20 oz/t Au over 11" and 0.26 oz/t Au over 2.1' (F Zone), 0.32 oz/t Au over 1.4' (C Zone) and 0.13 oz/t Au over 1.0' (G Zone). Of the five short holes drilled it is reported that only one yielded interesting results.

In 1955, Newirk Mining Corp. Ltd - claims Martin (GM-3439) carried out magnetic and electromagnetic surveys in the southeastern part of the property. The self potential surveys did not reveal any anomalies, most likely because of the thickness of the overburden. The magnetic survey highlighted two strong anomalies on the prospected grid (iron formation or diabase).

In 1958, Continental Mining Exploration - claims Martin (GM-6528) carried out an electromagnetic survey covering the southeastern part of the property. Four anomalies were identified, one of which, anomaly D, could correspond to the Forsan mineralized showing.

In 1964, Black River Mining Ltd (GM-14380; 15039; 15338 and 15864) executed a geological survey covering the southwestern part of the property. This was followed with a 31-hole drill program (64-V series) to test the presence of mineralization at depth. Most holes intersected gold values on narrow widths. Among the strongest values, were 64-V-5 (0.163 oz/t Au over 12.8'), 64-V-10 (0.145 oz/t Au, 1.30% Cu over 11.5'), 64-V-11 (0.721 oz/t Au over 6.6'), 64-V-13 (0.58 oz/t Au over 2.9') et 64-V-27 (0.925 oz/t Au over 2.8').

In 1964, Coastal Mining Ltd (GM-15484) carried out a geological survey covering the whole property.

En 1965, Coastal Mining and Black River Mining Ltd (GM-16061 and 16071) produced geological and compilation reports over the property.

In 1971, Champagne Yvon Claims (GM-27050) carried out prospecting work over the property to maintain the claims in good standing.

In 1979 and 1980, Exxeter Resources Corp. (GM-36250; 36505 and 38610) produced an evaluation report for the property followed by the drilling of nine vertical holes (E series). Following this work, P. Dumont and J. Depatie established the first geological resources which stood at 331,128 tonnes at a grade of 5.38 g/t Au (Historical resources / non 43-101 compliant).

In 1982 and 1983, Exxeter Resources Corp. (Unpublished document) carried out a second drill program (EV series) totaling 1,233 meters in the previously drilled area. Following this work, G.A. Tremblay revaluated the resources at 51,000 metric tonnes at a grade of 0.179 oz/t Au (Historical resources / non 43-101 compliant). Magnetic and electromagnetic surveys were also executed in the south central part of the property to test the presence of 5 EM-INPUT anomalies.

In 1987-1988 Exploration Oz Inc. and Exploration Norwood Inc. carried out the most detailed exploration program so far on the property. The program was executed in two phases; phase 1 consisted mainly in surface geological work, line cutting and geophysical surveys while phase 2 comprised exploration and definition diamond drilling as well as the establishment of a reserve estimate.

During phase 1 a total of 75.3 km of magnetic surveys and 74.2 km of electromagnetic surveys were carried out. A total of 24 anomalies were defined and the best ones were investigated by drilling which revealed disseminated or massive sulfides and/or magnetite-rich horizons. No significant gold values were reported. A total of 37.9 km of induced polarization were carried out and the seven best anomalies investigated by drilling yielded similar results.

The geological mapping allowed a slightly better definition of the property's geology while the stripping carried out on the Forsan mineralized occurrence allowed the execution of detailed geological mapping and sampling which resulted in a much better understanding of the behavior of the gold mineralization.

During phase 2 a total of 9,358 meters of diamond drilling was executed for a total of 47 holes (459 series). A total of 9 holes targeted geophysical anomalies and returned negative results except in one instance were an intersection of 0.06 oz/t Au over 4.6' was returned. A total of 38 holes were intended for definition purposes :

- A total of 10 holes were drilled west of the diabase dyke confirmed the presence of gold but returned sub-economic grades.

- The hole drilled east of the dyke confirmed the potential and continuity of Zone A. while allowing to define additional veins on either side of Zone A.

- A total of 3 holes drilled in the north-eastern par of the occurrence to test the extension of the mineralization at depth returned negative results. Hole 459-18-87 however intersected a new zone with a reported mineralized intercept of 5.33 g/t Au over 3.0 m.

Following the 1987-1988 campaign, L. Perron revaluated the resources at 282,605 metric tonnes at a grade of 0.142 oz/t Au (Historical resources / non 43-101 compliant).

Item 9 – Geological setting.

9.1 Regional Geology

The rocks of the area are Archean in age and belong to the Superior structural Province. More precisely, the Forsan Property (Figure 4) is located in the eastern part of the east-west trending Abitibi-Wawa Sub province which straddles the Quebec-Ontario border over a strike length of at least 600 km and a width of 250 km. In Quebec, the Abitibi-Wawa Sub province comprises 50% of volcanic rocks of varying origin (effusive, intrusive or pyroclastic); sediments are relatively scarce at 15% of the rock sequence. The remaining is made up of large syn to late stage plutons (leucotonalites, granodiorites, diorites) intruded during the Kenoran orogeny.

Axial planes of the most obvious deformation phase show a general east-west orientation in the areas less affected by the intrusive bodies. The influence of granitic intrusions on the regional tectonic grain is important. These intrusive massifs were injected in a sub-concordant fashion in the volcanic pile and generally appear as domes.

In terms of metamorphism, the volcanic and sedimentary rocks of the Abitibi area are characterized by the greenschist facies. The thermal influence of the granitic plutons on the country rocks is however non-negligible. Indeed, a contact metamorphic aureole is developed over a distance of 0.5 to 2 km in the volcanic and sedimentary rocks adjacent to the plutons. The observed paragenesis is characteristic of the amphibolite-alamandine metamorphic facies.

The Abitibi Archean basement was repeatedly fractured during its long evolution and has notably been intruded by diabase dykes showing orientations of NS, ENE-OSO, or NO-SE. These dykes have generally not been affected by the metamorphism and are typically expressed as strong, positive magnetic anomalies. They are generally Proterozoïc in age.



1:100 000
0
2
4
6
8
Km
Golden Share Mining Corporation Inc.
- Regional Geology -
Figura 4

9.2 Property Geology

The property is underlain mostly by a thick sequence of east-west trending mafic agglomerates dipping towards the north at 60° to 80°(Figure 5). A dyke of feldspar porphyry showing an attitude of 135° with a dip of 85° towards the northeast and some minor granodiorite injections show a sub concordant attitude and cross-cut the mafic tuffs and agglomerates. A 50 m wide diabase dyke oriented 040° transects the property (Figure. 4).

The Pershing batholith contact cuts the north-eastern border of the property. Contact metamorphism has probably affected the rocks of the Forsan mineralized occurrence as suggested by the 5 – 10% garnets observed in the drill holes. It is envisioned that the batholiths are responsible for the remobilization of the quartz, carbonates and sulphides.


Drill Hole collar
Granite
Felsic volcanic rocks
Andesite
Diabase Dyke
Andesite
Basalt
Source : Quebec Ministry of Natural Resources (Sigeom 2007)
1:20 000
0 250 500 750 1 000
Meters
Utm Nad 83 Zone 18
Vauquelin Township
S.N.R.C. 32C03
Golden Share Mining Corporation Inc.
- Property Geology -

Figure 5

Item 10 – Deposit types.

The Forsan Gold Property area is host to several types of mineral occurrences, gold being the dominant metal. A horizon of epigenetic-type massive sulfides has been observed at the contact between and agglomerate and a felsic tuff in the southern part of the property.

The principal mineral deposits of the area are the past-producing Chimo mine and the Croinor deposit. A thorough description of the deposits is found in the Quebec Ministry of Natural Resources document MM 91-03 (Sauvé P., Imreh L. and Trudel P., 1993). A summary is presented below.

Chimo mine

The past producing Chimo mine is located approximately 6 km west-south-west of the Forsan property. Production was initiated in 1966 and in 1987 past-production and remaining reserves amounted to 1,390,000 tons of ore at a grade of 6.60 g/t Au.

The mine is hosted in the Trivio structural complex, interpreted as the eastern extension of the Cadillac fault (Rocheleau et al., 1990). The mineralization at the mine is hosted in a 450m wide volcanic unit separating two sedimentary units on either side. The metamorphic grade is at the limit between the greenschist and amphibolite facies.

The ore at the Chimo mine is principally hosted in the shear zones within the volcanic unit and at its northern contact. A minor amount of ore is also associated with an iron formation located north of the volcanic band. In the volcanic rocks, the shear zones are injected with quartz veins and lenses. Arsenopyrite as well as other sulfides are present (2 to 5%) in the schist at the border of the quartz veins. In the iron formations, the ore consists in massive to semi-massive arsenopyrite lenses which developed at the expense of the magnetite. They show very good gold grades, from 15 to 50 g/t Au, but are discontinuous in nature and generally less than one meter in width. Wall rock alteration is characterized by carbonatization, K_2O injection (biotite and muscovite) as well as tourmalinization.

Croinor deposit

The Croinor deposit is located 10 km to the north-east of the Forsan property. The deposit was never officially placed in production and the latest resource evaluation indicated 386,000 tonnes of material at a grade of 4.90 g/t Au (Gaudeau et al., 1988).

The deposit is hosted in the Croinor mafic sill which is injected in a volcanic sequence part of the Assup Group (Rocheleau et al., 1990). The sill is essentially composed of gabbro with minor amounts of quartz diorite near its northern border. The rocks have been metamorphosed to the greenschist level.

The ore at the Croinor deposit is hosted in the quartz diorite which is bounded by volcanic rocks towards the north and sheared gabbro towards the south. The mineralized bodies have a tabular shape and are controlled by reverse faults and east-west trending shear zones with a moderate dip (45°) towards the north (Gaudreau et al.,

1988). The veins are essentially composed of quartz with occasional abundant tourmaline and varying amounts of pyrite. Two generations of pyrite have been observed and the gold is preferentially associated with the tectonized, coarse grained pyrite. Native gold is observed occasionally in quartz veins and veinlets as well as in strongly altered wall rocks.

A detailed description of the Forsan Property gold occurrences is presented in the History section and in the Mineral Resource and Mineral Reserve Estimates section of this report.

Item 11 – Mineralization.

The bulk of the auriferous mineralization previously recognized on the property is directly associated with the presence of quartz veins and is structurally controlled (Figure 5 and 6).

The principal showing of the property is the Forsan mineralized occurrence which is hosted by the contact between a mafic agglomerate unit and a feldspar-biotite porphyry dyke in the vicinity of northeast trending diabase dyke. The contact between these two rock types is sharp and oriented at 140° with a subvertical dip.

The gold mineralization is hosted by quartz-carbonate-tourmaline veins injected in weakness planes which correspond to two conjugate fracture systems.

System # 1

- Plane # 1 : 140° @ 35°
- Plane # 2 : 320° @ 75°

System # 2

- Plane # 1 : 230° @ 30°
- Plane # 2 : 095° @ 45°

The first plane of system # 1 corresponds to the general attitude of the auriferous veins of the Forsan mineralized occurrence. The first plane of system # 2 showed very high grade values during surface sampling but failed to show significant value during diamond drilling.

The thickness of the auriferous veins varies from 0.1 to 3.0 m. Native gold and tellurides are associated with pyrite, pyrrhotite and chalcopyrite. A total of eight mineralized zones consisting in low angle auriferous veins have been recognized; they are : A_{oo}, A_{o}, B, C, D, E and F.

A horizon of epigenetic-type massive sulfides has been observed at the contact between an agglomerate and a felsic tuff in the southern part of the property. The contact between the sulfide bearing zone and the host rock is generally sharp although sheared. Pyrite and pyrrhotite are observed in a proportion of 95%/5% to 85%/15% along with traces of chalcopyrite. The sulfides are disseminated in veinlets and the wall rock and no primary structure are observed, suggesting an epigenetic origin for this mineralization. The content in gold is very low with the best historical grade obtained at 133 ppb Au.


Andesite
Diabase
Andesite
KKKKKK
Drill Hole best assay results
Source Quebec Ministry of Natural Resources (Sigeom 2007)
1:2 500
0
50
100
150
200
Meters
Utm Nad 83 Zone 18
Vauquelin Township
S.N.R.C. 32C03
Golden Share Mining Corporation Inc.
- Exxeter (Forsan) Showing -
Figure 6

Item 12 – Exploration.

No exploration has been performed by Golden Share Mining Corporation Inc.

Item 13 – Drilling.

No drilling was executed by Golden Share Mining Corporation Inc. and previous drilling is discussed in the History section of the present report.

Item 14 – Sampling method and approach.

There were no systematic review of the sampling method and approach in the historical assessment works. It can however be stated that the sampling method and approach relied on core samples, channel samples and grab samples.

Samples taken in the context of an exploration program are usually assed by the fire assay method. A generic description of such a method is given below.

14.1 Fire assay analysis

The property is underlain mostly by a thick sequence of east-west trending mafic
The sample preparation procedure involves the crushing of the entire sample followed by quartering to obtain a representative 250g sample which is entirely pulverized and out of which a 50g sample is isolated for analysis by fire assay.

The samples were assayed by fire assay procedure Au-AA24. They are decomposed by Fire Assay Fusion and the analytical method employed is Atomic Absorption Spectroscopy (AAS).

A prepared sample is fused with a mixture of lead oxide, sodium carbonate, borax, silica and other reagents as required, inquarted with 6 mg of gold-free silver and then cupelled to yield a precious metal bead.

The bead is digested in 0.5 mL dilute nitric acid in the microwave oven, 0.5 mL concentrated hydrochloric acid is then added and the bead is further digested in the microwave at a lower power setting. The digested solution is cooled, diluted to a total volume of 4 mL with de-mineralized water, and analyzed by atomic absorption spectroscopy against matrix-matched standards.

Method Code	Element	Symbol	Units	Sample Weight (g)	Lower Limit	Upper Limit	Default Overlimit Method
Au-AA24	Gold	Au	ppm	50	0.005	10.0	Au-GRA22

Item 15 – Sample preparation, analyses and security.

All samples collected during the field visit were grab samples; they were assayed by standard fire assay analysis. The samples were collected with a geological hammer or sledge hammer for an average weight of 1 to 2 kg. A total of 6 samples were taken and numbered FO-PG-01 to FO-PG-06.

Samples were described, localised, numbered and immediately packed into plastic sample bags, along with a tag; sample bags are sealed and placed into larger bags which are then secured by plastic strip for transportation to commercial laboratories.

Accuracy and potential contamination of analytical procedure at the laboratory are monitored by introduction of blanks and blind certified reference standards into the sample stream. Usually a limited number of higher grade are checked by re-assaying.

Item 16 – Data verification.

The verification of historical data is presented in the previous sections of the present report.

A field verification was executed by Mr. Philippe Giaro, President of Golden Share Mining Corporation Inc. and Jeannot Theberge P.Geo., on August 19th 2007. The principal outcropping veins were visited, sampled and photographed. Two under evaluated geological contexts represented by an east-west trending shear zone and pyrite-bearing feldspar porphyry were also sampled.

All samples collected during the field visit were grab samples; they were assayed by standard fire assay analysis. The samples were collected with a geological hammer or sledge hammer for an average weight of 1 to 2 kg. A total of 6 samples were taken and numbered FO-PG-01 to FO-PG-06. The samples descriptions are presented below.

FO-PG-01 : 5,48 g/t Au -Shear oriented at 275° @ subvertical located at the contact between an agglomerate unit and the quartz feldspar porphyry and injected by 30% smoky quartz veins containing 2 -3% pyrite.

FO-PG-02 : 3,10 g/t Au -Altered quartz feldspar porphyry containing 7% coarse pyrite; no quartz vein, 100% wall rock.

FO-PG-03 : 16 ppb Au -Similar to FO-PG-02, but with pyrite in traces only.

FO-PG-04 : 5,78 g/t Au -Quartz tension vein oriented at 240° @ 40° with 15% black tourmaline pods and seams ; 1-2% pyrite in quartz vein and 2-3% pyrite in wall rock.

FO-PG-05 : 5,73 g/t Au -Same shear as FO-PG-01, 30 m to the west of FO-PG-01, 30 cm in width, 20% pyrite and 3% chalcopyrite.

FO-PG-06 : 7 ppb Au -Thick whitish grey, bullish quartz vein up to 0.80 m in width, no sulfides.

The samples were analyzed par fire assay by the Techni-Lab assaying laboratory in Ste-Germaine de Boulé, Québec, Canada. The results are presented at Appendix 5.

Item 17 – Adjacent properties.

A discussion regarding previous mining activities in the area and adjacent properties is undertaken in the History section of the present report.

Three companies hold claims adjacent to the Forsan property; Plato Gold to the south-east; Falconbridge to the south and Stellar Pacific Venture to the south-west.

The principal mineral deposits of the area are identified on figure 7.


330000
335000
340000
345000
1:100 000
0
2
4
6
8
Km.
Utm Nad 83 Zone 18
Vauquelin Township
S.N.R.C. 32C03
Golden Share Mining Corporation Inc.
- Adjacent Properties -
Figure 7

Item 18 – Mineral processing and metallurgical testing.

The property is at an early stage of exploration and no systematic mineral processing or metallurgical testing has been performed.

Item 19 – Mineral resource and mineral reserve estimates.

The first reports of gold mineralization on the Forsan Gold Property date to the 1940's when a gold showing consisting in silicified pyrite-pyrrhotite bearing veins and veinlets was uncovered.

Shear zones and fractures creating the right structural setting for the emplacement of auriferous quartz veins in the neighboring lithologies were then recognized. Where such shear zones are present in the agglomerate their content in mica increases and they tend to behave more plastically. They show a more brittle behavior in the quartz feldspar porphyry where the associated deformation creates vein systems as described in Mineralization section of the present report.

Once this model was recognized for the gold mineralization, systematic drilling campaigns were executed to properly delineate the extent of the mineralization. Low angle dipping quartz veins were recognized as the principal target hence most the drilling performed so far on the property has consisted in vertical to sub-vertical holes.

Several mineral resource estimates were established on the Forsan mineralized occurrence of the Forsan property. These estimates were progressively updated as additional drilling information was obtained.

1. In 1979 and 1980, Exxeter Resources Corp. carried out the first recent diamond drilling program consisting in nine vertical holes (series E). Based on this work, P. Dumont and J. Depatie established the first geological resources which stood at 331,128 tonnes at a grade of 5.38 g/t Au. These resources were categorized as probable and indicated ore.

2. In 1982 and 1983, Exxeter Resources Corp. carried out a second drill program (series EV) totaling 1,233 meters in the previously drilled area. Following this work, G.A. Tremblay revaluated the resources at 51,000 metric tonnes at a grade of 5.57 g/t Au. These resources were categorized as proven, probable and possible reserves.

3. In 1987 and 1988 Exploration Oz Inc. and Exploration Norwood Inc. carried out a third drill program (series 459) totaling 9,358 meters mostly on the Forsan mineralized occurrence. Following this third campaign, L. Perron revaluated the resources at 282,605 metric tonnes at a grade of 4.42 g/t Au. These resources were categorized as probable and possible reserves.

All these resources were established prior to the introduction of the TSX NI 43-101 policy and should therefore be treated as historical data. One of the objectives of Golden Share is to perform additional drilling and carry out all required work to establish a NI 43-101 compliant resource estimate.

The definition for reserve categories used in the previous reserve estimates are not consistent whit those defined in 'CIM Standard on Mineral Resources and Reserves Definition and Guidelines'. A mineral resource is now defined as a concentration or occurrence of material in such form, quantity and grade or quality that has reasonable prospect for economic extraction. Resources are classified into Measured, Indicated and Inferred categories.

The category of an estimate implies confidence in the geological information available on the mineral deposit: the quality and quantity of data available, the level of detail of the technical data and interpretation of the data and information.

A mineral reserve is defined as the economically mineable part of a measured or indicated mineral resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

There is sufficient work done to classify the above ' historical reserve' as current mineral resources. The calculations were conducted on strict parameters, similar to current standards for quality assurance and quality control procedures.

Item 20 – Other relevant data information.

No historical environmental liabilities were found to exist on the subject property. Nevertheless work permits are required for any construction of access for diamond drilling or stripping or trenching activities, or for clearing of lumber on the claim holdings. Usually, these permits are obtained rapidly and are part of typical procedure in order to carry out exploration.

Item 21 – Interpretation and conclusions.

The Forsan property is located at the eastern extremity of the Abitibi greenstone belt, one the world's most prolific gold camps. Favourable structures (quartz veins, shear zones, faults); competent host rocks (quartz feldspar porphyry) as well as an important gold occurrence on which historical resources have been established are present on the property.

Most of the previous work evaluated two types of targets :

1. Low angle quartz veins : The bulk of the exploration work consisted in diamond drilling in the area of the Forsan mineralized occurrence to properly delineate the gold mineralization. The drilling targeted low-angle veins and was performed mostly with vertical to subvertical holes.

2. Sulphide bearing horizons : Reconnaissance exploration drilling targeted geophysical anomalies elsewhere on the property with mitigated success.

The property visit and the examination of the historical documentation clearly show that additional types of targets are present but were not properly investigated, the two main ones being :

1. Sub-vertical sulfide bearing auriferous shears zones which would have been missed by sub-vertical drilling targeting the low angle veins,

2. Disseminated sulfides which locally pervasively impregnate the host quartz feldspar porphyry.

Moreover, additional quartz feldspar porphyry bodies occurring elsewhere on the property have not been properly investigated in the light of the specific relationship of the gold mineralization to this particular lithology.

Finally, the existing historical resource has to be updated to comply with the new regulations and should be expanded upon by including the mineralization eventually associated with the new types of targets proposed.

A thorough one year exploration program is therefore proposed to render the resource estimations compliant with the TSX NI 43-101 policy and to investigate additional targets on the Forsan mineralized occurrence and elsewhere at the level of the property.

Item 22 – Recommendations.

22.1 Recommendations.

In order to implement the conclusions presented in the previous section of the present report, a two phase program has to be executed :

1. Phase 1 targets the Forsan mineralized occurrence
2. Phase 2 targets the rest of the Forsan Gold Property

These two phases of the recommended work program are to be executed concomitantly.

PHASE 1 - Forsan mineralized occurrence

It is recommended that the following be executed :

- A thorough compilation all previous data,
- Trenching in all directions to extend the level of exposure of the Forsan mineralized occurrence,
- Detailed mapping and structural studies of previously and newly exposed areas,
- Channel sampling of the previously and newly exposed areas to fully evaluate the auriferous sulphide bearing shear zones and the areas of disseminated mineralization in the quartz feldspar porphyry,
- Analysis of several selected 50 kg surface samples of quartz veins to achieve a better understanding on the behaviour of the gold mineralization,
- Detailed ground geophysics comprising magnetic and induced polarization surveys,
- Surveying of historical work,
- Diamond drilling with three objectives :
    - Confirm the results of the previous holes,
    - Extend the know mineralization associated with the quartz veins beyond the previously defined historical resource,
    - Properly test testing auriferous sulphide bearing shear zones and the areas of disseminated mineralization in the quartz feldspar porphyry.
    - **Systematic analysis of all drill core must be performed to evaluate the bulk tonnage potential of the Forsan mineralized occurrence*

- All required steps to establish NI 43-101 compliant mineral resources.

PHASE 2 - Forsan Gold Property

It is recommended that the following be executed :

- Detailed magnetic survey,
- Mapping of all occurrences of quartz feldspar porphyry,
- Follow-up work with trenching, channel sampling and diamond drilling of all potential quartz feldspar porphyry occurrences.

22.2 Budget and work program.

The following budget is proposed to implement the recommendations presented in the previous section of the present report.

PHASE 1 - Forsan mineralized occurrence

Compilation of historical data

1 Geologist (40 days @ 500$/day)	$ 20.000,00
1 Drafting technician (40 days @ 300$/day)	$ 12.000,00

Trenching

Trenching on Forsan mineralized occurrence	
Trenching and washing (all inclusive*) : 30 days @ 1750$/day	$ 52.500,00

Detailed mapping and structural studies

1 Geologist (30 days @ 500$/day)	$ 15.000,00
1 Field technician (30 days @ 300$/day)	$ 9.000,00

Channel sampling

Channel sampling on Forsan mineralized occurrence	
Geologist, Technician, equipment, assays : 10 days @ 1500$/day	$ 15.000,00

Mini bulk sampling

50 kg sample analysis (8 analysis @ 1000$/sample)	$ 8.000,00

Ground geophysics

Magnetic survey 25 m line spacing (10 km @ 100$/km)	$ 1.000,00
Induced polarization survey (10 km @ 1.100$/km)	$ 11.000,00
Surveying	
Surveying of historical work	$ 20.000,00
Diamond drilling	
Detailed drilling on Forsan mineralized occurrence NQ drilling (all inclusive**) : 5.000 meters @ 125$/m	$ 625.000,00
Sub-total Phase 1	**$ 788.500,00**
Contingency and administration (15%, rounded)	$ 118.250,00
Total Phase 1	**$ 906.750,00**

** includes permitting, trenching (all included), geologist, technician, analysis (comprising checks and metallic sieve analysis).*

*** includes permitting, diamond drilling (all included), geologist, technician, analysis (comprising checks and metallic sieve analysis).*

PHASE 2 - Forsan Gold Property

Compilation of historical data	
1 Geologist (10 days @ 500$/day)	$ 5.000,00
1 Drafting technician (10 days @ 300$/day)	$ 3.000,00
Geological mapping	
1 Geologist (15 days @ 500$/day)	$ 7.500,00
1 Field technician (15 days @ 300$/day)	$ 4.500,00
Trenching	
Trenching on quartz feldspar porphyry bodies Trenching and washing (all inclusive*) : 10 days @ 1750$/day	$ 17.500,00
Channel sampling	
Channel sampling on quartz feldspar porphyry bodies Geologist, Technician, equipment, assays : 5 days @ 1500$/day	$ 7.500,00
Ground geophysics	
Magnetic survey 50 m line spacing(100 km @ 100$/km)	$ 10.000,00

Sub-total Phase 2	**$ 55.000,00**
Contingency and administration (15%, rounded)	$ 8.250,00
Total Phase 2	**$ 63.250,00**
Permitting, preparation and final report	$ 30.000,00
<u>Total phase 1 + phase 2</u>	**<u>$ 1.000.000,00</u>**

Item 23 – References.

Gaudreau, R., Lacoste, P., Rocheleau, M., Géologie et gîtologie du secteur de Louvicourt-Vauquelin Abitibi., 1986, MB 86-67

Gaudreau et al., Géologie du gisement aurifère Brosnor, région de Val d'Or. MB 88-33, 1988.

Rocheleau et al., La ceinture de l'Abitibi à l'est de Val d'Or. In : La ceinture polymétallique du Nord-Ouest québecois. Institut canadien des mines et de la métallurgie; volume spécial 43, page 269-283. 1990.

Rocheleau, M., Hébert, R., St-Julien, P., Gaudreau, R., Perrier, B., Lacoste, P., Synthèse stratigraphique, paléogéographique et gîtologique du secteur de Vauquelin, Pershing et de Haig. 1987 , MB 87-52

Rocheleau, M., Hébert, R., St-Julien, P., Gaudreau, R., Racine, M., Lacoste, P., Synthèse stratigraphique, paléogéographique et gîtologique du secteur de Vauquelin, Pershing ,Haig et parties des cantons de Louvicourt, Pascalis et Denain. 1997 , MB 97-11

Rocheleau, M., Hébert, R., St-Julien, P., Gaudreau, R., Racine, M., Lacoste, P., La ceinture de l'Abitibi à l'est de Val d'Or : Un secteur économiquement méconnu, affecté par la tectonique et le métamorphisme Grenvillien. 1990.

Sauvé, P., Imreh, L. et Trudel, P. Description des gîtes d'or de la région de Val d'Or. MM 91-03. 1993

23.2 List of Statutory Work

GM 03439

NEWKIRK MINING CORP. LTD © CLAIMS MARTIN, REPORT ON MAG & S PP SURVEY, CANTON VAUQUELIN SNRC: 032C/03, R.B. GRAHAM, 1955.

GM 03670

MALARTIC GOLD FIELDS LTD, REPORT ON GEOLOGICAL AND GEOCHIMECAL SURVEYS, CANTON PERSHING/VAUQUELIN SNRC: 032C/03, C.K. WILTON, 1955.

GM 06528

CONTINENTAL MINING EXPL © CLAIMS MARTIN, REPORT ON E M SURVEY, CANTON VAUQUELIN SNRC: 031N/14 032C/03, S.S. SZETU, 1958.

GM 8627

CONSOLIDATED MINING AND SMELTING CO., VAUQUELIN TOWNSHIP, QUEBEC, PLAN SAMPLING AND DDH LOGS, N.A. ANDERSON, 1937.

GM 8627

CONSOLIDATED MINING AND SMELTING CO., VAUQUELIN TOWNSHIP, QUEBEC, DDH LOCATIONS, J.R. DALLAIRE, 1937.

GM 8627

CONSOLIDATED MINING AND SMELTING CO., VAUQUELIN TOWNSHIP, QUEBEC, REPORT ON LEBLANCO GRP (BLUE GRASS OPTION), ANONYME, 1938.

GM 14380

BLACK RIVER MINING LTD, VAUQUELIN TOWNSHIP, QUEBEC, GEOLOGICAL REPORT, R.T. BRADSHAW, 1964.

GM 15039

BLACK RIVER MINING LTD, VAUQUELIN TOWNSHIP, QUEBEC, PROGRESS REPORT, H.J. BERGMAN, 1964.

GM 15338

BLACK RIVER MINING LTD, VAUQUELIN TOWNSHIP, QUEBEC, DDH LOGS, D.R. AGAR, 1964.

GM 15484

COASTAL MINING LTD, VAUQUELIN TOWNSHIP, QUEBEC, GEOLOGICAL REPORT, H.J. BERGMAN, 1964.

GM 15864

BLACK RIVER MINING LTD, VAUQUELIN TOWNSHIP, QUEBEC, DDH LOGS, D.R. AGAR & N. MACISAAC, 1964.

GM 16061

COASTAL MINING LTD, VAUQUELIN TOWNSHIP, QUEBEC, GEOLOGICAL REPORT, H.J. BERGMAN, 1965.

GM 16071

BLACK RIVER MINING LTD, VAUQUELIN TOWNSHIP, QUEBEC, SUMMARY REPORT, H.J. BERGMAN, 1965.

GM 16909

BLACK RIVER MINING LTD, 13 DDH LOGS WITH ASSAY RESULTS, CANTON VAUQUELIN SNRC: 032C/03, D.R. AGAR & N. MACISAAC, 1965.

GM 17252

BLACK RIVER MINING LTD, SUMMARY REPORT ON DIAMOND DRILLING, CANTON VAUQUELIN SNRC: 031N/14, 032C/03, H.J. BERGMAN, 1966.

GM 27050

CHAMPAGNE YVON CLAIMS, VAUQUELIN TOWNSHIP, QUEBEC, SURFACE WORK, ANONYME, 1971.

GM 36250

EXXETER RESOURCES CORP., VAUQUELIN TOWNSHIP, QUEBEC, EVALUATION ON THE PROPERTY, P.E. DUMONT, 1979.

GM 36505

EXXETER RESOURCES CORP., VAUQUELIN TOWNSHIP, QUEBEC, 9 DDH LOGS, P.E. DUMONT, 1980.

GM 38601
32C/03, DIAMOND DRILLING PROGRAM ON BLUEGRASS OPTION J.R. DALLAIRE, 1937.

GM 38610

EXXETER RESOURCES CORP., VAUQUELIN TOWNSHIP, QUEBEC, REPORT OF EVALUATION AND DEVELOPEMENT ON THE PROPERTY, P.E. DUMONT, 1979.

GM 47651

EXPLORATION NORWOOD INC, EXPLORATION OZ INC, EXXETER RESOURCES CORP., LEVES GEOPHYSIQUES, PROJET EXXETER #459., LAVOIE, C, PLANTE, L.,1987

GM 47652

EXPLORATION NORWOOD INC, EXPLORATION OZ INC, EXXETER RESOURCES CORP.,RAPPORT DE TRAVAUX D'EXPLORATION 1987-88, PROJET EXXETER #459., Perron, L, Morin, R.1988.

GM 54380

RESSOURCES ORIENT INC.,NORANDA INC., RAPPORT TECHNIQUE DES TRAVAUX, CAMPAGNE 1995, PROPRIETE EXXETER., RIOPEL, J., 1996

GM 54381

RESSOURCES ORIENT INC, NORANDA, LEVE ELECTROMAGNETIQUE E.M.H., PROJET EXXETER., PLANTE, L., 1996

GM 62134

NORANDA INC, NOVICOURT, RAPPORT DE TRAVAUX STATUTAIRES, SECTEUR DE VAL D'OR, BOUCHER, R., 2005.

Item 24 – Date and signature page.

I, Jeannot Théberge, consulting geologist certified that:

- I am a Canadian citizen, living at 640 Chemin Robert's, Arntfield, Québec, J0Z 1B0
- I am the president of Sevices géologiques T-Rex inc.
- I received a B.Sc. in geology in 1993 from the University Laval.
- I am a member of l'Ordre des Géologues du Québec (no 740)
- I have been working as a geologist since 1994.
- I am a qualified person with respect to the Forsan project in accordance with the NI 43-101
- I have visited the property.
- I am responsible for the writing of the present technical report.
- I am not aware of any missing information or change, which would have caused the present report to be misleading.
- I read and used the NI 43-101 to make the present report in accordance with its specifications and terminology.

Signature and date

Jeannot Théberge, P. Geo.

OGQ member #740

Signed on the 8th of October 2007

Item 25 – Additional requirements for technical reports on development properties and production properties

This item is not relevant to the Forsan project.

Appendix 1 - Photos



Picture . 1 - Sub-vertical sulfide bearing auriferous shears zone



Picture. 2 – Typical Low angle quartz vein

Appendix 2 – Claim List

Claim Number	Holder	Percentage	Surface Area (Hectares)
CL 3083801	Jacques Duval	100%	16
CL 3083802	Jacques Duval	100%	16
CL 3083803	Jacques Duval	100%	16
CL 3083845	Jacques Duval	100%	16
CL 3823834	Jacques Duval	100%	16
CL 3823835	Jacques Duval	100%	16
CL 3892985	Jacques Duval	100%	16
CL 3894011	Jacques Duval	100%	16
CL 3894012	Jacques Duval	100%	16
CL 3894013	Jacques Duval	100%	16
CL 3894014	Jacques Duval	100%	16
CL 5266201	Jacques Duval	100%	16
CL 5266202	Jacques Duval	100%	16
CL 5266203	Jacques Duval	100%	16
CL 5266204	Jacques Duval	100%	16
CL 5266205	Jacques Duval	100%	16
CL 5266206	Jacques Duval	100%	16
CL 5266207	Jacques Duval	100%	16
CL 5266208	Jacques Duval	100%	16
CL 5266210	Jacques Duval	100%	16
CL 5266211	Jacques Duval	100%	16
CL 5266212	Jacques Duval	100%	16
CL 5266213	Jacques Duval	100%	16
CL 5266214	Jacques Duval	100%	16
CL 5266215	Jacques Duval	100%	16
CL 5266216	Jacques Duval	100%	16
CL 5266217	Jacques Duval	100%	16
CL 5266218	Jacques Duval	100%	16
CL 5266219	Jacques Duval	100%	16
CL 5266220	Jacques Duval	100%	16

CL 5266221	Jacques Duval	100%	16
CL 5266222	Jacques Duval	100%	16
CL 5266223	Jacques Duval	100%	16
CL 5266224	Jacques Duval	100%	16
CL 5266225	Jacques Duval	100%	16
CL 5266226	Jacques Duval	100%	16
CL 5266227	Jacques Duval	100%	16
CL 5266228	Jacques Duval	100%	16
CL 5266229	Jacques Duval	100%	16
CL 5266230	Jacques Duval	100%	16
CL 5272291	Jacques Duval	100%	16
CL 5272292	Jacques Duval	100%	16
CL 5272293	Jacques Duval	100%	16
CL 5272294	Jacques Duval	100%	16
CL 5272295	Jacques Duval	100%	16
CL 5272296	Jacques Duval	100%	16
CL 5272297	Jacques Duval	100%	16
CL 5272298	Jacques Duval	100%	16
CL 5272299	Jacques Duval	100%	16
CL 5272300	Jacques Duval	100%	16

Appendix 3 – Certificate of analysis

CERTIFICAT D'ANALYSE

À l'attention de Monsieur Philippe Giaro

Client Ressources SearchGold Inc.
440, Boulevard René-Lévesque Ouest
Suite 1160
Montréal (Québec)
H2Z 1V7

Date de réception 20-août-07
Projet Forsan
Certificat 25607

Échantillon #	Au ppb	Au gravimétrie g/t
FO PG 01	4950	5,48
FO PG 02	3080	3,10
FO PG 03	16	
FO PG 04	5880	5,78
FO PG 05	5650	5,73
FO PG 06	7	
FO PG 05-Double	5520	
STD OXG 46	902	
STD OXI 54	1867	

Les résultats des échantillons ci-dessus sont certifiés

Date : 2007-10-10

par : ______________________

Sylvain Auclair, B. Sc.
Chimiste, 1980-006



Golden Share Mining Corporation Inc
COMPILATION MAP
GEOLOGY DETAIL
5383000N
5382000N
712000E
713000E
80W
75W
70W
55W
52W
45N
S1Zone
T1Zone
S2Zone
T3Zone
S3Zone
VZone
UZone
AFZone
Rzone
XZONE
Dyke 3
Grab
23.9g/t
4.49g/t
5.06g/t
3.78g/t
46.5g/t
Au,qv
Au,qv,py
(qv,py)
Au,Fe,qv
Lily Lake
Property Limit
Other Property
6



Lower Shebandowan Lake
Maria Lake
Peewatai Lake
Dakota Lake
Pinto Lake
HAGEY TWP
LAMPORT TWP
DUCKWORTH TWP
Property Limit
Golden Share Mining Corporation Inc
Elwood Property
COMPILATION MAP
GEOLOGY

GOLDEN SHARE MINING CORPORATION

SUBSCRIPTION AGREEMENT


RECEIVED
DEC 10 2007
PROCESSING SECTION

GOLDEN SHARE MINING CORPORATION
440 René-Lévesque Blvd. West
Suite 1160
Montréal, Québec H2Z 1V7

RE Subscription for Shares

1. Subscription

The undersigned (the "**Purchaser**") hereby irrevocably subscribes for and offers to purchase from **Golden Share Mining Corporation** (the "**Issuer**") ______________ (______________) common shares (collectively, the "**Shares**") at a price of $0.25 cents (CDN $0.25) per Share, for a total subscription amount of (CDN $ ______________) (the "**Subscription Amount**").

References below to "**this Agreement**" are to be read as references to the agreement resulting from the Issuer's acceptance of this offer.

2. Payment

The Subscription Amount will be paid in lawful money of Canada on the Closing (as herein defined) by wire transfer or by **cheque or bank draft drawn on a Canadian bank and payable to "BCF LLP In Trust"**, or as may be otherwise directed by the Issuer.

Wire transfers should be directed as follows:

Pay through: (Receiving bank)	LAURENTIAN BANK OF CANADA Montreal, Quebec
SWIFT BIC Code: Account with institution: (Beneficiary's Bank)	BLCMCAMM LAURENTIAN BANK OF MONTREAL 1100 René-Lévesque Blvd. West Montreal, Quebec H3B 4C2 CANADA
Branch transit number:	01261
Beneficiary's account number:	49234-601
Beneficiary's account name:	BCF LLP "in trust"
City address location:	MONTREAL
Reference:	Michel Rochefort – Golden Share Mining Corporation

The Subscription Amount received via wire transfer must be net of transaction charges. It is expressly agreed that any such charges will be the responsibility of the Purchaser.

3. **Closing**

Delivery and payment for the Shares will be completed (the "**Closing**") at the offices of the Issuer's legal counsel, BCF LLP, 1100 René-Lévesque Boulevard West, Suite 2500, Montreal, Québec at 10:00 a.m. (Montreal time) (the "**Closing Time**") on or about November 6, 2007 or such earlier date or dates as may be mutually agreed upon by the Issuer and the Purchaser (the "**Closing Date**").

The certificate representing the Shares will be available at the Closing in accordance with the terms of this Agreement for delivery against payment to the Issuer of the Subscription Amount in the manner specified above.

4. **Representations, Warranties and Covenants of the Purchaser**

The Purchaser represents warrants and covenants to the Issuer (and acknowledges that the Issuer and its counsel are relying thereon) that:

(a) the Purchaser is solely responsible for obtaining such professional advice as it considers appropriate in connection with its subscription hereunder, and has been independently advised as to or is aware of the restrictions with respect to trading in the Shares and that no organized market exists for the Issuer's common shares; no representation has been made regarding the restrictions with respect to trading in the aforementioned securities; it acknowledges that it is aware of the characteristics of the Shares, the risks relating to an investment therein and of the fact that it may not be able to resell the Shares except in accordance with limited exemptions under applicable securities legislation and regulatory policy; and it covenants and agrees that it will not resell the Shares except in accordance with the provisions of applicable securities legislation and will consult with its own legal advisor with respect to such compliance;

(b) the Purchaser has not received, nor has it requested, nor does it have any need to receive, any offering memorandum, sales or advertising literature or any other document with respect to the Issuer;

(c) the Purchaser has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its investment in the Shares and is able to bear the economic loss of such investment;

(d) the Purchaser is resident in the jurisdiction set out in section 17 below;

(e) the Purchaser is aware that this Agreement is subject to acceptance and allotment by the Issuer;

(f) the Purchaser is purchasing the Shares as principal for its own account and not for the benefit of any other person (within the meaning of applicable securities legislation), for investment purposes only and not with a view to the resale or distribution of any or all of Shares;

(g) the Purchaser complies with one of the following:

  (i) the Purchaser is an "accredited investor" as defined in Québec *Regulation 45-106 respecting prospectus and registration exemptions* and has concurrently executed

and delivered the *Accredited Investor Certificate* annexed to this Agreement as Schedule A indicating the means by which the Purchaser is an "accredited investor" and confirms the truth and accuracy of all statements made therein by it; or

(ii) the Purchaser is a director of the Issuer;

(h) the Purchaser acknowledges that at the Closing Date and thereafter, the Shares will be subject to transfer and resale restrictions under applicable securities legislation;

(i) if required by applicable securities legislation, policy or order or by a securities commission, or other regulatory authority, or by the Issuer, the Purchaser will execute, deliver and file or otherwise assist the Issuer in filing such reports, undertakings and other documents, within the prescribed time periods, with respect to the issue of the Shares;

(j) if an individual, such individual has attained the age of majority and is legally competent to execute this Agreement and to take all actions required pursuant hereto, and if a corporation, it has been duly incorporated and validly exists under the laws of its jurisdiction of incorporation and all necessary approvals by its directors and shareholders have been obtained for the execution and delivery of this Agreement;

(k) upon acceptance by the Issuer, this Agreement will constitute a legal, valid and binding contract of the Purchaser, enforceable against it in accordance with its terms and will not violate or conflict with the terms of any restriction, agreement or undertaking respecting purchases of securities by the Purchaser;

(l) the Purchaser has not employed or incurred any liability to any broker, finder or agent for any brokerage fees, finder's fee, commissions or other amounts with respect to this Agreement or any of the transactions contemplated hereby;

(m) the Purchaser has not purchased the Shares as a result of any general solicitation or general advertising, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

(n) no agency, governmental authority, regulatory body, stock exchange or other entity has made any finding or determination as to the merit for investment of, nor have any such agencies or governmental authorities, regulatory bodies, stock exchanges or other entities made any recommendation or endorsement with respect to, the Shares; and

(o) the Purchaser has been advised to consult its own legal advisors with respect to applicable resale restrictions and that it is solely responsible, and the Issuer is not in any way responsible, for compliance with applicable resale restrictions or the undertaking of the Purchaser respecting the resale of the Shares, other than with respect to the representations and warranties made by the Issuer herein.

The Purchaser agrees that the above representations and warranties will be true, correct and complete both as of the execution of this Agreement and as of the Closing Date and the representations, warranties and covenants set forth above will survive the completion of the issuance of the Shares and shall continue in full force and effect notwithstanding any subsequent

disposition by it of the Shares; and the Purchaser shall indemnify and hold harmless the Issuer and its respective affiliates, directors, officers, employees and agents against all losses (other than loss of profit), claims, costs, expenses and liabilities which any of them may suffer or incur as a result of or arising from the reliance by the Issuer on any misrepresentation or breach of warranty made by the Purchaser hereunder. The Purchaser undertakes to notify the Issuer immediately of any change in representation, warranty, acknowledgement or other information relating to the Purchaser or any beneficial purchaser on whose behalf it is subscribing set forth herein (including the representations in Schedule A) which takes place prior to the Closing Date.

5. Representations, Warranties and Covenants of the Issuer

The Issuer hereby represents warrants and covenants to and with the Purchaser and acknowledges that the Purchaser is relying upon such representations, warranties and covenants that:

(a) the Issuer is duly organized and validly existing under the laws of Canada, is duly registered or licensed in each jurisdiction where it carries on business except where the failure to be so registered or licensed will not have an adverse material effect on the Issuer, and the Issuer has no subsidiaries;

(b) the authorized capital of the Issuer consists of an unlimited number of common shares; there are no shareholders' agreements, pooling agreements, voting trusts or other agreements or understandings with respect to the voting, acquisition, disposition or other dealing or holding of any securities of the Issuer;

(c) the Issuer has the corporate power, capacity and authority to enter into, and to perform its obligations under, this Agreement; this Agreement has been duly authorized, executed and delivered by the Issuer; all necessary corporate action has been taken by the Issuer to validly issue and sell the Shares to the Purchaser; at the Closing, all agreements, instruments and documents contemplated by this Agreement to which the Issuer is a party, or which are to be delivered by the Issuer, will be duly authorized, executed and delivered by the Issuer;

(d) the Shares to be issued by the Issuer to the Purchaser will be duly authorized, validly issued and outstanding as fully-paid and non-assessable common shares of the Issuer;

(e) the entering into of this Agreement, the issuance and sale of the Shares and the performance by the Issuer of its other obligations contemplated hereby will not result in a breach of, and do not create a state of facts which, after notice or lapse of time or both, will result in a breach of, and do not and will not conflict with:

  (i) any of the terms, conditions or provisions of the constating documents, by-laws or resolutions of the shareholders and directors of the Issuer;

  (ii) any material contract of the Issuer;

  (iii) any statute, rule or regulation applicable to the Issuer; or

  (iv) any judgment, decree or order binding the Issuer or the property or assets of the Issuer; and

(f) the Issuer, in all material respects, is current and up-to-date with all filings required to be

made by it under the corporate laws of its jurisdiction of incorporation.

The Issuer agrees that the above representations and warranties will be true, correct and complete as of the Closing Date and the representations, warranties and covenants set forth above will survive the issuance of the Shares and shall continue in full force and effect for a period of three years from the Closing; and the Issuer shall indemnify and hold harmless the Purchaser against all losses (other than loss of profit), claims, costs, expenses and liabilities which the Purchaser may suffer or incur as a result of or arising from the reliance by the Purchaser on any misrepresentation or breach of warranty made by the Issuer hereunder.

6. Conditions Precedent to Closing

The obligations of the Issuer and Purchaser to complete the transactions contemplated in this Agreement are conditional upon the sale and delivery of the Shares to the Purchaser being exempt from the requirement to file a prospectus under any applicable statute relating to the sale of the Shares or upon the issuance of such orders, consents or approvals as may be required to permit such sale without the requirement of filing a prospectus.

7. Time of the Essence

Time shall, in all respects, be of the essence hereof.

8. Canadian Dollars

All references herein to money amounts are to lawful money of Canada unless otherwise specified.

9. Headings

The headings contained herein are for convenience only and shall not affect the meaning or interpretation hereof.

10. Entire Agreement

This Agreement constitutes the only agreement between the parties with respect to the subject matter hereof and shall supersede any and all prior negotiations and understandings. This Agreement may be amended or modified in any respect by written instrument only.

11. Successors and Assigns

The terms and provisions of this Agreement shall be binding upon and shall enure to the benefit of the Purchaser, the Issuer and their respective successors and assigns; provided that, except as herein provided, this Agreement shall not be assignable by any party without the written consent of the others.

12. Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Québec and the federal laws of Canada applicable therein. The Purchaser, in its personal or corporate capacity and, if applicable, on behalf of each beneficial purchaser for whom it is acting, irrevocably attorns to the jurisdiction of the courts of the Province of Québec.

13. Language

The parties confirm their express wish that this Agreement and all documents and agreements directly or indirectly related thereto be drawn up in the English language. *Les parties reconnaissent leur volonté expresse que la présente convention de souscription ainsi que tous les documents qui s'y rattachent directement ou indirectement soient rédigés en anglais.*

14. Effective Date

This Agreement is intended to and shall take effect on the Closing Date, notwithstanding its actual date of execution or delivery by any of the parties.

15. Facsimile Copies

The Issuer shall be entitled to rely on delivery of a facsimile copy of this executed Agreement, and acceptance by the Issuer of such facsimile shall be legally effective to create a valid and binding agreement between the Purchaser and the Issuer in accordance with the terms hereof.

16. Notice

Any notice, request or other communication hereunder to any of the parties hereto shall be in writing and be well and sufficiently given if delivered personally or sent by prepaid registered mail to the party concerned at its address as set forth below:

In the case of the Issuer:

Golden Share Mining Corporation
440 René-Lévesque Blvd. West
Suite 1160
Montréal, Québec H2Z 1V7

Attention: Mr. Philippe Giaro
President

In the case of the Purchaser:

To the address of such Purchaser as set out in section 17 hereof.

Any such notice shall be deemed to be given and received, if delivered, when delivered, and if mailed, on the third business day following the date on which it was mailed, unless an interruption of postal services occurs or is continuing on or within the three business days after the date of mailing, in which case the notice shall be deemed to have been received on the third business day after postal service resumes. The Purchaser may by notice to the Issuer, and the Issuer may, by notice to the Purchaser, given as aforesaid, designate a changed address.

17. Details of Subscription

Name and Address of Purchaser

Name: ______________________________

Address: ______________________________

____

Attention: ____________________ **Alternate Contact:** ____________________

Telephone: ____________________ **Telephone:** ____________________

Registration Instructions:

____
(Name)

____
(account reference, if any)

____
(address)

____
(address)

Delivery Instructions:

____
(contact name)

____
(address)

____
(address)

____
(telephone number)

The undersigned Purchaser has executed this Agreement on its own behalf and on behalf of each purchaser, if any, for which it is contracting hereunder this _____ day of __________________, 2007.

____
Name of Purchaser

____
Name of witness (if the Purchaser is an individual)

____
Signature

____
Signature of witness

____
If the Purchaser is a corporation, print name and title of Authorized Signing Officer

ACCEPTANCE

Golden Share Mining Corporation hereby accepts the foregoing subscription.

DATED at Montreal, Québec, the ____________ day of ______________________, 2007.

GOLDEN SHARE MINING CORPORATION

Per: ____
Philippe Giaro
President

SCHEDULE A

ACCREDITED INVESTOR CERTIFICATE

TO: **GOLDEN SHARE MINING CORPORATION**
Montreal, Québec

In connection with the subscription for common shares of Golden Share Mining Corporation (the "**Issuer**"), the undersigned represents and warrants that the undersigned has read the following definition of an "accredited investor" from section 1.1 of Québec *Regulation 45-106 respecting prospectus and registration exemptions* ("**45-106**") and certifies that the undersigned is an accredited investor as indicated below (**check all that apply**):

(a) a Canadian financial institution, or a Schedule III bank; ☐

(b) the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Statutes of Canada, 1995, c. 28); ☐

(c) a subsidiary of any person referred to in paragraphs (a) or (b), if the person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary; ☐

(d) a person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer, other than a person registered solely as a limited market dealer under one or both of the Securities Act (R.S.O. 1990, c. S. 5) or the Securities Act (R.S.N.L. 1990, c. S-13) of Newfoundland and Labrador; ☐

(e) an individual registered or formerly registered under the securities legislation of a jurisdiction of Canada as a representative of a person referred to in paragraph (d); ☐

(f) the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the Government of Canada or a jurisdiction of Canada; ☐

(g) a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l'île de Montréal or an intermunicipal management board in Québec; ☐

(h) any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government; ☐

(i) a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada; ☐

(j) **an individual who, either alone or with a spouse, beneficially owns, directly or indirectly, financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds CDN $1,000,000** ☐

(k) **an individual whose net income before taxes exceeded CDN $200,000 in each of the two (2) most recent calendar years or whose net income before taxes combined with that of a spouse exceeded CDN $300,000 in each of the two (2) most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year;** ☐

(l) **an individual who, either alone or with a spouse, has net assets of at least CDN $5,000,000;** ☐

(m) **a person, other than an individual or investment fund, that has net assets of at least CDN $5,000,000 as shown on its most recently prepared financial statements;** ☐

(n) an investment fund that distributes or has distributed its securities only to: ☐

(i) a person that is or was an accredited investor at the time of the distribution; ☐

(ii) a person that acquires or acquired securities in the circumstances referred to in sections 2.10 *[Minimum amount investment]* of 45-106, and 2.19 *[Additional investment in investment funds]* of 45-106; or

(iii) a person described in paragraph (i) or (ii) that acquires or acquired securities under section 2.18 *[Investment fund reinvestment]* of 45-106;

(o) an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt; ☐

(p) a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Statutes of Canada, 1991, chapter 45) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be; ☐

(q) a person acting on behalf of a fully managed account managed by that person, if that person: ☐

(i) is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction; and

(ii) in Ontario, is purchasing a security that is not a security of an investment fund;

(r) a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to ☐

give advice on the securities being traded;

(s) an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) or paragraph (i) in form and function; ☐

(t) a person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are persons that are accredited investors; ☐

(u) an investment fund that is advised by a person registered as an adviser or a person that is exempt from registration as an adviser; ☐

(v) a person that is recognized or designated by the securities regulatory authority or, except in Ontario and Québec, the regulator as: ☐

(i) an accredited investor; or

(ii) an exempt purchaser in Alberta or British Columbia.

The foregoing representation is true and accurate as of the date of this certificate and will be true and accurate as of the Closing Date. If any such representation shall not be true and accurate prior to Closing, the undersigned shall give immediate written notice of such fact to the Chief Executive Officer of the Issuer.

DATED ____________________________, 2007.

	______________________ Name of Purchaser
______________________ Name of witness (if the Purchaser is an individual)	______________________ Signature
______________________ Signature of witness	______________________ If the Purchaser is a corporation, print name and title of Authorized Signing Officer

CONTRAT DE TRANSFERT D'OPTION

INTERVENU ENTRE

6531199 CANADA INC., société légalement constituée en vertu de la *Loi canadienne sur les sociétés par actions* ayant son siège social au 569, rue Principale, à La Sarre, province de Québec, J9Z 2A5, dûment représentée aux fins des présentes par son président Donald Théberge et Lucien Bégin, son secrétaire, dûment autorisés en vertu d'une résolution du conseil d'administration de la société adoptée en date de ce jour dont un extrait certifié conforme est annexé aux présentes pour en faire partie intégrante;

Ci-après appelée : *le cédant*

ET

CORPORATION MINIÈRE GOLDEN SHARE, société légalement constituée en vertu de la *Loi canadienne sur les sociétés par actions* ayant son siège social au 440, boul. René-Lévesque Ouest, bureau 1160, à Montréal, province de Québec, H2Z 1V7, dûment représentée aux fins des présentes par M. Denis Tremblay dûment autorisé en vertu d'une résolution du conseil d'administration de la société adoptée en date de ce jour dont copie est annexée aux présentes pour en faire partie intégrante;

Ci-après appelée : *le cessionnaire*

PRÉAMBULE

ATTENDU QUE le cédant est titulaire d'une option intervenue en mars 2006 avec Mme Jeannette Patola et son groupe, ci-après appelés *les propriétaires* conformément au contrat reproduit à l'**Annexe A** des présentes;

ATTENDU QUE le claims 3011378 canton Lamport originalement visé par le contrat d'option original a été rejalonné pour le bénéfice des propriétaires

6531199	Golden Share
[signature]	[signature]

et porte maintenant le numéro 4214201 canton Lamport (le *claim rejalonné*);

ATTENDU QUE le contrat d'option original a été modifié par un addendum signé entre les propriétaires et le cédant conformément à l'addendum reproduit à l'**Annexe B** des présentes;

ATTENDU QUE le cédant désire céder son option au cessionnaire, lequel accepte;

ATTENDU QUE les parties ont convenu des modalités de cette cession et qu'elles désirent en consigner les termes dans un acte sous seing privé;

****

LES PARTIES CONVIENNENT DE CE QUI SUIT :

1. Le préambule fait partie intégrante des présentes;

2. Le cédant cède au cessionnaire l'option telle que modifiée par l'addendum aux modalités ci-après décrites;

CONDITIONS

3. La contrepartie à être payable au cédant par le cessionnaire pour le transfert d'option équivaut à une somme d'environ 360 000 $ payable, au bénéfice du cédant, par l'émission du trésor d'actions ordinaires entièrement payées et non cotisables de Corporation Minière Golden Share mais pouvant être par ailleurs soumises à une restriction au transfert conformément à la réglementation sur les valeurs mobilières applicable;

4. Un certificat d'actions sera émis à 6531199 Canada Inc. pour un nombre de 1 440 000 actions ordinaires, sous réserve de l'approbation des autorités réglementaires compétentes;

5. Le cédant s'engage à ce que le claim rejalonné soit transféré au nom du cessionnaire;

6531199	Golden Share
	[signature]

6. Pour sa part, le cessionnaire s'engage à ce que le claim rejalonné soit retransféré aux propriétaires s'il venait qu'à laisser tomber l'option ou qu'à y renoncer avant son expiration;

7. Le cessionnaire s'engage à respecter les conditions du contrat d'option original et de l'addendum;

Et les parties ont signé à

Rouyn-Noranda, le 5 octobre 2007 Montréal, le 5 octobre 2007

6531199 CANADA INC.
Par: M. Donald Théberge

CORPORATION MINIÈRE GOLDEN SHARE
Par: M. Denis Tremblay

Rouyn-Noranda, le 5 octobre 2007

6531199 CANADA INC.
Par: M. Lucien Bégin, secrétaire

* La présente entente est valable sous rése de vérification diligente positive du claim T88508.

6531199	Golden Share

ANNEXE A

CONTRAT ORIGINAL D'OPTION DE MARS 2006

OPTION AGREEMENT
ELWOOD PROPERTY

THIS AGREEMENT is entered into as of this

BETWEEN: **6531199 CANADA INC.**, a corporation duly incorporated pursuant to the laws of Canada
569, rue Principale
La Sarre (Qc) J9Z 2A5

(Hereinafter called "The buyer")

OF THE FIRST PART

AND

	Percentage hold in the properties object of the present
BURT HAAVALDSRUD (Sigmud) P.O. Box 400, Becker siding Hornepayne (Ontario) P0M 1Z0	38 %
JEANNETTE PATOLA (Ann Lynn) 435, Sycamore Place Thunder Bay (Ontario) P7C 1X3	40 %
WAYNE BAHLIEDA 274, Trinity Crescent Thunder Bay (Ontario) P7C 5V6 Hereinafter duly represented by Jeannette Patola	11 %
LEONARD STARR and **STASIA STARR** as executor of Eugene Starr's succession 270, West Amelia Thunder Bay (Ontario) P7E 4A4 Hereinafter duly represented by Jeannette Patola	11 %

(Hereinafter called jointly "the sellers")

OF THE SECOND PART

WHEREAS, the sellers wishes to grant to the buyer an exclusive option (the 'Option') to acquire, subject to the terms and conditions of, and except as provided in, this Agreement, all (100%) right title of his interest in the mineral estates of certain mining claims located in Duckworth & Lamport townships in the Province of Ontario, referred to

as Elwood Property and more particularly described in Schedule 'A' to this Agreement (the "Property");

AND WHEREAS the buyer desires to acquire the Option to acquire the Property;

THEREFORE, in consideration of the mutual agreement, covenants and obligations hereinafter set forth and other good and valuable consideration (the receipt and sufficiency ofwhich are hereby acknowledged), the parties hereto agree as follows:

1. SCHEDULES

The following schedules annexed to this Agreement shall be deemed to be incorporated into, and made an Integral part ofthis Agreement :

Schedule "A" - The Property

Schedule "B" - Determination and Payment of Net Smelter Return Royalty

2. REPRESENTATIONS AND WARRANTIES OF SELLERS

The sellers represents and warrants to the buyer that :

(a) it has full power and authority to enter into this Agreement and to carry out its obligations contemplated hereby;

(b) to the best of its knowledge and belief, the sellers is the sole beneficial owner of an undivided 100% interest in the daims comprising the Property as shown in Schedule "A".

(c) There is no adverse daim or challenge against, or to the ownership of or title to the Property, nor to the knowledge of the sellers is there any basis thereof. and acquire or purchase the Property as shown in Schedule "A" or any portion thereof; and

(d) The sellers has duly obtained all authorizations for the execution of this Agreement and for the performance of this Agreement by it, and the consummation of the transaction herein contemplated will not conflict with or result in any breach of any covenants or agreements contained in any agreement or other instrument whatsoever to which the sellersThe sellers is a party.

The representations and warranties of the sellers under subparagraph 2(a) shall survive the entering into and execution ofthis Agreement.

3. REPRESENTATIONS AND WARRANTIES OF THE BUYER

The buyer represents and warrants to the sellers that it has been duly incorporated and validly exists as a corporation in good standing under the laws of the country of Canada and has full power and authority and capacity to enter into this Agreement and to carry out the transactions contemplated hereby and that the execution of this Agreement and the observance and performance by the buyer of its terms and conditions will not result in any violation of, or be in conflict with any term of any agreement to which it is a party.

The representations and warranties of the buyer shall survive the entering into and execution ofthis Agreement.

4. **INITIAL PAYMENT**

Upon the execution ofthis Agreement, the buyer shall pay to the sellers $80 000 dollars payable as follow :

38 % to 1022260 Ontario Ltd representing an amount of $ 30 400

62 % to Jeannette Patola representing an amount of $ 49 600 [illegible] Be Payable to 1022260 Ontario Limited
[illegible] Directs all payments required to be made to him for [illegible]
Patola acknowledges that she holds 11% of initial payment for Starr
* 11% of initial payment for Starr

5. **GRANT OF OPTION**

The sellers hereby grants to the buyer the Option to acquire all right, title and interest in and to the Property, subject to the terms and conditions of, and except as provided in, this Agreement. It is hereby expressly agreed and consented to that the buyer shall be the operator ofthe Property.

6. **FURTHER OPTION PAYMENTS**

Subject to the provisions of this Agreement to the contrary, the Option shall continue in full force and effect provided that the buyer makes payment to the sellers as follows :

The buyer makes an additional firm payment to the sellers in the amount of $ 80 000 dollars on or before March 10th 2007.

The buyer makes an additional payment to the sellers in the amount of $110 000 dollars on or before March 10th 2008,

The buyer makes an additional payment to the sellers in the amount of $ 110 000 dollars on or before March 10th 2009,

The buyer makes an additional payment to the sellers in the amount of $ 110 000 dollars on or before March 10th 2010.

The buyer makes an additional payment to the sellers in the amount of $110 000 dollars on or before March 10th 2011.

* All Payments Required to be made hereunder including Royalties shall be made to the Sellers in the percents that they hold the property as set out on page 1.

The buyer shall be deemed to have exercised the Option upon: (i) the making by the buyer of all payments required. While the Option continues in full force and effect, the buyer shall have the right, at any time and from time to time, to register notice ofthis Agreement on the title to the Property. Upon exercise ofthe Option by the buyer, the sellers shall deliver to the buyer duly executed transfers in registerable form, transferring to the buyer all legal title to the Property held by the sellers at the date of the Agreement. The sellers shall have the right, at any time and from time to time, to register notice of this Agreement on the title to the Property.

7. **ROYALTY**

The buyer shall be obligated to pay to the sellers 2 % Net smelter return a production royalty (the "Royalty"') derived from operations on the Property after the Property is brought into Commercial Production (as defined in Schedule "B" to this Agreement). The Royalty shall be determined and payable in accordance with the provisions of Schedule "B" to this agreement and, for the purposes hereof, shall be considered to be a charge in the Property which may be registered by the sellers. The buyer may, at any time, repurchase 1.0 % of the Royalty by giving to the sellers together with payment in the amount of $1,000,000.00. Upon receipt of such notice and payment, the sellers shall execute and deliver to the buyer such instruments, in registerable form, as the buyer may reasonably require to evidence that the Royalty has been acquired by the buyer.

~~38% to 1022268 Ontario Ltd~~
~~62% to Jeannette Patola~~

8. **RIGHTS OF ACCESS**

a. While the Option is in force, the buyer and any of its authorized representatives shall be permitted access, during reasonable business hours and upon giving ten days advance notice to the sellers, to inspect all drilling data, samples, cores, drill logs and other technical data relating to the Property (collectively, "Technical Data") in the possession of the sellers and shall, subject to subparagraph 8(b), have the exclusive right : (i) to enter in , upon or under the Property, (ii) to have quiet possession of the Property; (iii) to carry out, directly or indirectly, such prospecting, exploration, development or other mining work relating thereto as the buyer considers advisable; (iv) to bring in, under or upon the Property such plant, buildings, machinery, tools appliances, equipment and/or other assets (including, without limitation, drilling equipment) as the buyer considers advisable; and (v) to remove ores, minerals or metals from the Property for the purposes of assaying, testing or disposal. Upon the request of the buyer, the sellers shall provide to the buyer copies of the Technical Data in the possession of the sellers.

While the Option is in force, the sellers shall be permitted access, during business hours, and upon giving ten days advance notice to the buyer, to inspect all Technical Data in the possession of the buyer and to enter in, upon or under the Property to examine any work carried out by or on behalf of the buyer, provided

however, that the sellers shall not interfère with or obstruct the operations of the buyer or any of its employees, servants, agents or independent contractors relating to the Property, and provided further that the sellers or any of its authorized representatives shall so examine such work at their own risk... Upon the request of the sellers, the buyer shall provide to the sellers copies of all Technical Data in the possession of the buyer. The sellers agrees to indemnify and save harmless the buyer and any of its employees, servants, agents and independent contractors from all material loss or damage of any kind in any wav caused by the entry or presence of, or activities by, the sellers while so examining such work, including, without limitation, bodily injury or death at any time caused thereby and damage to any property sustained by any person or persons.

b. Either while the Option is in force or within one hundred and eighty (180) days after the date of termination of this Agreement, the buyer or any of its authorized representatives may enter upon and remove from the property any and all plant, buildings, machinery, tools, appliances, equipment and/or other assets brought in under or upon the Property by the buyer or any of its authorized representatives (collectively, the "Equipment"), except any ground support materials in place at the date of such termination or except where the cost of the Equipment was an Expenditure under this Agreement.

9. <u>OBLIGATIONS OF THE BUYER</u>

~~While the option is in force~~ The buyer agrees:

(a) to carry out work on the Property in a good and workmanlike mamier in accordance with good practice in the Canadian mining industry and in accordance with the requirements of any applicable laws, including without limitation, all environmental laws;

(b) If this Agreement is terminated, to leave any part of the Property on which work was carried out hereunder in a safe state as required by all applicable environmenal and other laws (but without any obligation to maintain such part of the Property in that state thereafter);

(c) subjectto the accuracy ofthe relevant representations and warranties of the sellers herein, to maintain the Property in good standing by doing and filing all necessary assessment work on the Property;

(d) to carry out work on the Property in a manner that maintains the Property free and clear of any Adverse Interest relating to such work, provided that, at all times, the buyer shall not be obligated to discharge any Adverse Interest so long as the buyer is contesting such Adverse Interest in good faith;

(e) to keep separate records, including separate financial records, consistent with good practice in the Canadian mining industry and generally accepted accounting principles , relating to its work on the Property;

(f) to pay all property and other taxes payable in relation to the Property; and

(g) if this Agreement is terminated and if the buyer hadd previously registered notice of this Agreement on the title to the Property, to forthwith register any discharge or other documents on the title to the property which are necessary to indicate the termination ofthis Agreement at the ~~optionee~~'s BUYER'S expense.

* 10. **TERMINATION OF THE AGREEMENT AND ABANDONMENT**

(a) At any time before the exercise of the Option, AND ONLY AFTER THE OPTION PAYMENT DUE MAR. 10/07 HAS BEEN MADE the buyer shall have the right to terminate this Agreement by delivering to the sellers, written notice of the termination ofthis Agreement. No further payments will be required of the buyer under paragraph 6 subsequent to the date ofsuch termination.

(b) This Agreement shall terminate :

(i) If the buyer fails, within ten (10) days after reception of written notice thereofby the sellers, to make any payment ~~an~~ on or before the relevant date set out in paragraph 6 ; or

(ii) an the date specified in the notice of termination received by the sellers from The buyer pursuant to subparagraph 10 (a); OR

(III) IF BUYER FAILS TO COMPLETE THE FIRM WORK COMMITMENT PURSUANT TO PARA 11 HEREOF.

save only;

(iii)for the right of the sellers to receive payment ofthe Royalty properly payable hereunder but unpaid as at the date oftermination;

(iv) each of the mining claims comprising the Property (as then constituted) shall be in good standing for at least three hundred and sixty five (365) days following the date of termination,

(v) for any obligations of the buyer under this Agreement which are outstanding and have not been satisfied at the date of termination, including, without limitation, the obligations of the buyer under paragraph 9;

(vi) that the buyer shall immediately after the date of termination reclaim any excavations, drill sites and other work carried out by the buyer to the extent required by applicable law;

(vii) that the buyer shall, within thirty (30) days after the date of termination remove all hazardous materials and any waste(whether or not hazardous) from the Property and perform all such acts required by applicable laws, including, without limitation, environmental laws, and

* 9(h) TO INDEMNIFY & SAVE HARMLESS THE SELLERS FROM ALL ACTIONS COVENANTS, CONTRACTS, CLAIMS & DEMANDS WHATSOEVER INCLUDING NON-COMPLIANCE WITH OR VIOLATION OF ANY & ALL APPLICABLE FEDERAL, PROVINCIAL OR MUNICIPAL ENVIRONMENT RULES, REGULATIONS, GUIDELINES, BY LAWS, DIRECTIONS OR STATUTES PERTAINING TO THE PROPERTY & ARISING IN RESPECT OF THE ACTIVITIES & COVENANTS OF THE BUYER HEREIN CONTEMPLATED.

(viii) that any Equipment not removed from the Property by the buyer within ~~three hundred and sixty five (365)~~ 180 days after the date of termination may be removed and disposed of by the sellers at the sole expense of the buyer.

(c) Upon the termination of this Agreement, all right, title and interest of the buyer in the Property shall terminate and, subject to the provisions of subparagraph 10(b) to the contrary, all obligations of the buyer under this Agreement shall terminate.

(d) At any time and from time to time (whether before or after the exercise of the Option), the buyer shall have the right, at its sole discretion but is under no obligation, to abandon any of the claims comprising part of the Property (the "Abandoned Claims"), but without otherwise terminating this Agreement or the rights of the buyer or the sellers hereunder, by delivering to the sellers notice hereof. If, within thirty (30) days after receipt of such notice, the sellers ~~deets~~ to have the Abandoned Claims transferred to it, The buyer shall execute and deliver to the sellers transfers of the Abandoned Claims, in registerable form, with the Abandoned Claims to be in good standing under applicable laws for not less than three hundred and sixty five days (365) following the date ofthe delivery to she sellers of such transfer documents, free amTclèar of any Adverse Interest. If the sellers fail to request the transfer to it of the Abandoned Claims, the buyer may thereupon abandon the Abandoned Claims and may permit its title thereto, and its right to earn an interest therein, to lapse. Following the date of transfer of the any Abandoned Claims to the sellers or the abandonment thereof, in accordance with the provisions of this subparagraph 10 (d), any reference therein to the "Property" shall mean the claims remaining following such transfer or abandonment.

11. FIRM WORK COMMITMENT

The buyer has guaranteed in a firm way to spend $ 250 000,00 on exploration on the property in the first 2 years. The Company will spend $ 60 000,00 before June 17, 2008 to keep the claims in good standins with the other & 190 000,00 to be spent before the end of the second year;

12. RIGHT OF FIRST REFUSAL

The sellers hereby grants to the buyer a first right of refusal to acquire any and all interest now or hereafter help by the sellers in the Property upon te same terms and conditions as are offered to the sellers by a bona fide third party , as described in article 19.

13. COMMINGLING

The buyer shall have the right to commingle mineral products from the Property with metallurgically consistent mineral products or minerals mined from other properties owned by the buyer, either before or after concentration or beneficiation and to process such mineral products at a common processing plant, whether located on or off the Property, provided that: (i) all such mineral products are weighed, sampled

and assayed prior to commingling in accordance with methods recognized at the time of commingling as good practice in the Canadian mining industry; and, (ii) all costs required to be taken into account in the calculation of the Royalty are allocated to the mineral products from the Property and to the mineral products from the other properties in an equitable fashion.

14. FURTHER ASSURANCES

While the Option is in force, both the sellers and the buyer agree that they will execute and cause to be executed all such documents and do all such acts and things as the other party to this Agreement may reasonably request to carry out the provisions and/or the intent of this Agreement.

15. FORCE MAJEURE

a) Notwithstanding anything in this Agreement to the contrary, if either party is prevented from or delayed in performing any obligation under this Agreement and such failure or delay is occasioned by any cause beyond its reasonable control, including, without limitation, the operation of any law, regulation or order of the government or other authority, the inability to secure any necessary permit, license or other authorization from the government or other authority, any labour disturbance or dispute, strike, lockout, riot, explosion, war, invasion, inability to obtain materials, supplies, power, fuel or labour, interference by civil or military authority or acts of God (but excluding only the lack of finances for any reason other than as specified above in this subparagraph 15(a)) then, subject to subparagraph 15 (b) , the time for the observance of the condition or performance of the obligation in question shall be extended for a period of time equivalent to the total period of time the cause of the failure or delay persists or remains in effect regardless ofthe length ofsuch total period oftime.

b) Any party hereto claiming suspension of its obligations as in reliance on subparagraph 15(a) shall promptly give notice to the other party to that effect and shall take all reasonable steps as soon as possible to remove or remedy the cause and effect of the force majeure described in such notice insofar as such party is reasonably able so to do; provided that, the terms of settlement of any labour disturbance or dispute, strike or lockout shall be wholly in the discretion of the party claiming suspension of its obligations by reason thereof and such party shall not be required to accede to the demands of its opponents in any such labour disturbance or dispute, strike or lockout solely to remedy or remove the force majeure resulting therefrom.

16. NOTICES AND PAYMENTS

(a) any notice or request under this Agreement shall be in writing and shall be delivered in person, by registered mail (return receipt requested) or by courier or facsimile (delivery confirmed) :

(i) in the case of the sellers, to :

65311189 CANADA INC.
569, rue Principale
La Sarre (Qc) J9Z 2A5

(ii) in the case of The buyer, to :

BURT HAAVALDSRUD (Sigmud)
P.O. Box 400, Becker siding
Homepayne (Ontario) P0M 1Z0

JEANNETTE PATOLA (Ann Lynn)
435, Sycamore Place
Thunder Bay (Ontario) P7C 1X3

OR 5 DAYS AFTER DEPOSIT BY REGISTERED MAIL, COURIER OR FACSIMILE, gB. [handwritten annotation]

And shall be duly given and received on the date of delivery in person thereof or, in the case of delivery by registered mail or courier, on the date of actual receipt thereof (as indicated by the return receipt or confirmation), as the case may be. In the case of delivery by person, such delivery may be made by leaving such notice with any person at the relevant address. Any party hereto may from time to time by notice change its address.

17. **INSURANCE**

During the option period, the buyer shall at all times fully comply with the provisions of all applicable worker's compensation and employer's liability laws and the buyer shall maintain in effect insurance protection comparable to that provided under standard form insurance policies.

18. **ASSIGNMENT OR GRANT OF SECURITY INTEREST**

Subject to paragraph 19, the buyer and the sellers shall each have the right to sell, assign transfer or otherwise dispose of, including, without limitation, pursuant to a joint venture agreement or arrangement, or to mortgage or grant a security interest in, all or any portion of its interest in this Agreement or the Property without the consent ofthe other party at any time: (i) up to one (1) year from the date of this Agreement; or (ii) after the exercise of the Option. Any sale, assignment, transfer or other disposition, except to an affiliate as defined under the law ("Affiliate"), or except pursuant to a joint venture agreement or arrangement, after one (1) year from the date of this Agreement but prior to the exercise of the Option, shall require the consent of the other party, which consent shall not be unreasonably withheld. No sale, assignment, transfer or other disposition, including, without limitation, pursuant to a joint venture agreement or arrangement, shall be effected unless the purchaser, assignee, transferee or other acquiror shall have sufficient financial resources and technical expertise (either internally or through arrangements with external parties) to

exercise the Option and to be able to reasonably carry out its obligations, if any, under this Agreement of the selling, assigning, transferring or disposing party. No sale, assignment, transfer or other disposition, including, without limitation, pursuant to a joint venture agreement or arrangement or mortgage or grant of a security interest shall release a party from its obligations hereunder without the prior written consent ofthe other party hereto. All sales, assignments, transfers or other dispositions, including, without limitation, pursuant to a joint venture agreement or arrangement, or mortgages or grants of security interest, shall be made expressly subject to this Agreement and, in the case of a sale, assignment, transfer or other disposition, or mortgage or grant of a security interest, shall as a condition precedent, require the purchaser, assignee, transferee or other acquirer, or a mortgagee or holder of a security interest in the possession, to assume and agree in writing to perform all of its obligations of the assigning party under this Agreement. The provisions of this Agreement shall endure to the benefit of and be binding upon the parties and their permitted successors and assigns. No change or division in ownership of any party's rights under this Agreement, however accomplished, shall operate to create or enlarge any obligation or diminish any right of the other party. No sale, assignment, transfer or other disposition, except pursuant to a joint venture agreement or arrangement, or mortgage or grant of security interest, shall be effective as among the parties until the first day of the next month following the delivery by the selling, assigning, transferring or disposing party of satisfactory evidence of such sale, assignment, transfer or other disposition.

19. <u>RIGHT OF FIRST REFUSAL</u>

Except where the buyer desires to enter into a joint venture agreement or arrangement in relation to all or any portion of its interest in this Agreement or the Property if, after one (1) year from the date ofthis Agreement, either the sellers or the buyer (for purposes of this paragraph 19, the relevant party shall be referred to as the "Selling Party") desires to sell, assign, transfer or otherwise dispose of (a "proposal sale") all or any part of its right, title or interest in and to the Property and/or this Agreement (including, without limitation, the right to receive the Royalty) to any person or company, other than an Affiliate, the Selling Party shall deliver to the other party to this Agreement (for purposes of this paragraph 19, the other party shall be referred to as the "Other Party") notice ("Sale Notice") of such desire. The Sale Notice shall specify the consideration to be paid under the Proposed Sale, ~~which consideration shall be only in Canadian dollars (and, for greater certainty, shall not be for any consideration, either in whole or in part, other than cash consideration in Canadian dollars~~), together with all other terms and conditions of the Proposed Sale. For a period of thirty (30) days following the date of delivery to the Other Party of the Sale Notice, the Other Party shall have the exclusive right to purchase the Selling Party's right, title or interest for the same consideration and on the same terms and conditions specified in the Sale Notice by giving notice to the Selling Party. If the Other Party does not give notice of the Other Party's intention to purchase within such thirty (30) day period, the Selling Party shall have a period of ninety (90) days following such thirty (30) day period to complete the Proposed Sale on the terms and conditions specified in the Sale Agreement. If the Selling Party fails to complete the

SHALL BE ONLY of B.A. [illegible]

Proposed Sale on the same terms and conditions specified in the Sale Agreement within such ninety (90) day period, any subsequent proposed sale, assignment, transfer or other Party's right of first refusal, as specified in this paragraph 19. Any sale agreement, including, without limitation, a Sale Agreement, shall be subject to paragraph 18.

20. CONFIDENTIALITY

Except as otherwise specifically set forth in this Agreement, each party shall take reasonable precautions with respect to any and all date or information obtained pursuant to this Agreement to ensure that such date or information shall not be used for the benefit of, or revealed to. any person not a party to this Agreement (a"Third Party"), except : (i) an Affiliate of the party; (ii) a lender in connection with arranging financing for a party or its parent; (iii) consultants and advisors to the extent required for the discharge of their duties and who acknowledge the confidential nature thereof; (iv) to satisfy applicable requirements of securities laws and regulations or stock exchanges; (v) as required in order to maintain the Property in good standing; (vII) in connection with a proposed assignment, transfer or other disposition to a Third party of the party's interest; or, (vii) with the prior consent of the other party, which consent shall not be unreasonably withheld; provided that, in the case of (ii) or (vi) of this paragraph 20, the prior written undertaking of the Third Party to comply with this paragraph 20 must be obtained and, in the case of (i) and (iii), the Third party shall be advised in advance of this paragraph 20. All proposed press releases by a party shall, at least forty-eight (48) hours before the intended time of dissemination of such press release, be submitted to the other party for review and comment, except mat, where the proposed press release is to be disseminated to satisfy applicable requirements of securities laws and regulations or stock exchanges, the press release shall, as soon as practicable before the intended time of dissemination of such press release, be submitted to the other party for review and comment. Under no circumstances shall a third party identify the other party to this Agreement in any press release without the prior written consent of such other party.

21. ENTIRE AGREEMENT

This Agreement contains the entire agreement between the parties with respect to the Property and supersedes all prior discussions, representations, letter or other documents.

22. TIME OF ESSENCE

Time is of the essence of this Agreement.

23. TITLE HEADINGS

The title headings in this Agreement are inserted for convenience only and shall not be deemed to be a part of this Agreement.

24. **CONSENTS**

The sellers and the buyer shall each use their best efforts to obtain all consents which may be required under any other applicable legislation in connection with this Agreement.

25. **GOVERNING LAW**

gl B.H.

This Agreement shall be governed by and construed and interpreted in accordance with the laws of the Province of ~~Quebec and~~ Ontario applicable therein ~~and the parties elected domicile in district of Abitibi (Qc)~~. Nous, soussignés, reconnaissons, par les présentes, que nous avons requis que tous les documents concernant cette transaction soient rédigés en anglais.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of

The buyer
65311199 CANADA INC.
6531199 CANADA INC.

By : [signature]
Donald Théberge,

[signature: Burt Haavaldsrud]
BURT HAAVALDSRUD (Sigmud), seller

[signature: Jeannette Patola]
JEANNETTE PATOLA (Ann Lynn), seller

Wayne Bahlleda

[signature: Jeannette Patola]
By : **Jeannette Patola (Ann Lynn), seller**

Eugene Starr's succession

[signature: Jeannette Patola]
By : **Jeannette Patola (Ann Lynn), seller**

Schedule A

CLAIMS IN DUCKWORTH & LAMPORT TOWNSHIPS

Mining Claim	Extension Due Date
TB-701851	June 17, 2006
TB-701852	June 17, 2006
TB-701853	June 17, 2006
TB-701854	June 17, 2006
TB-701855	June 17, 2006
TB-701856	June 17, 2006
TB-1187631	June 17, 2006
TB-1245777	June 17, 2006
TB-1248271	June 17, 2006
TB-1248272	June 17, 2006
TB-1248273	June 17, 2006
TB-3006172	June 17, 2006
TB-3006173	June 17, 2006
TB-3006174	June 17, 2006
TB-3011378	June 17, 2006
TB-3011379	June 17, 2006
TB-3011380	June 17, 2006
TB-3011381	June 17, 2006

3006144	NOV. 2006
3006145	NOV 2006
TB 8508	patented

SCHEDULE"B"

Rv of B.H. [initials]

DETERMINATION AND PAYMENT OF NET SMELTER RETUM ROYALTY

1. For the purposes of this Schedule "B" :

   (i) "Commercial Production" has the meaning set forth in paragraph 9 of this Schedule "B";

   (ii) "Net Smelter Retum" means the actual proceeds of sale of Product less: (A) custom smelting costs, treatment charges and penalties, including, but not being limited to, metal losses, penalties and impurities and charges for refining and selling; and, (B) costs of transportation and insurance charges from the concentrator to a mint, smelter or other place of treatment; in the event the Product is shipped to a concentrator or smelter owned and operated by the Operator, the Net Smelter Retum upon which the Royalty is calculated shall be no less favourable to the Recipient than if the Product had been shipped to the nearest concentrator or smelter which would accept the Product;

   (iii) "Operator" means the party responsible for the carrying on of the operations relating to the Property;

   (iv) "Product" means: (A) all material mined or removed from the Property while the Royalty is in effect and shipped and sold by the buyer prior to treatment; and (B) all concentrates, precipitates and mill products produced by or for the buyer from material mined or removed from the Property, or from material leached in place in or on the Property, while the Royalty is in effect;

   (v) "Property Owner" means the person or persons that own an interest in the Property as at the relevant time, including, without limitation, the Operator if the Operator has such an interest;

   (vi) "Recipient" shall mean the party or parties that are from time to time entitled to be paid the Royalty under the Agreement to which this Schedule "B is annexed.

2. The Recipient shall receive its Royalty in cash, (denominated in Canadian Dollars) such Royalty shall be payable on the thirtieth (30"1) day of each month following the month in which the refined products are delivered or made available to the Operator from the refinery. For products produced from the Property other than refined gold or other refined products, payment shall be made within thirty (30) days ofthe end ofthe month in which such products are sold. The price used for calculating the cash amount due to the Recipient shall be based upon the average spot price fixed by North American Commodity Exchanges or otherwise fair market value received for product in kind for the products during the month in which gold or other refined

products are sold and shall not reflect the actual proceeds received by the Operator as a result of any "hedging" or "trading" techniques employed by the Operator.

3. All calculations and computations relating to the Royalty shall be carried out in accordance with generally accepted accounting principles to the extent that such principles are not inconsistent with the provisions of this Schedule "B" and the Agreement to which this Schedule "B " is annexed.

4. Subject to the provisions hereof, the amount of the Royalty payable to the Recipient hereunder shall be calculated by the Operator at the end of each month, commencing with the "month" in which the Property is brought into Commercial Production, and shall be payable to the Recipient within thirty (30) days after the end of such month.

5. With each payment of the Royalty hereunder, the Operator shall deliver to the Recipient a statement setting forth in summary form the manner in which such payment was determined. Such statement shall have attached to it copies of the relevent documentation relating to the sale of materials, metals or concentrates produced from the Property, provided , always, that such documentation shall be confidential and no pert thereof shall be revealed by the Recipient save with the prior written consent of the Operator.

6. Any payment of the Royalty shall be considered final and in full satisfaction of all obligations of the Operator hereunder if such payment or calculation thereof is not disputed by the Recipient within forty-five (45) days after receipt of the statement referred to in paragraph 5 hereof.

7. The Operator shall keep separate accounts relating to the operations hereunder and, upon the prior written request of the Recipient, duly authorized representatives of the Recipient may have access to such accounts for the purposes of confirming any information contained in a statement delivered to the Recipient pursuant to the provisions of paragraph 4 hereof, provided always, that such access shall not materially interfere with the affairs or operations of the Operator. The Recipient shall have the right to make copies of or take extracts from such accounts, but at the cost of and only for the use of the Recipient, all such information being confidential.

8. (a) For the purposes of calculating the amount of the Royalty payable to the Recipient hereunder only, if, after the Property has been brought into Commercial Production, any Product mined or obtained from the Property is sold to a company associated with the Operator and if the sale price of the Product is not negotiated on an arms' length basis, the Operator shall, for the purposes or calculating the Net Smelter Return available to pay the Royalty hereunder only and notwithstanding the actual amount of such sale price, add to any moneys actually received with respect to such sale an amount which the Operator considers sufficient to make the same represent a reasonable net sale price for the Product as if negotiated at arms' length and after taking into account all pertinent circumstances (including, without limitation, then current market conditions relating to products similar to the Product, the terms of

agreements between arms' length parties for the purchase and sale of similar products in similar qualifies for delivery over similar periods of time, and the physical and/or chemical characteristics of such products). The Operator shall be required to inform the Recipient of the quantum of such reasonable net sale price and, if the Recipient does not object thereto within forty-five (45) days after receipt of such notice such quantum shall be final and binding upon the Recipient.

b) If the Recipient objects to the quantum of the reasonable net sale price by notice delivered to the operator within the forty-five (45) day period referred to in subparagraph (a) of this paragraph 8, then the quantum of such reasonable net sale price shall be decided by arbitration as follows: the Recipient shall nominate one (1) arbitrator and shall notify the Operator of such nomination and the Operator shall, within forty-five (45) days after receiving such notice, nominate one (1) arbitrator, and the two (2) arbitrators shall select a chairman to act jointly with them as a third (3rd) arbitrator. If such arbitrators are unable to agree in the selection of such chairman, the chairman shall be appointed by a judge of the Superior Court of ~~Quebec~~ or any successor court under the provisions of the Arbitrations Act ~~(Quebec)~~ (the "Act"). Except as specifically otherwise provided in this subparagraph (b) of this paragraph 8, the arbitration herein provided for shall be conducted in accordance with the Act. The chairman shall fix the time and place for the purpose of hearing such evidence and representations as either of the parties hereto be present and, subject to the provisions hereof, the decision in writing of the arbitrators and the chairman, or any two (2) of them, shall be binding upon the parties hereto. Such arbitrators and the chairman shall, after hearing any evidence and representations that the parties may submit, make their award, set out such award in writing and deliver one copy thereof to each of the parties hereto. A majority of the chairman and the arbitrators may determine any matters of procedure for the arbitration not specified herein. If the Operator fails within such forty-five (45) day period to nominate an arbitrator , then the arbitrator nominated by the Recipient may proceed alone to determine the dispute in such manner and at such time as he shall think fit and his decision shall, subject to the provisions hereof, be binding upon the parties hereto. The expense of the arbitration shall be paid by : (i) the Recipient if the decision reached hereunder does not increase such quantum by more than five per cent (5%) of the quantum set forth in the notice herein before referred to and otherwise by the Operator ; and, (ii) by the Operator in all other cases. Notwithstanding anything to the contrary in the foregoing, any arbitration hereunder may be held and decided upon by a single arbitrator acceptable to the Recipient and the Operator.

9. For the purposes of the Agreement to which this Schedule "B" is annexed, the Property shall come into "Commercial Production" on the first date upon which materials mined from the Property or concentrates or other products derived therefrom are first delivered to a purchaser, it being agreed that deliveries of such materials, concentrates or other products resulting from pilot or test operations shall not be considered as deliveries on a commercial basis for the purposes of this paragraph 9. The operator shall deliver to the recipient notice indicating the date of commercial Production as soon as practicable after the occurrence thereof.

10. If the Property is brought into Commercial Production, it may be operated as a single operation with other mining properties owned by the Operator or any Property Owner or in which the Operator or any Property Owner lias an interest, in which event, the Recipient agrees that (notwithstanding separate ownership thereof) materials mined therefrom may be blended at the time of mining or at any time thereafter and the Royalty shall be paid thereunder only with respect to materials mined from the Property, or concentrates or other products derived therefrom, all as herein provided. In determining the amount of such Royalty so payable, effect shall be given to the weight ofproduct removed from, and insofar as the may be relevant, to any special charges or treatment relating particularly to material, concentrates or other products derived from the Property or from any of such other mining properties and the records of the Operator shall be prima facie evidence of the information therein contained.

A.

SPECIFIC POWER OF ATTORNEY

I, Wayne Bahlieda, living and domiciliated at 274, Trinity Crescent, Thunder Bay, Ontario, P7C 5V6, appoint Mrs Jeannette Patola (Anne Lynn) my true and lawful attorney for the specific following :

In my name, and for my use and benefit, said attorney is authorized hereby;

To sell, transfer, and in any manner deal with the rights I own or possess in mineral estates of certain mining claims located in Duckworth & Lamport townships in the province of Ontario particulary but not limitatively the mining claims number : TB-8508, and to make, do, and transact all the right I possess in those claims.

Giving and granting to said attorney full power and authority to sign for me and in my name and, to deal all and every act and thing whatsoever requisite and necessary to be done relative to the claims above mentionned of the foregoing as fully to all intents and purposes as I might or could do if personally present.

All that attorney shall lawfully do or cause to be done under the authority of this power of attorney is expressly approved.

Dated : March 8, 2006

Wayne Bahlieda

SPECIFIC POWER OF ATTORNEY

We, **Leonard Starr** and **Stasia Starr**, living respectively at RR # 13, Silver Harbour Road, Thunder Bay, Ontario, P7B 5E4 and 270, West Amelia, Thunder Bay, Ontario, P7E 4A4, as the only personn authorized to deal with legal affaire invalving duty properties of **Eugene Starr**, now deceased, do appoint **Mrs Jeannette Patola (Anne Lynn)** living at 435, Sycamore Place, Thunder Bay, Ontario, as **Eugene Starr's succession,** true and lawful attorney for the specific following :

To sell, transfer, and in any manner deal with the right that **Eugene Starr's succession** own or possess in mineral estates of certain mining claims located in Duckworth & Lamport townships in the province of Ontario particulary but not limitatively the mining claims number : TB-701851
TB-701852
TB-701853
TB-701854
TB-701855
TB-701856, and to make, do, and transact all the right that the **Eugene Starr's succession** possess in those claims.

Giving and granting to said attorney full power and authority to sign for the **Eugene Starr's succession** and in my name and, to deal all and every act and thing whatsoever requisite and necessary to be done relative to the claims above mentionned of the foregoing as fully to all intents and purposes as **Eugene Starr's succession** might or could do if we were personally present.

All that attorney shall lawfully do or cause to be done under the authority of this power of attorney is expressly approved.

Dated : March 10/06

Leonard Starr
per: Stasia Starr (attorney)
Leonard Starr x Elizabeth Harris

Stasia Starr

SPECIFIC POWER OF ATTORNEY

I, Wayne Bahlieda, living and domicilliated at 274, Trinity Crescent, Thunder Bay, Ontario, P7C 5V8, appoint Mrs Jeannette Patola (Anne Lynn) my true and lawful attorney for the specific following :

In my name, and for my use and benefit, said attorney is authorized hereby;

To sell, transfer, and in any manner deal with the rights I own or possess in mineral estates of certain mining claims located in Duckworth & Lamport townships in the province of Ontario particulary but not limitatively the mining claims number : TB-8508, and to make, do, and transact all the right I possess in those claims.

Giving and granting to said attorney full power and authority to sign for me and in my name and, to deal all and every act and thing whatsoever requisite and necessary to be done relative to the claims above mentionned of the foregoing as fully to all intents and purposes as I might or could do if personally present.

All that attorney shall lawfully do or cause to be done under the authority of this power of attorney is expressly approved.

Dated : March 8, 2006

Wayne Bahlieda

THIS CONTINUING POWER OF ATTORNEY is given on January 9, 2002 by **LEONARD ANTHONY STARR**, of the Township of Shuniah, in the District of Thunder Bay, in the Province of Ontario.

1. I hereby appoint my wife, **JANET STARR**, of the Township of Shuniah, in the District of Thunder Bay, to be my attorney in accordance with the *Substitute Decisions Act, 1992, S.O. 1992 C.30* as amended and to do on my behalf anything that I can lawfully do by an attorney. **PROVIDED, HOWEVER** that in the event that my wife, **JANET STARR**, is unable or unwilling to act as my attorney I hereby appoint my daughters, **STASIA STARR** and **ELIZABETH HARMS**, jointly, to be my attorneys in accordance with the *Substitute Decisions Act, 1992, S.O. 1992, C.30* as amended and to do on my behalf anything that I can lawfully do by an attorney.

2. This power of attorney is subject to the following conditions and restrictions: None.

3. In accordance with the *Substitute Decisions Act, 1992, S.O. 1992 C.30* as amended, I declare that this power of attorney may be exercised during any subsequent incapacity on my part to manage property and a letter signed by my physician stating that I am no longer mentally capable of managing property shall be sufficient proof of such incapacity.

4. In accordance with the *Substitute Decisions Act, 1992, S.O. 1992 C.30*, as amended, I declare that, after due consideration, I am satisfied that the authority conferred on the attorney named in this power of attorney is adequate to provide for the competent and effectual management of all my estate in case I should become a patient in a psychiatric facility and be certified as not competent to manage my estate under the *Mental Health Act*. I therefore direct that in that event, the attorney named in this power of attorney may retain this power of attorney for the management of my estate by complying with subsection 56(2) of the Mental Health Act as amended and in that case the Public Guardian and Trustee shall not become committee of my estate as would otherwise be the case under clauses 56(1)(a) and (b) of that Act.

5 Any power of attorney for property previously given by me is hereby revoked.

WITNESSED BY:)

[signature]) [signature]

[signature]) LEONARD ANTHONY STARR

AFFIDAVIT AS TO LEGAL AGE

I, **Leonard Anthony Starr**, of the Township of Shuniah, in the District of Thunder Bay, make oath and say:

When I executed the attached instrument I was at least eighteen years of age.

SWORN before me at the City of Thunder Bay, in the District of Thunder Bay, this 9th day of January, 2002	) Leonard Anthony Starr
A COMMISSIONER ETC.	)

AFFIDAVIT OF SUBSCRIBING WITNESS

I, **Richard A. Halabisky**, Solicitor, of the City of Thunder Bay, in the District of Thunder Bay, make oath and say:

I am a subscribing witness to the attached Power of Attorney for Property together with Sandra Sinfield, and we were present and saw it executed at Thunder Bay, Ontario, by Leonard Anthony Starr.

I verily believe that the person whose signature I witnessed is the party of the same name referred to in the instrument.

SWORN before me at the City of Thunder Bay, in the District of Thunder Bay, this 9th day of January, 2002	) Richard A. Halabisky
A COMMISSIONER ETC.	)

Sandra Sinfield, a Commissioner, etc., District of Thunder Bay, for Richard A. [illegible] Barrister and Solicitor. Expires May 27, 20[illegible]

DATED: January 9, 2002

LEONARD ANTHONY STARR

POWER OF ATTORNEY FOR PROPERTY

RICHARD A. HALABISKY
Barrister and Solicitor
235 Syndicate Avenue, South
THUNDER BAY, Ontario
P7E 1E1

EXTRAIT DU PROCÈS-VERBAL D'UNE RÉSOLUTION DU CONSEIL D'ADMINISTRATION DE 65311199 CANADA INC. QUI S'EST TENUE À LA SARRE LE 8 MARS 2006

Sujet : Achat d'option de claims
Elwood property

Il est dûment proposé, appuyé et résolu à l'unanimité :

- Que notre corporation se porte acquéreur de la propriété Elwood en achetant des options sur les claims de cette compagnie propriété de Burt Haavaldsrud, Jeannette Patola, Wayne Bahlieda et Succession Eugène Starr, le tout pour un total de 600 000 $ échelonné sur cinq (5) ans avec un droit de rachat de 1 000 000 $ et des royautés de 2 % NSR ;

- D'autoriser Monsieur Donald Théberge à signer tout document pour donner plein effet à la présente ;

COPIE CERTIFIÉE CONFORME

Donald Théberge, président

ANNEXE B

ADDENDUM AU CONTRAT ORIGINAL D'OPTION

ADDENDUM TO THE OPTION AGREEMENT
ELWOOD PROPERTY

BETWEEN:

6531199 CANADA INC
569, rue Principale
La Sarre (Qc) J9Z 2A5
Represented by Donald Theberge

(Hereinafter called "The buyer")

AND

BURT HAAVALDSRUD (Sigmud)
P.O. Box 400, Becker siding
Hornepayne (Ontario) P0M 1Z0

JEANNETTE PATOLA (Ann Lynn)
435, Sycamore Place
Thunder Bay (Ontario) P7C 1X3

WAYNE BAHLIEDA
274, Trinity Crescent
Thunder Bay (Ontario) P7C 5V6
Hereinafter duly represented by Jeannette Patola

LEONARD STARR and **STASIA STARR**
as executor of Eugene Starr's succession
270, West Amelia
Thunder Bay (Ontario) P7E 4A4
Hereinafter duly represented by Jeannette Patola

(Hereinafter called jointly "the sellers")

****

WHEREAS, the parties entered into a option agreement on March 2006 (the Original Option contract);

WHEREAS the parties wish to change some disposition in the Original Option Contract;

WHEREAS the parties acknowledge to sign the present *Addendum*;

Theberge	Patola	Sigmud
[signature]	JP	

THEREFORE, in consideration of the mutual agreement, covenants and obligations hereinafter set forth, the parties hereto agree as follows:

1. The preamble is an entire part of the present;

2. The paragraph 6. Futher option Payments of the Original Option Contract is replace by:

6. FURTHER OPTION PAYMENTS

Subject to the provisions of this Agreement to the contrary, the Option shall continue in full force and effect provided that the buyer makes payment to the sellers as follows:

The buyer makes a **firm** payment to the sellers in the amount of $110 000 dollars on or before **March 10th 2008**;

The buyer makes an additional optional payment to the sellers in the amount of $40 000 dollars on or before **March 10th 2009** and will issue an equivalent of $70 000 of shares from *Golden Shares Mining Corporation* on or before **March 10th 2009** (according to the market price at such date);

The buyer makes an additional optional payment to the sellers in the amount of $40 000 dollars on or before **March 10th 2010** and will issue an equivalent of $70 000 of shares from *Golden Shares Mining Corporation* on or before **March 10th 2010** (according to the market price at such date);

The buyer makes an additional optional payment to the sellers in the amount of $40 000 dollars on or before **March 10th 2011** and will issue an equivalent of $70 000 of shares from *Golden Shares Mining Corporation* on or before **March 10th 2011** (according to the market price at such date);

The $70 000 in share must be issue like this:

SHAREHOLDER	SHARE VALUE
Burt Haavaldsrud	26 600 $
Jeannette Patola	18 025 $
Stasia Starr	7 700 $
Wayne Bahlieda	7 700 $
Leona Hancock	6 650 $
Marcel Nantel	3 325 $
Total	**70 000 $**

Theberge	Patola	Sigmud
[initials]	[initials]	

The buyer shall be deemed to have exercised the Option upon: (i) the making by the buyer of all payments required. While the Option continues in full force and effect, the buyer shall have the right, at any time and from time to time, to register notice of this Agreement on the title to the Property. Upon exercise of the Option by the buyer, the sellers shall deliver to the buyer duly executed transfers in registerable form, transferring to the buyer all legal title to the Property held by the sellers at the date of the Agreement. The sellers shall have the right, at any time and from time to time, to register notice of this Agreement on the title to the Property.

3. The paragraph 11. Firm Work Commitment of the Original Option Contract is replace by:

11. FIRM WORK COMMITMENT

The buyer will firmly spend on the Property $50 000 in work before December 31, 2007 and at least $100 000 before December 31, 2008.

4. The paragraph 19. Right of First Refusal of the Original Option Contract is cancelled.

5. The other paragraphs of the Original Option Contract remain.

6. The present *Addendum* shall be governed by and construed and interpreted in accordance with the laws of the Province of Ontario applicable therein. Nous, soussignés, reconnaissons, par les présentes, que nous avons requis que tous les documents concernant cette transaction soient rédigés en anglais.

IN WITNESS WHEREOF, the parties sign on

La Sarre, September 20, 2007

6531199 Canada inc.
By: Donald Théberge

Thunder Bay, September 14, 2007

Jeannette Patola
JEANNETTE PATOLA (Ann Lynn)

Jeannette Patola for Wayne Bahlieda
Wayne Bahlieda
By: Jeannette Patola (Ann Lynn)

Jeannette Patola for Stasia Starr
Eugene Starr's succession
By: Jeannette Patola (Ann Lynn)

Theberge	Patola	Sigmud
DT	JP	

Hornepayne, September 14, 2007

Burt Haavaldsrud

BURT HAAVALDSRUD (Sigmud)

Theberge	Patola	Sigmud
[signature]		B. H.

PROPERTY OPTION AGREEMENT, dated the 5th day of October 2007 entered

BETWEEN : **GOLDEN SHARE MINING CORPORATION,** a corporation duly incorporated under the laws of Canada with its head office located at 440 René-Lévesque Blvd. West, Suite 1160, Montréal, Québec (Canada), H2Z 1V7;

(Thereafter "**Golden Share**" or "**Party**")

AND : **JACQUES DUVAL,** a prospector residing at 209 chemin des Feuillus, Dubuisson, Quebec (Canada), J9P 4N7;

(Thereafter "**Duval**" or "**Party**")

AND : **170364 CANADA INC.,** a corporation duly incorporated under the laws of Canada with its head office located at 450 3ème Avenue, Suite 203, C.P. 1891, Val-d'Or, Québec (Canada), J9P 6C5;

(Thereafter "**170364**" or "**Party**")

(Duval and 170364 are hereinafter collectively referred to as the "**Vendors**")

PREAMBLE

WHEREAS:

A. Duval is the legal and beneficial owner of all mineral interests in and to the mining claims located in the Malartic Township of northwestern Quebec, Canada which consists of 17 contiguous claims, for a total area of 747,27 ha, which are listed as in good standing and registered 100% to Duval on GESTIM, the Quebec government claims management system more particularly as described in Schedule 1 attached hereto (the "**Schedule 1 Property**").

B. Duval and 170364 are the legal and beneficial owners of all mineral interests in and to the mining claims located in the Malartic Township of northwestern Quebec, Canada which consists of 5 contiguous claims, for a total area of 214,52 ha, which are listed as in good standing and registered 50% to Duval 50% to 170364 on GESTIM, the Quebec government claims management system more particularly as described in Schedule 2 attached hereto (the "**Schedule 2 Property**" and collectively with the Schedule 1 Property, the "**Property**").

C. Golden Share wants to acquire a 100% interest in the Property under the terms of the Agreement and the Vendors agree to sell a 100% interest in the Property under the terms of the Agreement.

J.D

NOW THEREFORE, IN CONSIDERATION OF THE PREMISES AND THE MUTUAL COVENANTS HEREINAFTER SET OUT, THE PARTIES HERETO AGREE AS FOLLOWS:

1. DEFINITIONS

In this Agreement (including the Preamble and Schedules), the following terms shall, except where inconsistent with the context, have the following meanings:

"***43-101***" means *Regulation 43-101 respecting standards of disclosure for mineral projects*;

"***Agreement***" means this property option agreement, together with the Schedules attached hereto;

"***AMF***" means the *Autorité des marchés financiers*;

"***Applicable Law***" means, with respect to any person, property, transaction, event or other matter, any existing law, rule, statute, regulation, order, judgment, decree, treaty, grant, concession, franchise, licence or other requirement of any federal, regional, state, provincial, local, municipal, or international governmental or non-governmental body having the force of law (collectively, the "Law") relating or applicable to such person, property, transaction, event or other matter. Applicable Law also includes, where appropriate, any existing formal and binding interpretation of the Law (or any part thereof) by any person having jurisdiction over it, or charged with its administration or interpretation;

"***Business Day***" means a day, excluding a Saturday or Sunday, on which banks in Montreal are generally open for ordinary banking business;

"***Commercial Production***" means the first day following the first fifteen (15) consecutive days during which (i) in the case of minerals which are required to be processed or refined, minerals have been processed (excluding bulk sampling) from the Property at an average rate not less than 70% of the initial rated mine production as specified in the feasibility study pursuant to which the Property was developed as a mine and (ii) in the case of minerals which do not require processing or refining following extraction, minerals are extracted on a commercial basis;

"***Confidential Information***" of a Party at any time means all information relating to the business, affairs, financial condition, assets, operations, prospects, trade secrets and other data in respect of such Party or any of its affiliates which,

(a) at the time is of a confidential nature (whether or not specifically identified as confidential) and is known or should be known by each other Party or its Representatives as being confidential, and

(b) has been or is from time to time made known to or is otherwise learned by any other Party or its Representatives as a result of the matters provided for in this Agreement, including all notes, analyses, compilations, evaluations, studies, maps, computer programs or data or other documentation or information whatsoever relating to the Party, or prepared by the recipient, its Representatives or others



containing or based upon, in whole or in part, such information and all non-public information obtained by visiting the facilities of the Party or its affiliates; but not including any information that at such time:

- has become generally available to the public other than as a result of a disclosure by the other Party or any of its Representatives;
- was rightly available to the other Party or its Representatives on a non-confidential basis before the date of this Agreement; or
- becomes rightly available to the other Party or its Representatives on a non-confidential basis from a person other than the first-mentioned Party or any of its Representatives who is not, to the knowledge of such other Party or its Representatives, otherwise bound by confidentiality obligations to such first-mentioned Party in respect of such information or otherwise prohibited from transmitting the information to the other Party or its Representatives;

"***Encumbrance***" means any interest or equity of any person (including any right to acquire, option or right of pre-emption or first offer or first refusal) or any mortgage, charge, pledge, lien, assignment, hypothecation, security interest, title retention or other security agreement or arrangement or any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership, royalty, carried interest, deferred obligation or similar right or encumbrance;

"***Environmental Laws***" means all requirements of the common law or of environmental, health or safety statutes, regulations, rules, ordinances, policies, orders, approvals, notices, licenses, permits or directives of any federal, territorial, provincial or local judicial, regulatory or administrative agency, board or governmental authority including, but not limited to those relating to (i) noise, (ii) pollution or protection of the air, surface water, ground water or land, (iii) solid, gaseous or liquid waste generation, handling, treatment, storage, disposal or transportation, (iv) exposure to hazardous or toxic substances, or (v) the closure, decommissioning, dismantling or abandonment of any facilities, mines or workings and the reclamation or restoration of any lands;

"***Net Smelter Return***" means the gross value of product(s) shipped from the Property less expenses incurred with respect to insurance, shipping, handling, and/or sampling and assaying of shipped product(s), smelting-refining charges and penalties;

"***Party***" means a party to this Agreement and any reference to a Party includes its successors and permitted assigns; "***Parties***" means every Party;

"***Property***" means the Malartic Lakeshore Property located in the Malartic Township northwestern Quebec, Canada which consists of **[22]** contiguous claims, for a total area of **[961,79]** ha, which are listed as in good standing and registered 100% to the Vendors on GESTIM, the Quebec government claims management system as well as all data regarding the "Malartic Lakeshore Property" comprising, but not limited to, all financial information,

Lakeshore Property" comprising, but not limited to, all financial information, agreements, documents, engineering reports, files, filings, geological data and reports, information and maps;

"***Representatives***" with respect to any Party means its affiliates and its and their respective directors, officers, employees, agents, counsel, consultants and other representatives and advisers;

"***TSXV***" means the TSX Venture Exchange.

2. OBJECT OF PROPERTY OPTION AGREEMENT

For $10.00 and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Vendors hereby grant to Golden Share the sole and exclusive right and option (the "**Option**") to acquire an undivided 100% interest in and to the Vendors' right, title and interest in and to the Property (such right, title and interest of the Vendors being hereinafter referred to as the "**Interest**") in accordance with the terms of this Agreement.

3. OPTION PAYMENTS AND EXPENDITURES

3.1 To exercise the Option, Golden Share shall:

(a) pay to the Vendors :

(i) $10,000 upon signature of the Agreement, subject to regulatory approval;

(ii) $10,000 on the first anniversary of the date of this Agreement, subject to regulatory approval;

(iii) $10,000 on the second anniversary of the date of this Agreement, subject to regulatory approval;

(b) issue to the Vendors:

(i) 150,000 common shares in the capital of Golden Share (the "**Common Shares**") forthwith after listing of Golden Share's shares on the TSXV and Golden Share's receipt of the approval of the TSXV;

(ii) 150,000 Common Shares on the first anniversary of the date of this Agreement;

(iii) 150,000 Common Shares on the second anniversary of the date of this Agreement;

(iv) 150,000 Common Shares at any time in the event that measured and indicated resources representing a metal content of 250,000 ounces of gold or more could be defined and validated by a 43-101 compliant report executed by an independent geological consulting firm. The same payment would apply, at any time, if the Property was placed in production with

resources inferior to 250,000 ounces of gold but where a total of 250,000 ounces of gold or more would be produced by Golden Share during Commercial Production. The number of ounces of gold produced is to be validated by official milling documentation;

(v) 150,000 Common Shares at any time in the event that measured and indicated resources representing a metal content of 500,000 ounces of gold or more could be defined and validated by a 43-101 compliant report executed by an independent geological consulting firm. The same payment would apply, at any time, if the Property was placed in production with resources inferior to 500,000 ounces of gold but where a total of 500,000 ounces of gold or more would be produced by Golden Share during Commercial Production. The number of ounces of gold produced is to be validated by official milling documentation;

which Common Shares shall be subject to such hold periods that are prescribed by the securities laws of the Province of Quebec and the rules and policies of the TSXV; and

(c) incur for the purposes of the exploration of the Property:

(i) the sum of $100,000 on or before the first anniversary of the closing date of Golden Share's IPO financing (hereinafter "**Work commitment of the First year**");

(ii) the additional sum of $100,000 on or before the second anniversary of the closing date of Golden Share's IPO financing (hereinafter "**Work commitment of the Second year**"); and

(iii) the additional sum of $50,000 on or before the third anniversary of the closing date of Golden Share's IPO financing (hereinafter "**Work commitment of the Third year**").

4. EARNING OF INTEREST

The Parties agree that:

4.1 Once the cash payments listed under section 3.1 (a); share issues listed under sections 3.1 (b)(i), 3.1 (b)(ii), 3.1 (b)(iii); and Work commitments of the First, Second and Third years have been duly executed, Golden Share will hold a 100% interest in the Property.

4.2 The object of the Agreement being to develop the Property, Golden Share may elect to incur the required exploration expenditures in a shorter time frame. In such an event Golden Share will have acquired a 100% interest in the Property at any time after the first anniversary date of the signature of the Agreement as soon as a total of $250,000 has been incurred in exploration expenditures and provided that all cash payments and shares issuances listed under section 4.1 have been duly executed.

4.3 Provided Golden Share has paid $30,000 to the Vendors, has issued 450,000 Common Shares to the Vendors and incurred $250,000 in the expenditures, in accordance with the time periods stipulated in section 3.1 hereof, Golden Share may notify the Vendors at any time that it has satisfied the conditions necessary to acquire the Interest.

4.4 Upon receipt of such notice from Golden Share, 100% of the Vendors' right, title and interest in and to the Property shall immediately vest in Golden Share.

5. OPERATORSHIP

The Parties agree that Golden Share will be the operator and as such will have the responsibility to execute the work programs on the Property.

6. TITLE

Until satisfaction of the terms of this Agreement, registered title to the lands, patents and claims comprising the Property shall be held in trust by the Vendors, pursuant to the terms hereof. Should Golden Share be vested with the Interest, the Vendors shall forthwith execute and deliver, upon request by Golden Share and at Golden Share's option, any reasonable documentation necessary to (i) transfer to Golden Share a 100% interest in the registered title to the Property or (ii) evidence Golden Share's right, title and interest in and to the Property.

7. REPRESENTATIONS AND WARRANTIES

7.1 Mutual Representations and Warranties of the Parties.

Golden Share and the Vendors hereby represent and warrant to each other as follows:

7.1.1 **Due Authorisation** - It has all necessary power, authority and capacity to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement have been duly authorised by all necessary action on its part.

7.1.2 **Enforceability of Obligations** - This Agreement has been duly executed and delivered by it and constitutes a valid and binding obligation of it enforceable against it in accordance with its terms, subject to limitations on enforcement imposed by bankruptcy, insolvency, reorganisation or other laws affecting creditors' rights generally and to the extent that equitable remedies such as specific performance and injunction are only available in the discretion of the court from which they are sought.

7.1.3 **No Conflict** - The execution, delivery and performance of this Agreement by it do not and will not constitute a breach or violation of:

- the provisions of its charter documents and by-laws;

- any contract, agreement or instrument to which it is a party or by which it is bound; or any Applicable Law.

7.2 **Representations and Warranties of the Vendors**

The Vendors represent and warrant to Golden Share that:

7.2.1 The Vendors are the legal owner of 100% of the interests in the Property, free and clear of any Encumbrances and have good and valid title to the Property, and the claims relating to the Property are in good standing and the Vendors have satisfied all obligations and liabilities under such permits;

7.2.2 The Vendors have no liabilities or material agreements regarding the Property;

7.2.3 The Vendors have made all required payments and filings under applicable tax legislation relating to the Property and no administrative proceedings, litigation or arbitration is in process, threatened or pending in relation to such taxes;

7.2.4 No approvals are required under the laws of any applicable jurisdiction or any third parties for the direct or indirect acquisition of an interest in the Property by Golden Share;

7.2.5 All information made available in writing to Golden Share regarding the Property and the Vendors is or will be at the time of delivery true and accurate;

7.2.6 The Vendors will maintain the Property's claims in good standing until three months following the full compliance of Golden Share with article 3 of the Agreement;

7.2.7 All administrative costs related to the Property (taxes, annual payments, etc...) will be borne by the Vendors until three months following the full compliance of Golden Share with article 3 of the Agreement;

7.2.8 The Property is properly and accurately described in Schedules 1 and 2 attached hereto;

7.2.9 All past and current operations on and relating to the Property have been or are being carried on in compliance with all applicable federal, provincial and municipal laws, including Environmental Laws;

7.2.10 There have been no material spills, discharges, leaks, emissions, ejections, escapes, dumpings or other releases of any kind of any toxic or hazardous substances in, on or under the Property or the environment surrounding it;

7.2.11 The Vendors are not aware of any restriction on the zoning of the Property or any proposed change to such zoning which would hinder or prohibit the intended use by Golden Share for exploration and mining activity;

7.2.12 The operation of the Property is not subject to any written or verbal operating, management, maintenance or other agreements, and Golden Share shall not be bound to assume any such contract.

7.2.13 170364 is a corporation duly incorporated under the laws of its jurisdiction of incorporation and is validly existing and not in default under such laws; and has the requisite corporate power to own and operate its properties and assets and to carry on its business as presently conducted.

7.3 **Representations and Warranties of Golden Share**

Golden Share represents and warrants to the Vendors:

7.3.1 Golden Share is a corporation duly incorporated under the laws of its jurisdiction of incorporation and is validly existing and not in default under such laws; and has the requisite corporate power to own and operate its properties and assets and to carry on its business as presently conducted.

7.3.2 Golden Share has no liabilities or material agreements which would prevent it to execute the Agreement;

7.3.3 Except for TSXV approval and any required filings with the AMF, no approvals are required under the laws of any applicable jurisdiction or any third parties for the direct or indirect acquisition of an interest in the Property by Golden Share;

7.3.4 All information made available in writing to the Vendors is or will be at the time of delivery true and accurate, to the best of the knowledge of Golden Share.

8. NET SMELTER RETURN

Once Golden Share has acquired the Interest from the Vendors, the Vendors will retain a 2% Net Smelter Return (the "**NSR**"). In the event that Commercial Production would be achieved on the Property, Golden Share will have the right to purchase the NSR held by the Vendors for $1,000,000 per 1% NSR bracket, or for a total of $2,000,000 for the 2% NSR held by the Vendors .

9. TRANSFER RIGHT

Golden Share will have the possibility, at its discretion, to transfer part or the totality of its option or interest in the Property at any time after the signature of the Agreement with the condition that any eventual buyer respects each and the entire terms of the Agreement.

10. AREA OF COMMON INTEREST

The Parties agree to the establishment of an area of common interest which covers all land within 2 km of the boundary of the Property.



In the event that the Vendors would acquire, directly or indirectly, mining permits in the area of common interest, the Vendors must first offer the acquired mining permits to Golden Share at staking cost + 20%. The Vendors shall deliver to Golden Share notice (the "Notice") of such offer. The Notice shall specify the consideration to be paid under the acquisition, together with all other terms and conditions of the acquisition. For a period of 30 days following the date of delivery to Golden Share of the Notice, Golden Share shall have the exclusive right to purchase the acquired mining permits for the same consideration and on the same terms and conditions specified in the Notice by giving notice to the Vendors. If Golden Share does not give notice to the Vendors within such 30 day period, the Vendors would be free to keep the acquired mining permits and ultimately sell them to a third party.

In the event that Golden Share would acquire, directly or indirectly, mining permits in the area of common interest, the acquired mining permits would fall under the terms of the Agreement.

11. GENERAL TERMS

11.1 **Expenses** - Each Party shall be responsible for all legal and other expenses incurred by it in connection with the negotiation, preparation, execution, delivery and performance of this Agreement.

11.2 **Announcements** - The Parties acknowledge that they may be required to make a public announcement regarding the arrangements contemplated by this Agreement upon execution thereof. If such disclosure is required, the Parties shall consult regarding the wording and issuance of public disclosure.

11.3 **Confidentiality** - Each Party shall and shall cause each of its Representatives to hold in strictest confidence and not use in any manner, other than as contemplated by this Agreement, any Confidential Information of the other Parties during the term of this Agreement. Notwithstanding the foregoing, each Party may disclose Confidential Information to its Representatives or to any third party, provided that it procures that the Representative or proposed third party shall be bound by the confidentiality undertakings set out in this Agreement.

11.4 **Indemnification** – The Vendors shall indemnify and save harmless Golden Share from and against all suits, claims, demands, losses and expenses arising out of operations conducted upon the Property by the Vendors or its contractors prior to the date of this Agreement. Each Party shall indemnify and hold the other Parties harmless in respect of any claim, demand, action, cause of action, damage, loss, cost, liability or expense which may be made or brought against any other Party or which such Party may suffer or incur directly or indirectly as a result of, in respect of or arising out of the first Party concurring from any incorrectness in or breach of any representation or warranty contained in this Agreement.

11.5 **No Pledge** –Neither Party can pledge or otherwise encumber its interest in the Property without the written consent of the other Party hereto, including royalties or any other financing instrument.

11.6 **Notices** - Any notice, certificate, consent, determination or other communication required or permitted to be given or made under this Agreement shall be in writing and shall be effectively given and made if (i) delivered personally, (ii) sent by prepaid courier service or mail, or (iii) sent prepaid by fax or other similar means of electronic communication, in each case to the applicable address set out below:

a. if to the Vendors

Mailing Address	209 chemin des Feuillus Dubuisson, Quebec Canada J9P 4N7
Contact Person	Jacques Duval
Fax Number	1 - 819 - 738 - 4243
E-mail address	

b. if to Golden Share

Mailing Address	Golden Share Mining Corporation 440 René-Lévesque Blvd. West Suite 1160 Montreal, Quebec, Canada H2Z 1V7
Contact Person	Philippe Giaro
Fax Number	1 - 514 - 866 – 2626
E-mail address	info@Golden Share.ca

Any such communication so given or made shall be deemed to have been given or made and to have been received on the day of delivery if delivered, or on the day of faxing or sending by other means of recorded electronic communication, provided that such day in either event is a Business Day in the place the communication is received and the communication is so delivered, faxed or sent before 4:30 p.m. on such day in the place the communications is received. Otherwise, such communication shall be deemed to have been given and made and to have been received on the next following Business Day. Any

such communication sent by mail shall be deemed to have been given and made and to have been received on the fifth Business Day following the mailing thereof; provided however that no such communication shall be mailed during any actual or apprehended disruption of postal services. Any such communication given or made in any other manner shall be deemed to have been given or made and to have been received only upon actual receipt.

11.7 **Entire Agreement** - This Agreement constitutes the entire agreement between the Parties pertaining to the subject matter of this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written.

11.8 **Waiver** - A waiver of any default, breach or non-compliance under this Agreement is not effective unless in writing and signed by the Party to be bound by the waiver. No waiver shall be inferred from or implied by any failure to act or delay in acting by a Party in respect of any default, breach or non-observance or by anything done or omitted to be done by the other Party. The waiver by any Party of any default, breach or non-compliance under this Agreement shall not operate as a waiver of that Party's rights under this Agreement in respect of any continuing or subsequent default, breach or non-observance (whether of the same or any other nature).

11.9 **Severability** - Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such prohibition or unenforceability and shall be severed from the balance of this Agreement, all without affecting the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

11.10 **Further Assurances** - Each Party shall promptly do, execute, deliver or cause to be done, executed and delivered all further acts, documents and matters in connection with this Agreement that the other Party may reasonably require, for the purposes of giving effect to this Agreement.

11.11 **Governing Law** - This Agreement shall be governed by and construed in accordance with the laws of the Province of Quebec and the laws of Canada applicable therein.

11.12 **Arbitration** - If there is any disagreement, dispute or controversy (hereinafter collectively called a "dispute") between the Parties with respect to any matter arising under this Agreement or the construction hereof, then the dispute shall be determined by arbitration in accordance with following procedures:

(a) the Parties to the dispute shall appoint a single mutually acceptable arbitrator. If the Parties cannot agree upon a single arbitrator, then the Party on one side of the dispute shall name an arbitrator, and give notice thereof to the Party on the other side of the dispute;

(b) the Party on the other side of the dispute shall within 14 days of the receipt of notice, name an arbitrator; and

(c) the two arbitrators so named shall, within seven days of the naming of the later of them, name a third arbitrator.

If the Party on either side of the dispute fails to name its arbitrator within the allotted time, then the arbitrator named may make a determination of the dispute. Except as expressly provided in this paragraph, the arbitration shall be conducted in Montreal, Québec in English pursuant to the Rules of Arbitration of the International Chamber of Commerce from which there shall be no appeal. The decision shall be made within 30 days following the naming of the latest of them, shall be based exclusively on the advancement of the exploration, development and production work on the Property and not on the financial circumstances of the Parties, and shall be conclusive and binding upon the Parties. The costs of arbitration shall be borne equally by the Parties to the dispute unless otherwise determined by the arbitrator(s) in the award.

11.13 **Successors and Assigns** - This Agreement shall ensure to the benefit of, and be binding on, the Parties and their respective successors and permitted assigns.

11.14 **Termination of Agreement** - This is an option agreement only and, except for the share issuances and expenditures referred to in sections 3.1(a)(i) and 3.1(b)(i) (which are binding upon Golden Share's receipt of final TSXV approval to make such share issuances and expenditures), Golden Share shall not be obligated to make any further payments in respect of this Agreement. Should Golden Share wish to terminate this Agreement at any time it shall give notice to the Vendors and this Agreement shall be deemed to have been terminated upon receipt of such notice by the Vendors. In such event, the Property is returned to the Vendors upon a 30-day written notice with no additional commitments, hence making the Agreement null and void.

11.15 **Counterparts** - This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument. Counterparts may be executed either in original or faxed form and the Parties adopt any signatures received by a receiving fax machine as original signatures of the Parties; provided, however, that any Party providing its signature in such manner shall promptly forward to the other Parties an original of the signed copy of this Agreement which was so faxed.

11.16 **Language** - The contract arising out of this Agreement and all documents relating thereto, have been or will be drafted in English only by common accord among the Parties. *Les soussignés reconnaissent par les présentes qu'ils ont exigé que le contrat résultant de cette convention ainsi que tous les documents y afférant soient rédigés en langue anglaise seulement.*

11.17 **Force Majeure** - The term **"Force Majeure"** as employed herein, shall mean acts of God and of public enemies, wars, blockades, insurrections, riots, epidemics, landslides, lightning, earthquakes, fires, storms, floods, washouts, arrests, and orders of courts or other lawful authorities, civil disturbances, Government and military actions, strikes, and any other causes not within the control of the party claiming a suspension, which by the



exercise of due diligence, such party shall not be able to avoid or overcome. If either Party is rendered unable in whole or in part, by Force Majeure, to perform or comply with any obligation of this Agreement, upon giving notice and full particulars to the other Party, such obligation shall be suspended during the continuance of the inability so caused and such Party shall be relieved of liability for failure to perform the same during such period.

11.18 **Currency** – All references in this Agreement to monetary amounts are expressed in the currency of Canada.

12. EFFECTIVE DATE

12.1 The effective date of this Agreement shall be the 5th day of October 2007.

IN WITNESS WHEREOF the Parties have executed this Agreement.

JACQUES DUVAL

By : Jacques Duval

Dated : October 5, 2007

170364 CANADA INC.

By : S. Beauregard

Dated : October 5, 2007

GOLDEN SHARE MINING CORPORATION

By : ______________________

Dated : October 5, 2007

h:\bcfclients\valeurs mobilières (precedent)\020430 - searchgold\130064 - spin off\mlr-agr option agreement-malartic v2.doc

Schedule 1

Malartic Lakeshore - list of claims.xls

Claim Number	Holder	Surface Area (Hectares)
[illegible]	[illegible]	[illegible]
CDC 1044285	Jacques Duval 100%	42,59
CDC 1044286	Jacques Duval 100%	42,94
CDC 1118635	Jacques Duval 100%	42,57
CDC 1118636	Jacques Duval 100%	42,57
CDC 1118637	Jacques Duval 100%	42,57
CDC 1118638	Jacques Duval 100%	42,57
CDC 1118639	Jacques Duval 100%	42,6
CDC 1118640	Jacques Duval 100%	42,59
CDC 1118641	Jacques Duval 100%	46,03
CDC 1118642	Jacques Duval 100%	44,77
CDC 1118643	Jacques Duval 100%	44,69
CDC 1118644	Jacques Duval 100%	44,71
CDC 1118645	Jacques Duval 100%	44,68
CDC 1118646	Jacques Duval 100%	58,58
CDC 1118647	Jacques Duval 100%	40,93
CDC 1118648	Jacques Duval 100%	40,94
CDC 1118649	Jacques Duval 100%	40,94





Schedule 2

Claim Number	**Holder**	**Surface Area (Hectares)**
[illegible]	[illegible]	[illegible]
CDC 12393	Jacques Duval 50 %, 170364 Canada Inc. 50 %	42,88
CDC 12394	Jacques Duval 50 %, 170364 Canada Inc. 50 %	42,76
CDC 12395	Jacques Duval 50 %, 170364 Canada Inc. 50 %	42,74
CDC 12396	Jacques Duval 50 %, 170364 Canada Inc. 50 %	43,61
CDC 12397	Jacques Duval 50 %, 170364 Canada Inc. 50 %	42,53

PROPERTY OPTION AGREEMENT, dated the 5th day of October 2007 entered

BETWEEN : **GOLDEN SHARE MINING CORPORATION**, a corporation duly incorporated under the laws of Canada with its head office located at 440 René-Lévesque Blvd. West, Suite 1160, Montréal, Québec (Canada), H2Z 1V7;

(Thereafter "**Golden Share**" or "**Party**")

AND : **JACQUES DUVAL**, a prospector residing at 209 chemin des Feuillus, Dubuisson, Quebec (Canada), J9P 4N7;

(Thereafter "**Duval**" or "**Party**")

PREAMBLE

WHEREAS:

A. Duval is the legal and beneficial owner of all mineral interests in and to the mining claims located in the Vauquelin Township of northwestern Quebec, Canada which consists of 50 contiguous claims, for a total area of 800 ha, which are listed as in good standing and registered 100% to Duval on GESTIM, the Quebec government claims management system more particularly as described in Schedule 1 attached hereto (the "**Property**").

B. Golden Share wants to acquire a 100% interest in the Property under the terms of the Agreement and Duval agrees to sell a 100% interest in the Property under the terms of the Agreement.

NOW THEREFORE, IN CONSIDERATION OF THE PREMISES AND THE MUTUAL COVENANTS HEREINAFTER SET OUT, THE PARTIES HERETO AGREE AS FOLLOWS:

1. DEFINITIONS

In this Agreement (including the Preamble and Schedules), the following terms shall, except where inconsistent with the context, have the following meanings:

"***43-101***" means *Regulation 43-101 respecting standards of disclosure for mineral projects*;

"***Agreement***" means this property option agreement, together with the Schedules attached hereto;

"***AMF***" means the *Autorité des marchés financiers*;

"***Applicable Law***" means, with respect to any person, property, transaction, event or other matter, any existing law, rule, statute, regulation, order, judgment, decree, treaty, grant, concession, franchise, licence or other requirement of any federal, regional, state, provincial, local, municipal, or international governmental or non-governmental body having the force of law (collectively, the

"**Law**") relating or applicable to such person, property, transaction, event or other matter. Applicable Law also includes, where appropriate, any existing formal and binding interpretation of the Law (or any part thereof) by any person having jurisdiction over it, or charged with its administration or interpretation;

"***Business Day***" means a day, excluding a Saturday or Sunday, on which banks in Montreal are generally open for ordinary banking business;

"***Commercial Production***" means the first day following the first fifteen (15) consecutive days during which (i) in the case of minerals which are required to be processed or refined, minerals have been processed (excluding bulk sampling) from the Property at an average rate not less than 70% of the initial rated mine production as specified in the feasibility study pursuant to which the Property was developed as a mine and (ii) in the case of minerals which do not require processing or refining following extraction, minerals are extracted on a commercial basis;

"***Confidential Information***" of a Party at any time means all information relating to the business, affairs, financial condition, assets, operations, prospects, trade secrets and other data in respect of such Party or any of its affiliates which,

(a) at the time is of a confidential nature (whether or not specifically identified as confidential) and is known or should be known by each other Party or its Representatives as being confidential, and

(b) has been or, is from time to time made known to or is otherwise learned by any other Party or its Representatives as a result of the matters provided for in this Agreement, including all notes, analyses, compilations, evaluations, studies, maps, computer programs or data or other documentation or information whatsoever relating to the Party, or prepared by the recipient, its Representatives or others containing or based upon, in whole or in part, such information and all non-public information obtained by visiting the facilities of the Party or its affiliates; but not including any information that at such time:

- has become generally available to the public other than as a result of a disclosure by the other Party or any of its Representatives;

- was rightly available to the other Party or its Representatives on a non-confidential basis before the date of this Agreement; or

- becomes rightly available to the other Party or its Representatives on a non-confidential basis from a person other than the first-mentioned Party or any of its Representatives who is not, to the knowledge of such other Party or its Representatives, otherwise bound by confidentiality obligations to such first-mentioned Party in respect of such information or otherwise prohibited from transmitting the information to the other Party or its Representatives;

"***Encumbrance***" means any interest or equity of any person (including any right to acquire, option or right of pre-emption or first offer or first refusal) or any mortgage, charge, pledge, lien,



assignment, hypothecation, security interest, title retention or other security agreement or arrangement or any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership, royalty, carried interest, deferred obligation or similar right or encumbrance;

"***Environmental Laws***" means all requirements of the common law or of environmental, health or safety statutes, regulations, rules, ordinances, policies, orders, approvals, notices, licenses, permits or directives of any federal, territorial, provincial or local judicial, regulatory or administrative agency, board or governmental authority including, but not limited to those relating to (i) noise, (ii) pollution or protection of the air, surface water, ground water or land, (iii) solid, gaseous or liquid waste generation, handling, treatment, storage, disposal or transportation, (iv) exposure to hazardous or toxic substances, or (v) the closure, decommissioning, dismantling or abandonment of any facilities, mines or workings and the reclamation or restoration of any lands;

"***Net Smelter Return***" means the gross value of product(s) shipped from the Property less expenses incurred with respect to insurance, shipping, handling, and/or sampling and assaying of shipped product(s), smelting-refining charges and penalties;

"***Party***" means a party to this Agreement and any reference to a Party includes its successors and permitted assigns; "***Parties***" means every Party;

"***Property***" means the Forsan Gold Property located in the Vauquelin Township northwestern Quebec, Canada which consists of 50 contiguous claims, for a total area of 800 ha, which are listed as in good standing and registered 100% to Duval on GESTIM, the Quebec government claims management system as well as all data regarding the "Forsan Gold Property" comprising, but not limited to, all financial information, agreements, documents, engineering reports, files, filings, geological data and reports, information and maps;

"***Representatives***" with respect to any Party means its affiliates and its and their respective directors, officers, employees, agents, counsel, consultants and other representatives and advisers;

"***TSXV***" means the TSX Venture Exchange.

2. OBJECT OF PROPERTY OPTION AGREEMENT

For $10.00 and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Duval hereby grants to Golden Share the sole and exclusive right and option (the "**Option**") to acquire an undivided 100% interest in and to Duval's right, title and interest in and to the Property (such right, title and interest of Duval being hereinafter referred to as the "**Interest**") in accordance with the terms of this Agreement.





3. OPTION PAYMENTS AND EXPENDITURES

3.1 To exercise the Option, Golden Share shall:

(a) pay to Duval :

(i) $25,000 upon signature of the Agreement, subject to regulatory approval;

(ii) $50,000 on the first anniversary of the date of this Agreement, subject to regulatory approval;

(iii) $50,000 on the second anniversary of the date of this Agreement, subject to regulatory approval;

(b) issue to Duval:

(i) 400,000 common shares in the capital of Golden Share (the "**Common Shares**") forthwith after listing of Golden Share's shares on the TSXV and Golden Share's receipt of the approval of the TSXV;

(ii) 400,000 Common Shares on the first anniversary of the date of this Agreement;

(iii) 400,000 Common Shares on the second anniversary of the date of this Agreement;

(iv) 400,000 Common Shares at any time in the event that measured and indicated resources representing a metal content of 250,000 ounces of gold or more could be defined and validated by a 43-101 compliant report executed by an independent geological consulting firm. The same payment would apply, at any time, if the Property was placed in production with resources inferior to 250,000 ounces of gold but where a total of 250,000 ounces of gold or more would be produced by Golden Share during Commercial Production. The number of ounces of gold produced is to be validated by official milling documentation;

(v) 400,000 Common Shares at any time in the event that measured and indicated resources representing a metal content of 500,000 ounces of gold or more could be defined and validated by a 43-101 compliant report executed by an independent geological consulting firm. The same payment would apply, at any time, if the Property was placed in production with resources inferior to 500,000 ounces of gold but where a total of 500,000 ounces of gold or more would be produced by Golden Share during Commercial Production. The number of ounces of gold produced is to be validated by official milling documentation;





which Common Shares shall be subject to such hold periods that are prescribed by the securities laws of the Province of Quebec and the rules and policies of the TSXV; and

(c) incur for the purposes of the exploration of the Property:

(i) the sum of $200,000 on or before the first anniversary of the closing date of Golden Share's IPO financing (hereinafter "**Work commitment of the First year**");

(ii) the additional sum of $200,000 on or before the second anniversary of the closing date of Golden Share's IPO financing (hereinafter "**Work commitment of the Second year**"); and

(iii) the additional sum of $100,000 on or before the third anniversary of the closing date of Golden Share's IPO financing (hereinafter "**Work commitment of the Third year**").

4. EARNING OF INTEREST

The Parties agree that:

4.1 Once the cash payments listed under section 3.1 (a); share issues listed under sections 3.1 (b)(i), 3.1 (b)(ii), 3.1 (b)(iii); and Work commitments of the First, Second and Third years have been duly executed, Golden Share will hold a 100% interest in the Property.

4.2 The object of the Agreement being to develop the Property, Golden Share may elect to incur the required exploration expenditures in a shorter time frame. In such an event Golden Share will have acquired a 100% interest in the Property at any time after the first anniversary date of the signature of the Agreement as soon as a total of $500,000 has been incurred in exploration expenditures and provided that all cash payments and shares issuances listed under section 4.1 have been duly executed.

4.3 Provided Golden Share has paid $125,000 to Duval, has issued 1,200,000 Common Shares to Duval and incurred $500,000 in the expenditures, in accordance with the time periods stipulated in section 3.1 hereof, Golden Share may notify Duval at any time that it has satisfied the conditions necessary to acquire the Interest.

4.4 Upon receipt of such notice from Golden Share, 100% of Duval's right, title and interest in and to the Property shall immediately vest in Golden Share.

5. OPERATORSHIP

The Parties agree that Golden Share will be the operator and as such will have the responsibility to execute the work programs on the Property.



6. TITLE

Until satisfaction of the terms of this Agreement, registered title to the lands, patents and claims comprising the Property shall be held in trust by Duval, pursuant to the terms hereof. Should Golden Share be vested with the Interest, Duval shall forthwith execute and deliver, upon request by Golden Share and at Golden Share's option, any reasonable documentation necessary to (i) transfer to Golden Share a 100% interest in the registered title to the Property or (ii) evidence Golden Share's right, title and interest in and to the Property.

7. REPRESENTATIONS AND WARRANTIES

7.1 Mutual Representations and Warranties of the Parties.

Golden Share and Duval hereby represent and warrant to each other as follows:

7.1.1 **Due Authorisation** - It has all necessary power, authority and capacity to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement have been duly authorised by all necessary action on its part.

7.1.2 **Enforceability of Obligations** - This Agreement has been duly executed and delivered by it and constitutes a valid and binding obligation of it enforceable against it in accordance with its terms, subject to limitations on enforcement imposed by bankruptcy, insolvency, reorganisation or other laws affecting creditors' rights generally and to the extent that equitable remedies such as specific performance and injunction are only available in the discretion of the court from which they are sought.

7.1.3 **No Conflict** - The execution, delivery and performance of this Agreement by it do not and will not constitute a breach or violation of:

- the provisions of its charter documents and by-laws;
- any contract, agreement or instrument to which it is a party or by which it is bound; or any Applicable Law.

7.2 Representations and Warranties of Duval

Duval represents and warrants to Golden Share that:

7.2.1 Duval is the legal owner of 100% of the interests in the Property, free and clear of any Encumbrances and has good and valid title to the Property, and the claims relating to the Property are in good standing and Duval has satisfied all obligations and liabilities under such permits;

7.2.2 Duval has no liabilities or material agreements regarding the Property;

7.2.3 Duval has made all required payments and filings under applicable tax legislation



relating to the Property and no administrative proceedings, litigation or arbitration is in process, threatened or pending in relation to such taxes;

7.2.4 No approvals are required under the laws of any applicable jurisdiction or any third parties for the direct or indirect acquisition of an interest in the Property by Golden Share;

7.2.5 All information made available in writing to Golden Share regarding the Property and Duval is or will be at the time of delivery true and accurate;

7.2.6 Duval will maintain the Property's claims in good standing until three months following the full compliance of Golden Share with article 3 of the Agreement;

7.2.7 All administrative costs related to the Property (taxes, annual payments, etc...) will be borne by Duval until three months following the full compliance of Golden Share with article 3 of the Agreement;

7.2.8 The Property is properly and accurately described in Schedule 1 attached hereto;

7.2.9 All past and current operations on and relating to the Property have been or are being carried on in compliance with all applicable federal, provincial and municipal laws, including Environmental Laws;

7.2.10 There have been no material spills, discharges, leaks, emissions, ejections, escapes, dumpings or other releases of any kind of any toxic or hazardous substances in, on or under the Property or the environment surrounding it;

7.2.11 Duval is not aware of any restriction on the zoning of the Property or any proposed change to such zoning which would hinder or prohibit the intended use by Golden Share for exploration and mining activity;

7.2.12 The operation of the Property is not subject to any written or verbal operating, management, maintenance or other agreements, and Golden Share shall not be bound to assume any such contract.

7.3 Representations and Warranties of Golden Share

Golden Share represents and warrants to Duval:

7.3.1 Golden Share is a corporation duly incorporated under the laws of its jurisdiction of incorporation and is validly existing and not in default under such laws; and has the requisite corporate power to own and operate its properties and assets and to carry on its business as presently conducted.



7.3.2 Golden Share has no liabilities or material agreements which would prevent it to execute the Agreement;



7.3.3 Except for TSXV approval and any required filings with the AMF, no approvals are required under the laws of any applicable jurisdiction or any third parties for the direct or indirect acquisition of an interest in the Property by Golden Share;

7.3.4 All information made available in writing to Duval is or will be at the time of delivery true and accurate, to the best of the knowledge of Golden Share.

8. NET SMELTER RETURN

Once Golden Share has acquired the Interest from Duval, Duval will retain a 2% Net Smelter Return (the "**NSR**"). In the event that Commercial Production would be achieved on the Property, Golden Share will have the right to purchase the NSR held by Duval for $1,000,000 per 1% NSR bracket, or for a total of $2,000,000 for the 2% NSR held by Duval.

9. TRANSFER RIGHT

Golden Share will have the possibility, at its discretion, to transfer part or the totality of its option or interest in the Property at any time after the signature of the Agreement with the condition that any eventual buyer respects each and the entire terms of the Agreement.

10. AREA OF COMMON INTEREST

The Parties agree to the establishment of an area of common interest which covers all land within 2 km of the boundary of the Property.

In the event that Duval would acquire, directly or indirectly, mining permits in the area of common interest, Duval must first offer the acquired mining permits to Golden Share at staking cost + 20%. Duval shall deliver to Golden Share notice (the "Notice") of such offer. The Notice shall specify the consideration to be paid under the acquisition, together with all other terms and conditions of the acquisition. For a period of 30 days following the date of delivery to Golden Share of the Notice, Golden Share shall have the exclusive right to purchase the acquired mining permits for the same consideration and on the same terms and conditions specified in the Notice by giving notice to Duval. If Golden Share does not give notice to Duval within such 30 day period, Duval would be free to keep the acquired mining permits and ultimately sell them to a third party.

In the event that Golden Share would acquire, directly or indirectly, mining permits in the area of common interest, the acquired mining permits would fall under the terms of the Agreement.

11. GENERAL TERMS

11.1 **Expenses** - Each Party shall be responsible for all legal and other expenses incurred by it in connection with the negotiation, preparation, execution, delivery and performance of this Agreement.

11.2 **Announcements** - The Parties acknowledge that they may be required to make a public announcement regarding the arrangements contemplated by this Agreement upon



execution thereof. If such disclosure is required, the Parties shall consult regarding the wording and issuance of public disclosure.

11.3 **Confidentiality** - Each Party shall and shall cause each of its Representatives to hold in strictest confidence and not use in any manner, other than as contemplated by this Agreement, any Confidential Information of the other Parties during the term of this Agreement. Notwithstanding the foregoing, each Party may disclose Confidential Information to its Representatives or to any third party, provided that it procures that the Representative or proposed third party shall be bound by the confidentiality undertakings set out in this Agreement.

11.4 **Indemnification** – Duval shall indemnify and save harmless Golden Share from and against all suits, claims, demands, losses and expenses arising out of operations conducted upon the Property by Duval or its contractors prior to the date of this Agreement. Each Party shall indemnify and hold the other Parties harmless in respect of any claim, demand, action, cause of action, damage, loss, cost, liability or expense which may be made or brought against any other Party or which such Party may suffer or incur directly or indirectly as a result of, in respect of or arising out of the first Party concurring from any incorrectness in or breach of any representation or warranty contained in this Agreement.

11.5 **No Pledge** –Neither Party can pledge or otherwise encumber its interest in the Property without the written consent of the other Party hereto, including royalties or any other financing instrument.

11.6 **Notices** - Any notice, certificate, consent, determination or other communication required or permitted to be given or made under this Agreement shall be in writing and shall be effectively given and made if (i) delivered personally, (ii) sent by prepaid courier service or mail, or (iii) sent prepaid by fax or other similar means of electronic communication, in each case to the applicable address set out below:

a. if to Duval

Mailing Address	209 chemin des Feuillus Dubuisson, Quebec Canada J9P 4N7
Contact Person	Jacques Duval
Fax Number	1 - 819 - 738 - 4243
E-mail address	





b. if to Golden Share

Mailing Address	Golden Share Mining Corporation 440 René-Lévesque Blvd. West Suite 1160 Montreal, Quebec, Canada H2Z 1V7
Contact Person	Philippe Giaro
Fax Number	1 - 514 - 866 – 2626
E-mail address	info@Golden Share.ca

Any such communication so given or made shall be deemed to have been given or made and to have been received on the day of delivery if delivered, or on the day of faxing or sending by other means of recorded electronic communication, provided that such day in either event is a Business Day in the place the communication is received and the communication is so delivered, faxed or sent before 4:30 p.m. on such day in the place the communications is received. Otherwise, such communication shall be deemed to have been given and made and to have been received on the next following Business Day. Any such communication sent by mail shall be deemed to have been given and made and to have been received on the fifth Business Day following the mailing thereof; provided however that no such communication shall be mailed during any actual or apprehended disruption of postal services. Any such communication given or made in any other manner shall be deemed to have been given or made and to have been received only upon actual receipt.

11.7 **Entire Agreement** - This Agreement constitutes the entire agreement between the Parties pertaining to the subject matter of this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written.

11.8 **Waiver** - A waiver of any default, breach or non-compliance under this Agreement is not effective unless in writing and signed by the Party to be bound by the waiver. No waiver shall be inferred from or implied by any failure to act or delay in acting by a Party in respect of any default, breach or non-observance or by anything done or omitted to be done by the other Party. The waiver by any Party of any default, breach or non-compliance under this Agreement shall not operate as a waiver of that Party's rights under this Agreement in respect of any continuing or subsequent default, breach or non-observance (whether of the same or any other nature).

11.9 **Severability** - Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such



prohibition or unenforceability and shall be severed from the balance of this Agreement, all without affecting the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

11.10 **Further Assurances** - Each Party shall promptly do, execute, deliver or cause to be done, executed and delivered all further acts, documents and matters in connection with this Agreement that the other Party may reasonably require, for the purposes of giving effect to this Agreement.

11.11 **Governing Law** - This Agreement shall be governed by and construed in accordance with the laws of the Province of Quebec and the laws of Canada applicable therein.

11.12 **Arbitration** - If there is any disagreement, dispute or controversy (hereinafter collectively called a "dispute") between the Parties with respect to any matter arising under this Agreement or the construction hereof, then the dispute shall be determined by arbitration in accordance with following procedures:

(a) the Parties to the dispute shall appoint a single mutually acceptable arbitrator. If the Parties cannot agree upon a single arbitrator, then the Party on one side of the dispute shall name an arbitrator, and give notice thereof to the Party on the other side of the dispute;

(b) the Party on the other side of the dispute shall within 14 days of the receipt of notice, name an arbitrator; and

(c) the two arbitrators so named shall, within seven days of the naming of the later of them, name a third arbitrator.

If the Party on either side of the dispute fails to name its arbitrator within the allotted time, then the arbitrator named may make a determination of the dispute. Except as expressly provided in this paragraph, the arbitration shall be conducted in Montreal, Québec in English pursuant to the Rules of Arbitration of the International Chamber of Commerce from which there shall be no appeal. The decision shall be made within 30 days following the naming of the latest of them, shall be based exclusively on the advancement of the exploration, development and production work on the Property and not on the financial circumstances of the Parties, and shall be conclusive and binding upon the Parties. The costs of arbitration shall be borne equally by the Parties to the dispute unless otherwise determined by the arbitrator(s) in the award.

11.13 **Successors and Assigns** - This Agreement shall ensure to the benefit of, and be binding on, the Parties and their respective successors and permitted assigns.

11.14 **Termination of Agreement** - This is an option agreement only and, except for the share issuances and expenditures referred to in sections 3.1(a)(i) and 3.1(b)(i) (which are binding upon Golden Share's receipt of final TSXV approval to make such share issuances and expenditures), Golden Share shall not be obligated to make any further payments in respect of this Agreement. Should Golden Share wish to terminate this

Agreement at any time it shall give notice to Duval and this Agreement shall be deemed to have been terminated upon receipt of such notice by Duval. In such event, the Property is returned to Duval upon a 30-day written notice with no additional commitments, hence making the Agreement null and void.

11.15 **Counterparts** - This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument. Counterparts may be executed either in original or faxed form and the Parties adopt any signatures received by a receiving fax machine as original signatures of the Parties; provided, however, that any Party providing its signature in such manner shall promptly forward to the other Parties an original of the signed copy of this Agreement which was so faxed.

11.16 **Language** - The contract arising out of this Agreement and all documents relating thereto, have been or will be drafted in English only by common accord among the Parties. *Les soussignés reconnaissent par les présentes qu'ils ont exigé que le contrat résultant de cette convention ainsi que tous les documents y afférant soient rédigés en langue anglaise seulement.*

11.17 **Force Majeure** - The term "**Force Majeure**" as employed herein, shall mean acts of God and of public enemies, wars, blockades, insurrections, riots, epidemics, landslides, lightning, earthquakes, fires, storms, floods, washouts, arrests, and orders of courts or other lawful authorities, civil disturbances, Government and military actions, strikes, and any other causes not within the control of the party claiming a suspension, which by the exercise of due diligence, such party shall not be able to avoid or overcome. If either Party is rendered unable in whole or in part, by Force Majeure, to perform or comply with any obligation of this Agreement, upon giving notice and full particulars to the other Party, such obligation shall be suspended during the continuance of the inability so caused and such Party shall be relieved of liability for failure to perform the same during such period.

11.18 **Currency** – All references in this Agreement to monetary amounts are expressed in the currency of Canada.

12. EFFECTIVE DATE

12.1 The effective date of this Agreement shall be the 5 th day of October 2007.

IN WITNESS WHEREOF the Parties have executed this Agreement.

JACQUES DUVAL

By : [signature]

Dated : October 5, 2007

GOLDEN SHARE MINING CORPORATION

By : ______________________________

Dated : October 5, 2007

h:\bcfclients\valeurs mobilières (precedent)\020430 - searchgold\130064 - spin off\mfr-agr option agreement-forsan v2.doc

J.D

Schedule 1





Claim Number	Holder	Percentage
CL 3083801	Jacques Duval	100%
CL 3083802	Jacques Duval	100%
CL 3083803	Jacques Duval	100%
CL 3083845	Jacques Duval	100%
CL 3823834	Jacques Duval	100%
CL 3823835	Jacques Duval	100%
CL 3892985	Jacques Duval	100%
CL 3894011	Jacques Duval	100%
CL 3894012	Jacques Duval	100%
CL 3894013	Jacques Duval	100%
CL 3894014	Jacques Duval	100%
CL 5266201	Jacques Duval	100%
CL 5266202	Jacques Duval	100%
CL 5266203	Jacques Duval	100%
CL 5266204	Jacques Duval	100%
CL 5266205	Jacques Duval	100%
CL 5266206	Jacques Duval	100%
CL 5266207	Jacques Duval	100%
CL 5266208	Jacques Duval	100%
CL 5266210	Jacques Duval	100%
CL 5266211	Jacques Duval	100%
CL 5266212	Jacques Duval	100%
CL 5266213	Jacques Duval	100%
CL 5266214	Jacques Duval	100%
CL 5266215	Jacques Duval	100%
CL 5266216	Jacques Duval	100%
CL 5266217	Jacques Duval	100%
CL 5266218	Jacques Duval	100%
CL 5266219	Jacques Duval	100%
CL 5266220	Jacques Duval	100%
CL 5266221	Jacques Duval	100%



CL 5266222	Jacques Duval	100%
CL 5266223	Jacques Duval	100%
CL 5266224	Jacques Duval	100%
CL 5266225	Jacques Duval	100%
CL 5266226	Jacques Duval	100%
CL 5266227	Jacques Duval	100%
CL 5266228	Jacques Duval	100%
CL 5266229	Jacques Duval	100%
CL 5266230	Jacques Duval	100%
CL 5272291	Jacques Duval	100%
CL 5272292	Jacques Duval	100%
CL 5272293	Jacques Duval	100%
CL 5272294	Jacques Duval	100%
CL 5272295	Jacques Duval	100%
CL 5272296	Jacques Duval	100%
CL 5272297	Jacques Duval	100%
CL 5272298	Jacques Duval	100%
CL 5272299	Jacques Duval	100%
CL 5272300	Jacques Duval	100%

J.D


END

